4/5

07024192

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Peter Hambro Mining

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

JUN 0 8 2007

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34734 FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: dw

DAT : 6/6/07

PETER HAMBRO MINING PLC

UAL
ORT &
COUNTS
06



PETER HAMBRO MINING PLC is a leading, Russia focused gold producer and explorer with 13 years of operating experience.

The Group's success is attributable to its strong team of highly qualified professionals who continue to apply an "Anglo-Russian" business approach to a top class asset base within the Russian Federation. Operating successfully in two different business environments, the Group remains reliant on its ability to assimilate the different national, cultural and corporate attitudes as well as choosing the optimal mix of Russian and foreign equipment and technology.

Our experience of combining the best of Russian and Western business practices has developed over the years into a considerable accumulated expertise.

The Group is now growing from a predominantly single mine venture into a multi mine operation, extending beyond the Amur Region and employing its business formula across Russia.

Contents

Production Profile 2003 – 2007


300
250
200
150
100
50
0
'000oz
149.0
209.3
249.3
261.3
283.2
2003
2004
2005
2006
2007 Forecast
Year
Omchak JV – Amur assets
Omchak JV – Magadan assets
Rudnoye JV
Amur NE Assets
Pokrovskiy Rudnik and Pioneer

Reserves and Resources Summary 2006

	Ore ('000t)	Gold content ('000oz)	Gold content ('000oz)
	2006	2006	2005
Group summary			
B+C1	31,623	1,826	1,980
C2 (inc.some C1 in 2005)	117,870	6,654	7,053
Total reserves	149,493	8,480	9,033
P1	136,961	8,697	9,693
P2+P3	1,928,952	91,005	83,547
Total resources	2,065,913	99,702	93,240
Total reserves and resources	2,215,406	108,182	102,273

The Group reports its reserves and resources according to the Russian Reserves and Resources classification system which was approved by the State Committee on Reserves ("GKZ") in 1965 (as amended in 1981) since this is its functional reporting system ("The Russian System"). The Russian System is based principally on the technical ability to extract a mineral reserve and does not take into account the economical viability of extraction in the same way as JORC, 43-101 or other internationally recognised mineral reserves classification systems. Licence holders must register A, B, C1, and C2 category reserves with GKZ to be able to extract them (depending upon the structural complexity class of the deposit. Gold deposits are usually in complexity class 3 or 4 which require categories C1 and/or C2 only, categories A and B are rarely if ever recorded for such deposits). Part of the Group's C1 and C2 reserves are unregistered. Failure to register does not per se impose any sanctions on any Group company.
It should be noted that of the P Category resources based on management estimates, P1 is supported by drilling, and P2 is supported by some or all of geological, geochemical, and geophysical evidence.

Gold Institute Standard: Cost Per Ounce 2005–2006

Per Gold Institute Standard for Reporting Production Costs (US$/oz)	2006	2005	%(+/-)
Pokrovskiy Rudnik			
Direct mining & processing expenses	102.9	95.0	8%
Refinery & transportation costs	7.0	4.5	56%
By-product credits	(4.0)	(0.9)	344%
Other	27.8	26.8	4%
Cash operating cost	133.7	125.4	7%
Royalties	35.3	27.1	30%
Production taxes	5.7	6.2	(8%)
Total cash cost	174.7	158.7	10%
Non-cash movement in stock	15.8	28.6	(45%)
Depreciation/amortisation	48.0	42.4	13%
Total production cost	238.5	229.7	4%

Results Summary 2005–2006

	units	2006	2005	%(+/-)
Gold production	oz	261,000	249,000	5%
Ave. realised gold sales price	US$/oz	586	442	33%
Turnover inc. share of JVs	US$'000	177,034	114,579	55%
Operating profit	US$'000	49,249	17,490	182%
EBIT	US$'000	49,729	22,177	124%
Net earnings	US$'000	30,556	13,255	131%
EPS	US$	0.38	0.17	124%
Operating cash flow	US$'000	47,607	16,055	197%
Net assets	US$'000	316,289	244,449	29%
(Net debt)/Net cash	US$'000	(75,590)	4,725	(1,700%)

Group Portfolio of Assets


Peter Hambro Mining Plc

Cost Breakdown


Heap Leach
8%
2006
51
Mining
Energy
Labour
Mining
28
37
Raw Materials
Energy
Labour
RIP plant
Energy
Labour
9%
33%
Heap Leach
58%
Raw Materials
Heap Leach
10%
2005
50
Mining
Energy
Labour
Mining
28
37
Raw Materials
Labour
RIP plant
Energy
Labour
13%
28%
Heap Leach
59%
Raw Materials

Attributable Production

261,000oz

Turnover

US$177m

Operating Profit

US$49m

Shareholders' Funds

US$302m

Retained Profit

US$31m

Gold Sales Price

US$586

Attributable Production ('000oz)


2003
149
2004
209
2005
249
2006
261
2007 F
283

Turnover (US$'000)


2003
54,260
2004
85,502
2005
114,579
2006
177,034

Operating Profit (US$'000)


2003
13,795
2004
22,703
2005
17,490
2006
49,249

Shareholders' Funds (US$'000)


2003
115,633
2004
200,134
2005
239,925
2006
302,449

Retained Profit (US$'000)


2003
10,383
2004
15,318
2005
13,255
2006
30,556

Gold Sales Price (US$)


2003
363
2004
405
2005
442
2006
586

COMBINING A STRONG TEAM, LOCAL SKILLS AND BEST PRACTICE



Exterior of the Group's new office in Moscow



Peter Hambro
Executive Chairman



The strong demand for gold as adornment, for industrial use and as an investment asset, has had a beneficial effect on its price and our average gold sales price for the period increased by 33% over 2006 to US$586.

Once again I can enjoy sending you our Annual Report and telling you that the year under review, 2006, has been yet another year of steady progress for the Group and I can take pleasure in reporting an almost threefold increase in operating profit. Planned growth in existing projects, success in cost control, favourable changes in exchange rates and an improved gold sales price have been the principal contributory factors.

Profitable production from Pokrovskiy Rudnik puts us in a strong position for Pioneer development which is the next phase of acceleration in our growth. This, together with the development of Malomir and the Yamal assets, positions us well on our way to achieving the exacting growth targets we have set ourselves.

In December 2006, the price of the Company's shares was adversely affected by concerns about the possible negative effect of an unexpectedly announced Rosprirodnadzor (Russian environmental watchdog) inspection of licences. Licence inspection is a regular occurrence for mining companies worldwide and Russia is no exception. I am pleased to note that the inspection determined that there were no material breaches of terms and conditions of our licences, thus proving that the market's concerns were unfounded.

Bringing Pioneer into production in 2007 is the next step in the Group's journey to become a significant gold producer on the world map. Commencement of Heap Leach operations towards the end of the year and then commissioning of the new Resin In Pulp (RIP) plant are expected to demonstrate success. I am confident that we are on track.

Our concentration on building up in-house technical and other capabilities has led us to increase our links with educational institutions, both at the professional level and for schools educating younger students.

We expect to have continued strong demand for technical and scientifically qualified staff for some years to come and the more we develop our links with education establishments the better our recruiting position will be.

The investment in the Company by the International Finance Corporation (IFC) and the establishment of a Sustainability Committee are testament to our long-term commitment to the environment.

The price of gold is once again testing its recent highs and demand for it reflects, as much as anything, its constancy at a time of geopolitical uncertainty and gathering storm clouds of inflation. With mine supply from many parts of the world in decline and a willingness on the part of governments to allow their fiat currencies to depreciate in value, the present or higher US Dollar prices for gold are likely to continue for some time.

Russia's President Putin is now in the last year of his term of office. As yet there is no clear sign of his successor and markets dislike uncertainty. However the gigantic progress that Russia has made in the last 13 years leads me to view any forthcoming change with equanimity. Financial stability and the rule of law make it a good place in which to do business and the prospects for gold mining in this country can seldom have been better.

The impressive efforts of all our employees during 2006, for which I am immensely grateful, have put us in a position to grow our production strongly whilst simultaneously keeping costs down. Our challenge is to implement our plans efficiently and to remain focused on producing profitable and sustainable gold.

Gold Production

2006

261,000oz

2007 Forecast

283,000oz

PHM Share Price and Gold Price 2005–2006


POG Share price
Gold Bullion US$/Troy Ounce (rebased)
(UKp)
1800
1700
1600
1500
1400
1300
1200
1100
1000
900
800
30/12/05
29/01/06
28/02/06
30/03/06
29/04/06
29/05/06
28/06/06
28/07/06
27/08/06
26/09/06
26/10/06
25/11/06
25/12/06

A PROFITABLE GOLD PRODUCER WITH LOW COSTS AND HIGH GROWTH POTENTIAL



Gold pour at Pokrovskiy Rudnik



Dr Pavel Maslovskiy
Deputy Chairman



During 2006 we continued expansion of operations, teams and assets with which to achieve our aggressive growth programme and I remain confident that this is on track.

Pokrovskiy Rudnik Production Increase

+11%

Total Pokrovskiy Rudnik Cash Costs

175 US$/oz

2006 was an exceptionally busy year with preparation on a number of fronts to enable us to substantially grow the business over coming years. If in 2005 the Group was actively proving reserves for its ambitious growth, then 2006 was the year when our team was putting together all integral parts of feasibility studies for future production and planning further exploration activities.

In spite of the large scope of work by the Group on many projects, Pokrovskiy Rudnik was still the primary focus for us as the stable producer of cash flows to fund future growth and as a solid base for the Group's expansion within and outside the Amur Region. With production increased by an impressive 11% in 2006 and operational costs in line with the previous year, the team proved once again its high professionalism and consistent ability to achieve excellent results. In particular, we were very proud to be able to produce gold in 2006 with only a 4% increase in GIS total production costs compared to the previous year. This was achieved against a 14% increase in diesel fuel prices, an 8% increase in electricity prices and a 9% increase in prices for reagents and consumables.

Stable and low operating costs were achieved as a result of the successful implementation of a series of long-term cost cutting programmes implemented during 2005 and becoming effective in 2006.

In part, the unit cost figure was improved by an increase in the number of ounces produced by the Group, the result of the plant's increased capacity up to 1.9mt per year in 2006 and increased recovery rates at the Heap Leach operations. In 2006 we also continued the expansion and renovation of our mining fleet to sustain increased volumes of ore transported from the pit planned for over the coming years.

The development of Pioneer was one of the main focuses in 2006 as it is the first of the new assets that we expect to be brought into production to achieve our ambitious targets. We are proud to report that after extensive exploration and design work our plan is even more economically attractive than previously forecast. The plan devised by our specialists provides for a big stand alone operation to be mined 100% by open pit methods. As at Pokrovskiy Rudnik, gold will be produced at Pioneer through the RIP plant and Heap Leach reaching 400,000 ounces per year and with a mine life expected to last until 2018. We are expecting the costs per tonne treated at Pioneer to be in line with those currently at Pokrovskiy Rudnik. First commercial production from Pioneer is expected to be received in 2007 as planned previously and should enable a substantial increase in the Group's level of production at industry leading cash operating costs.

The change of development plan has not significantly altered our previously planned capital expenditure at Pioneer though the Group is operating under strong inflationary pressures in common with the rest of the industry.

A positive surprise last year at Pioneer came with the quality of some of the high grade ore bodies that we continue to prove up, including at Andreevskaya where average grades are 32.8g/t for 450m in length and to a depth of 90m. Our current estimates, which are subject to review as we complete further work in 2007, are that this ore body alone contains 550,000 ounces of gold.

Malomir was only acquired in 2005 and yet it has already exceeded our expectations. Therefore we are confident it will prove a hugely important asset for the Group. We were encouraged in 2006 by further data on the deposit indicating it to be larger than we had forecast. As a result we deferred our decision on the construction of major processing facilities until we had further necessary information. An extensive development programme was undertaken in 2006 with major infrastructure construction and confirmation exploration work all having progressed well. The advanced state of the work has been a striking achievement given the short time we have had available so far. Greater volumes of mineralised material have been identified and further evidence has been found to support the existence of two additional ore zones. This would mean Malomir is made up of three substantial deposits in total.

A detailed implementation plan for Malomir on a similar basis to that produced for Pioneer is being developed and is intended to be ready before the end of 2007.

In the Yamal Region we are very happy to report that the economic study to define production reserves at Novogodnee Monto has been confirmed by the Russian State Committee on Reserves (GKZ) and with the Petropavlovskoye deposit exploration programme near completion, we can start designing a project to develop both mines simultaneously since they are located 400m from each other. Our expansion in the Yamal Region shows our intention to grow outside the Amur Region where the quality of assets and the opportunities are compelling.

The further expansion of our laboratory facilities and the c.98% acquisition of Irgiredmet Research and Scientific consulting company, based in Irkutsk, meant that our in-house technical capability was able to keep up with the growing pace of demands on our exploration and development efforts.

A HIGH PERFORMANCE AND ESTABLISHED MINING BUSINESS



Mining works at Pokrovskiy pit

1,680 employees

286 specialist technical and engineering staff

825,000oz production since 2001

Micromine Model of Two Merged Pits

Optimisation of the mining plan to expand the life of the deposit.



Key:

- Previous plan
- Optimised plan

Pokrovskiy Rudnik is an open pit mine located in the Amur Region in the Far East of Russia. Gold mineralisation at the deposit is associated with volcanic and intrusive rocks within a Jurassic-Cretaceous sedimentary sequence cut by extensive block faulting.

Pokrovskiy Rudnik is one of the largest gold producers in the region, with excellent infrastructure and transport links. Pokrovskiy pits produce c.2 million tonnes of ore a year with an average stripping ratio of c.2.4 m^3/t. The gold is recovered on the mine using Heap Leach (0.7 million tonnes/year) and RIP plant (1.9 million tonnes/year) technologies.

Pokrovskiy Rudnik plays a vital role in the economy of the Amur Region and is the third largest tax payer, paying US$22.6m in 2006.

In 2006 Pokrovskiy Rudnik gold production increased by 11% compared with 2005. This was the result of:

- expanding mining operations by c.37% to extract 1.9 million tonnes of ore,
- increasing the treatment capacity of the RIP plant to 1.9 million tonnes/year,
- increasing recovery rates by c.50% in Heap Leach operations to c.73%.

The expansion of the RIP plant capacity that started in 2005 was completed on time and on budget at a cost of c. US$3.2m. The maintenance capital expenditure required to run the mine in 2006 was US$5m.

Mining

During 2006 the two main pits of the deposit were merged and exploration works around the Pokrovskiy pit confirmed potential for expansion to the East and at greater depth. Historically the Pokrovskiy pit has been mined using a cut-off grade of 0.8g/t based upon the lower gold prices of earlier years but the present price will allow a reduction in cut-off grade. A re-definition of Pokrovskiy deposit reserves and the design of corresponding pit expansion have now begun to reflect the much higher gold prices of today. It is intended that this pit expansion will also take into account additional reserves and resources discovered recently and will include both lateral push backs and a deepening of the ultimate pit from 140m to 200m. The anticipated reduction in the cut-off grade, due to the increased gold price along with the new exploration data are expected to enable an increase of the projected depth of the current Pokrovskiy pit and re-definition of Pokrovskiy reserves resulting in a c.200,000 ounces increase.

In 2006 mining operations moved c.5.4 million m^3 of material in the pit yielding c.1.9 million tonnes of ore which is a 37% increase compared with 2005. Further implementation of the gradual renewal of the mining-transport equipment fleet programme was a major factor in achieving greater mining capacity. Five new 45t capacity Belaz dump trucks and three Cat-330 Caterpillar excavators were purchased which ensured consistency of the mining works and conformity to the mining plan.

Processing

RIP

The RIP plant was originally commissioned in 2002 with a design capacity of 0.75 million tonnes/year and has been gradually expanded since then without production interruption.

In 2006 the next stage of the RIP plant's expansion was successfully accomplished on time and on budget which brought the plant's annual capacity to 1.9 million tonnes of ore. This was an increase of almost 27% on 2005 and ensured an increase in gold produced despite a 7% decrease in the average grade of ore delivered to the mill.

Total Material Moved ('000m³)



2003
3,831
2004
4,768
2005
6,084
2006
6,297

Total Ore Mined ('000t)



2003
1,053
2004
1,088
2005
1,526
2006
2,072

PETER HAMBRO MINING SCHEDULE OF MINING OPERATIONS

Pokrovskiy Rudnik deposit	Units	2006	2005
Total material moved	'000m³	5,385	5,248
Advanced stripping	'000m³	1,657	1,180
Ore mined	'000t	1,904	1,393
Grade	g/t	3.0	3.6
Gold	'000oz	184.5	159.8
Pioneer deposit			
Total material moved	'000m³	912	836
Ore mined	'000t	168	133
Grade	g/t	3.4	3.5
Gold	'000oz	18.3	15.0
Total material			
Total material moved	**'000m³**	**6,297**	**6,084**
Ore mined	**'000t**	**2,072**	**1,526**
Grade	**g/t**	**3.0**	**3.6**
Gold	**'000oz**	**202.8**	**174.8**

Reporting of production and mining data has been modified for 2005 in order to meet this year's presentation.



Resin-in-Pulp plant Pokrovskiy Rudnik



The resin regeneration section of the RIP plant

About 82% of the mill feed in 2006 was delivered from the Pokrovskiy pit. Approximately 3% was from technological sampling at the Pioneer deposit whilst the remaining feed was part of the blending of ore from the Pokrovskiy Rudnik stockpiles. Due to the fact that primary ores were included in processing for the first time, blending at the intermediate stockpile near the plant was expanded and optimised both from the point of view of technological characteristics and average grades.

This productivity increase was principally accomplished through the expansion of the RIP circuit and the optimisation of the grinding circuits and classifiers. The main challenge for the plant's operators in 2006 was an adjustment of the technological process and maintenance of the stable recovery rates for the mixed type of material produced by the mine which included some primary ore. The process was modified in order to maintain stable recovery rates for the mixed ore types. The significant changes were an increase in resin volume and commencement of ore cyanidation in the SAG mill which increased the total resin surface area and leaching time. As a result the recovery rate was approximately the same as the previous year (90.8% compared to 91.5% in 2005) although part of the material treated was primary ore.

Separation of the flows of pregnant solutions and the installation of additional electro-winning cells optimised gold recovery and doubled the recovery of silver, increasing silver production by 350%.

Heap Leach

Recovery rates from the Heap Leach process increased by 50% up to 73% and this made treatment of lower grade material economic. This was achieved by stacking and treating the Heap Leach pads before the winter period and leaving them for further leaching when thawed.

This should give the Group an opportunity to treat a larger amount of low grade ore through the Heap Leach process. It should be noted, however, that the exceptionally cold winter of 2006 in Russia caused the stacking of new ore on the pads to be delayed by approximately one month and that Heap Leach production is higher in the warmer, second half of the year.

Operating Costs 2006

The Group reports and breaks down Pokrovskiy Rudnik's operating costs following industry best practice according to the internationally recognised Gold Institute Standard ("GIS").

In 2006 Pokrovskiy Rudnik's GIS Total Production Cost increased by just 4% to US$239/oz and this small increase was achieved despite a 14% increase in diesel fuel prices, an 8% increase in electricity prices and up to a 9% increase in prices for various chemical reagents and consumables. The stable and low operating costs at the Pokrovskiy Mine are the result of a series of long-term cost cutting programmes implemented in 2005, the effect of which was first fully reflected in the 2006 results. An increase in the number of ounces produced also improved the unit cost figure.

Royalties and refining costs are in direct correlation with the gold price hence the 30% and 56% increases in these costs in 2006 in comparison with the same period in the previous year.

Depreciation and amortisation expenses have changed in line with the increase of production assets caused by the plant and mine fleet expansion.

Non-cash movement reflects the cost of mining incurred in the previous periods but accounted for in 2006 when the actual gold was produced.

Total Ore Processed ('000t)


2003
1,366
2004
1,785
2005
2,111
2006
2,448

Total Gold Production ('000oz)


2003
121.2
2004
153.9
2005
185.7
2006
206.8

Reporting of production and mining data has been modified for 2005 in order to meet this year's presentation.

PHM PROCESSING SCHEDULE

RIP Plant	**Units**	**2006**	**2005**
Pokrovskiy Rudnik Ore	'000t	1,652	1,343
Grade	g/t	3.8	4.1
Gold	'000oz	199	175
Pioneer Ore	'000t	46	53
Grade	g/t	6.7	5.7
Gold	'000oz	9.8	9.7
Total Processed	**'000t**	**1,698**	**1,397**
Grade	g/t	3.8	4.1
Gold	'000oz	209.0	184.9
Recovery	%	90.8%	91.5%
Gold Recovered	**'000oz**	**190.0**	**169**
Heap Leach			
Ore stacked	'000t	750	714
Grade	g/t	0.9	1.5
Gold	'000oz	23	38
Recovery	%	73.1%	48.9%
Gold Recovered	**'000oz**	**16.8**	**16.5**
Total Gold	**'000oz**	**206.8**	**185.7**

Reporting of production and mining data has been modified for 2005 in order to meet this year's presentation.

Year on Year Price Inflation



40%
35%
30%
25%
20%
15%
10%
5%
0%
2004/05
2005/06

- Diesel fuel
- Energy
- Reagent & consumables

Gold Production from the Group's Assets ('000oz)



250
200
150
100
50
0
190
217
236
2005
2006
2007

- Pokrovskiy Rudnik
- Amur North-East Assets

Other Amur Region production

In addition to its exploration activities the Group operates a number of alluvial enterprises which exploit placer mines using dredging machinery and washing technology. These operations are usually carried out at the Group's operational and exploration sites which allows for additional profits without major investment in infrastructure or detailed exploration works. It also further increases the Group's understanding of the local geology. In 2006 three companies contributed to the Group's production in the Amur Region. Two of them, OAO "ZDP Koboldo" and ZAO "Amur-Dore", extract gold from alluvial deposits in the North-East of the Amur Region in close proximity to the Tokur and Malomir deposits.

The Group's ongoing policy is to continue applying for alluvial deposit licences if they are in close proximity to the Group's major operations and can support the extensive development programme of the Group with their additional cash flows.

2007 Outlook

Pokrovskiy Rudnik will remain the main source of cash flow for the Group in 2007, although it is expected that the first contributions from Pioneer are also expected this year. Pioneer's entry into production will be the first step in the Group's conversion from a one-mine operation into a developed world class leader, producing gold from a portfolio of mines in Russia.

Open pit optimisation studies and associated open pit design works were started in 2006. The anticipated reduction in the cut-off grade due to the increased gold price should enable an increase of the projected depth of the current Pokrovskiy pit and re-definition of reserves resulting in a c.200,000 ounce increase. It is intended that the 2007 mining plan will concentrate on achieving planned production of budgeted amounts of high quality ore using the Micromine pit optimisation programme.

A third high-speed thickener is currently being installed at the Pokrovskiy deposit to cope with the slower thickening of primary ore and this is expected to be commissioned in 2007.

In order to sustain stable production at the Pokrovskiy Mine, the team intends to continue to implement improvements in the areas of safety, supervision, maintenance and logistics. The main objectives in 2007 are to maintain 2006 gold production levels from Pokrovskiy Rudnik and the other operations in Amur Region while continuing production cost control. Simultaneously the objective is to bring Pioneer into production for the first time as the next major advance in the Group's production profile. The 2007 budget forecasts production of 220,000 ounces of gold from Pokrovskiy Rudnik and Pioneer.



Resin in Pulp plant
Pokrovskiy Rudnik

DEVELOPING OUR SINGLE MINE VENTURE INTO A MULTI MINE OPERATION



Forecast production of 3.2m oz in aggregate over 13 years

Andreevskaya estimated gold content 550,000oz at average grade of 32.8g/t for 450m length to 90m depth

Metallogenic map of the area around Pokrovskiy & Pioneer



Pioneer
Pokrovskiy

Gold mineralisations at Pioneer & Pokrovskiy though different in structure, are of about the same age and occur in similar geological settings

(Au) Gold deposits

Pioneer is the Group's most advanced development project. First production is scheduled for the fourth quarter of 2007. The deposit is located 35km North-East of Pokrovskiy Rudnik, in the Amur Region. Gold mineralisation here, as at Pokrovskiy Rudnik, is associated with volcanic and intrusive rocks within a Jurassic-Cretaceous sedimentary sequence cut by extensive block faulting. The licence for the deposit was issued in 2001 and since then extensive exploration work has been undertaken, including 78.4km of drilling, 17.4km of shallow drilling and 481,700m³ of trenching. 108,000 samples have been processed through the Group's laboratories. Following comprehensive drilling, trenching and trial mining, management estimates of 69.6 million tonnes of ore at 1.6g/t in C2 and 15.4 million tonnes at 2.1g/t in P1 containing c.4.7 million ounces of gold in aggregate have been established at the central part of the deposit.

In 2006 officials from the GKZ inspected exploration and development operations at Pioneer. They noted the high quality of work carried out by the Group and agreed with the geological interpretation of the deposit's mineralisation, as well as the work programme needed to bring the deposit into production. Two specific recommendations resulted from this inspection: reduction of the cut-off grade to 0.4g/t, and deeper drilling in order to establish reserves and resources to a depth of 300m.

At the same time, a broad metallurgical assessment of the deposit was carried out. 410 samples were collected for phase analysis. Bulk samples of oxide and primary ore have been obtained for development of the metallurgical processing regime.

In 2006 the Andreevskaya ore body and its high grades were identified (details of which are given below). Together with other analytical work this allowed the Group to develop a highly positive economic mine plan that provides for the construction of a stand alone processing operation at Pioneer so that the high-grade fraction will no longer need be treated through the mill at the Pokrovskiy Rudnik plant some 30km away.

The definitive plan still calls for heap-leaching with a modularly expanded RIP plant, eventually capable of processing 5.2mt of ore per annum. Following such expansion the Heap Leach operation will have processing capacity of 2.9mt per annum. The modular expansion programme, a method used successfully at Pokrovskiy Rudnik, allows for an optimisation of the overall project capital expenditure. The expansion is expected to be carried out without interruption to production.

Three types of ore have been identified at the deposit: oxidised, mixed and primary ore for which two types of technology were suggested. Oxidised and some mixed ores will be treated first, using the RIP plant and Heap Leach, then the remainder of the mixed ore and the primary ore will be treated by floatation and cyanidation. Separate treatment of different types of ore is expected to cut operating costs and allow for higher recovery rates.

Accordingly, the plan provides for modification and expansion of the mill to treat primary ore from 2014 with all equipment being used at a Flotation-Cyanidation plant.

The new plant will use a new type of resin which has been developed by the Group in close cooperation with the scientists of a UK based company, Purolite, and is used on an industrial scale at Pokrovskiy Rudnik. The main advantage of this new resin is that it excludes the need to use thiourea and simplifies the desorption process. Preliminary estimates show that the usage of this new resin allows for a 1 US$/t decrease in operating cash costs.

Micromine model of Pioneer pit



- Average stripping ratio 1.7m³/1
- Maximal depth of the pit 210m
- Slope angle of pit face 65°

PIONEER RESERVES AND RESOURCES

	Category	Ore ('000t)	Gold content ('000oz)
Bakhmut, Promezhutochnaya and Yuzhnaya C2	C2	69,073	3,091
	P1	14,810	748
Andreevskaya	C2	543	574
	P1	600	286
Other zones	P1	7,000	301
Total for Pioneer area		92,026	4,999

Pioneer: P2 and P3 resources

Bakhmut, Promezhutochnaya and Yuzhnaya	P2	3,000	96
Andreevskaya	P3	5,500	322
Other zones	P2	31,000	1,283
	P3	85,000	3,537
Total for Pioneer area		124,500	5,237

It should be noted that of the P Category resources, P1 is supported by drilling, P2 is supported by some or all of geological, geochemical, and geophysical evidence, whereas P3 is based on management estimates.

The Group reports its reserves and resources according to the Russian Reserves and Resources classification system as it is its statutory reporting system. The Russian System is based principally on the technical ability to extract a mineral reserve and does not take into account the economical viability of extraction in the same way as internationally recognised mineral reserves classification systems do.

Pioneer Mine: Processing Plant diagrams

Stage 1
2007


Resin in pulp
Heap Leach
Coarse

Stage 2
2008


Resin in pulp
Heap Leach

Stage 3
2009


Heap Leach
Resin in pulp

Stage 4
2014


5 grinding circuits

Open pit mining is expected to be carried out with an average strip ratio two times lower than at current operations at Pokrovskiy Rudnik. The site plan locates the stockpiles between the Promezhutochnaya, Bakhmut and Andreevskaya zones as the dip of all these zones is away from this area. Design planning for the Heap Leach pads and process buildings has been completed and the necessary contracts for equipment have been signed. The electricity supply has also been commissioned, with the power line to Pioneer from Pokrovskiy Rudnik completed and the 4MW first stage substation operational. Pre-stripping of 392,000 m³ has been completed.

Exploration

2006 Work

166,400m of trenching, 30,750m of deep drilling and 5,700m of shallow "mapping" holes were completed in 2006 at Bachmut, Promezutochnaya and Yuznaya ore zones. Officials from the GKZ surveyed works conducted at the deposit in summer 2006 ahead of the submission of documentation to GKZ for reserves and resources approval. The commission noted the high quality of work carried out by the Group and agreed with the geological interpretation of the deposit's mineralisation, as well as with the work programme needed to bring the deposit into production. A broad metallurgical assessment of the deposit was carried out. 410 samples were collected for phase analysis. Bulk samples of oxide and primary ore have been obtained for the development of the metallurgical processing regime. As a result the full scope of works required by GKZ standards in order to confirm reserves and resources to start mining, has been accomplished.
At each of the Bachmut, Promezutochnaya and Yuznaya ore zones, previously predicted high grade ore columns were confirmed by several intersections.

On the advice of its geological and mining teams, the Group has decided not to further delineate the identified high grade areas (with the exception of Andreevskaya) for reserve definition purposes, preferring to finalise the detailed evaluation of this material in the mining plan in due course. Accordingly it is possible that the mining results may exceed the base case predictions. This decision was taken in order to save money on further delineation of what have already been established as mineable reserves.

Pioneer Mine:
Processing Plant diagrams
Diagrams depicting the four stages of modular expansion of the Pioneer RIP plant between 2007 and 2014.

Stage 1
2007
Seasonal work: classification and screening
- Crushing/grinding circuit
- Sorption/desorption complex
- Heap leach operations

SAG mill 5.5m x 1.8m

Stage2
2008
All year round RIP
Addition of a ball mill 3.2m x 5.4m

Stage 3
2009
RIP plant expansion – second crushing/grinding circuit

Stage 4
2014
All year round floatation/cyanidation plant
- Grinding circuit expansion
- Floatation for primary ores treatment
- Autoclave oxidisation of the concentrate

Layout of Pioneer Mine


PIT
Pioneer Village
Waste dump
Mill site
PIT
Andreevskaya
Tailings pit
Heap leach
Scale 1:10,000

Key
--- Road
— Rivers
Possible increase in Heap leach site

Capital Expenditure US$m



35
30
25
20
15
10
5
0
Total
33.7
34.2
26.5
14.1
10.7
10.2
5.5
5.2
2006
2007
2008
2009
2010
2011
2012
2013
Year
2006–2009 in line with 2006 estimate
Year
2010–2013 Expansion/Conversion of RIP plant

CapEx Breakdown



Infrastructure
14%
35%
Mining Equipment
84%
7%
Other
Plant and Heap
Leach Construction

Results and Conclusions

The Andreevskaya ore zone, intersected by drill holes for the first time in 2006, has already been traced for 2km. Andreevskaya consists of a Southerly-dipping (62°–75°) outcropping zone of argillisation and quartz stockwork 2.8m to 19.3m thick, with variable gold grades between 0.9g/t and 368.4g/t along the evaluated section. Maximum grades (up to 1,225.0g/t) have been found in the central area of the explored part of the zone and it is possible that they are related to an ore column, predicted in that location.

So far drill holes and trenching works on 450m show an average grade of 32g/t to a depth of 90m over a 6m width, giving C2 and P1 contained gold of 550,000 ounces. Significant silver grades are also present, with some samples greater than 1,000g/t.

Estimation of Reliability of Geological Exploration

Pilot-scale mining is now continuing for the third year. One of the purposes of this is to confirm the results of geological exploration. Mining of the ore (on 5m benches) is preceded by detailed exploration with continuous channel samples on each bench at 8–10m spacing, and sampling of blast-hole cuttings on a 7m x 7m grid. The results of this work have confirmed the reliability of corresponding exploration estimates.

Exploration Model

In the course of exploration at Pioneer, new geological data allowed the deposit model to be viewed in a new light. In 2003, the deposit was considered to take the form of sub-parallel ore-bearing circular structures around a stock of granite-porphyry. Later, it seemed more likely that the deposit structure was related to sinistral fault displacements producing East-West and North-South ore-controlling structures, and rich ore columns at intersections with transverse tectonic structures, some of which are only visible as satellite image lineaments. This enabled the Group to forecast a total of 22 ore columns, eight of which have now been confirmed. Discovery of the rich Andreevskaya ore zone has changed the Group's view about the deposit structure. It seems that both models mentioned above are important, and on this basis the Andreevskaya zone is likely to have a continuation to the South-West, parallel to the Yuzhnaya zone.

Plan for 2007

Preparations for the early start of full-scale mining are scheduled to continue and the Pioneer Heap Leach facility is due to start operation in 2007 and the RIP plant in 2008. Detailed exploration of all ore zones is scheduled to continue, with concentration on the evaluation of Andreevskaya and proving extensions of this zone to both East and West. Further drilling of zones predicted by structural model and satellite imagery data is planned.

Capital costs are expected to be in the order of US$87m for the first phase of the development, processing oxidised and mixed ore, up to 2009. When primary ore treatment starts, it is estimated that an additional US$53m will be spent on plant conversion. Cash costs per tonne of ore processed are expected to be similar to those at Pokrovskiy Rudnik.

Andreevskaya: Ore Body Cross Section



North-West–South-East cross-section through the Andreevskaya ore zone. The high-grade Andreevskaya ore zone has been intersected by inclined drill-holes. The zone dips steeply South-Eastwards (instead of North-West as in the other zones) but otherwise its geology is very similar to the other explored zones at Pioneer – except for the much higher grades that are being found. The zone is so far evaluated only to a depth of 90m but is open at depth.

Geological map of Andreevskaya



A map of the central part of the Andreevskaya ore zone, of which just a 450m length has been evaluated so far. The Andreevskaya mineralisation has now been traced eastwards a further 2km in trenches and shallow drill holes, and a westward extension bends southwards parallel to the Yuzhnaya zone.

AN EXCEPTIONAL PROJECT RESERVOIR AND IN-DEPTH GEOLOGICAL EXPERTISE



Drilling at Malomir

Largest laboratories in Russia

Exploration work in six regions of Russia

Exploration budget

2006: US$38m
2007: US$103m

Trenching in 2006

2006: 2,033,000m³
2005: 493,000m³

Core drilling

2006: 286,000m
2005: 88,000m

Shallow drilling

2006: 59,000m
2005: 58,000m

The Group is one of the largest explorers in Russia combining both a world class portfolio of mineral assets, an excellent geological exploration team and one of the biggest laboratories in Russia that meets 100% of the Group's analytical requirements.

In 2006 there was an intensive exploration programme on Pioneer, Malomir, and Petropavlovskoye deposits (Yamal) in particular. There was more than twice as much deep drilling and trenching during the year, compared with corresponding figures for 2005. The major increase in laboratory capacity during 2005 meant that at the same time the assaying backlog was almost cleared.

The result of this increased exploration effort is a substantial improvement in confidence in reserve and resource estimates. Although this is not yet reflected directly in increased headline reserves and resources figures, it lends a great deal of confidence to the Group's planning for new production from these deposits. For example, at Malomir, the reserves and resources quoted are now based entirely on the Group's own exploration results rather than relying on historical data from predecessors.

Key exploration successes include discovery and delineation to 90m depth and a 450m length, of the Andreevskaya ore zone at Pioneer; evaluation of the central zone of the Malomir deposit, and separate identification of the Quartzite and Ozhidaemoye areas at Malomir as distinct ore deposits; and confirmation of the existence of high-grade transverse quartz veins at Petropavlovskoye. At the same time, exploration has continued on other licence areas. Several of these areas have yielded promising results but require considerable further exploration (including Ozernoye in Yamal, Gar II in the central Amur Region, and Velikiye Luzhki in the outer flanks of the Pokrovskiy Rudnik area).

Reserves and resources are quoted by the Group according to the Russian reserves and resources classification system. Although there have been various opinions on this practice, it is logical and reasonable since the exploration areas and operations are in Russia and are subject to the Russian mining regulations. Recognising that there is a need to express reserves and resources in terms which are more familiar internationally (such as JORC), the Company supports an initiative by CRIRSCO (the "umbrella" committee which co-ordinates the work of the various national and regional reserves reporting bodies such as JORC in Australasia, Pan-European Reserves and Resources Committee (PERC) in UK/Europe, and counterparts in North America and elsewhere). CRIRSCO has set up a working group to develop a rational method of conversion between Russian and international standards. This has the active participation of the Russian State Committee on Reserves (GKZ). The Group is represented on this committee by its chief geologist Dr Nikolai Vlasov.

The reserves and resources estimates have been reviewed by Dr. Stephen Henley, who is an independent geological advisor to the Board of Directors of Peter Hambro Mining Plc. Dr. Henley is qualified to act in the capacity of a Competent Person for the purposes of reserves and resources reporting.

Peter Hambro Mining operating regions


Key
Airports
Railways
Rivers/Lakes
Regions
Yamalanenetsky Autonomous Region
MOSCOW
Magadan Region
Amur Region



Inside a drill rig at Malomir



Accommodation at Malomir

Malomir has long been known to be an exciting target and since acquisition of the licences, first for the "flanks" and then for the Malomir deposit itself, the Group has started to find out quite how exciting it is. The pace of exploration at Malomir has stepped up significantly in 2006. Identification this year of three separate deposits at Malomir partly reflects the geological reality that there is important gold mineralisation in both the Quartzite and Ozhidaemoye areas but also allows exploration on the three deposits to proceed independently. While preparations for production on the Malomir deposit becomes more intense over the next year, the exploration effort will be transferred first to the Quartzite deposit and finally to the Ozhidaemoye deposit.

2006 Work

From geological studies, three separate deposits have now been identified at Malomir: firstly the Malomir deposit (formerly Diagonal zone ore body), secondly the Quartzite deposit (formerly Quartzite zone), and thirdly the Ozhidaemoye deposit (North Eastern extension of the Diagonal structure North of the Malomir river). Exploration trenching (344,400m^3) and core drilling (35,500m) during 2006 concentrated on detailed delineation of reserves on the Malomir deposit, and also on obtaining preliminary information on the Quartzite and Ozhidaemoye deposits. Exploration (8,600m deep drilling and 59,000m^3 of trenching) also continued on the South-Western flank of the Malomir deposit now identified separately as the Diagonal zone. There are five drill rigs operating at Malomir.

In the central high-grade area of the Malomir deposit itself, pre-stripping of an area 220m x 300m was carried out in order to confirm continuity of the ore structures. With intensive drill hole and trench data, it is no longer necessary to rely upon predecessor data: previous estimates are fully confirmed by the new results. So far, 201 ore intersections have been included in the estimation of reserves and resources. The latest data from drilling and trench sampling have not yet been included in quotations of reserves and resources figures.

New data highlights that reserves and resources estimates are now based entirely on the Group's own exploration results. It should be further noted that, because the main focus has been delineation of the main gently dipping ore zones, estimates do not yet include the steeply inclined high-grade zones known to exist, but which are poorly sampled by near-vertical drill holes.

The exploration camp, which was constructed in 2005, has been expanded, a permanent all-year mine access to the main regional road has been constructed and 110kV power line is now in operation.

Results/Conclusions

Gold mineralisation in the Malomir deposit occurs in multiple branching crush zones above and below a major thrust fault, with steeply dipping cross-cutting structures containing higher gold grades. These are not yet fully included within the resource estimates because they are not well sampled by the vertical and steeply inclined drill holes available so far. Similarly, some of the major branch structures, such as the Severnaya zone, are not yet fully included in the resource estimates because of a lack of sufficient data.

In the North-Eastern part of the deposit four enriched areas have been defined, which appear to be associated with ore columns. The average gold grade of these varies between 2.3 and 3.5g/t. They contribute up to 19% of the total Russian Category C2 reserves at Malomir.

Geological Malomir Map

Geological map of the Malomir licence area Locations of the identified deposits and the 'Diagonal' exploration area are indicated.

- - - Boundary of ore field

Combined exploration and mining licence





Aerial shot of Malomir shallow pit



Aerial shot of exploration works of Malomir

It had been thought that the Quartzite deposit consisted of disseminated gold in beresitised granitoid intrusions. However, the Group's exploration has shown that gold occurs in both granitoids and adjacent slates and that the granitoids represent highly altered sedimentary rocks. Their mineralogy includes quartz and feldspars, indicating a high alteration temperature. It is now clear that the structure and mineralisation styles are much more analogous to the Malomir deposit itself, though with the added advantages of low sulphides and an absence of carbon. Mineralisation at the Quartzite deposit is associated not with tectonic fracture zones but with the zones of metasomatic alteration. More work is needed to clarify the inter-relationships between these and the sedimentary layering and tectonic structures, and hence the principal controls on ore distribution in the Quartzite deposit. At a cut-off grade of 0.8g/t, 20 ore intersections have been identified (and at a natural cut-off grade of 0.3g/t there are significantly more intervals), but it is too early to correlate them into defined ore bodies.

The Ozhidaemoye deposit, open to the North-East is structurally and lithologically simply an Eastwards extension of the Malomir deposit with a similar mineralisation style in multiple branching crush zones. Seven sub-parallel ore bodies have been identified through trenching and sparse drilling. Much further exploration is needed to establish reserves and resources.

Metallurgical Sampling
A study of metallurgical and hydrogeological properties within the Malomir deposit has started. So far a total of 391 samples have been taken for phase analysis with six bulk samples (from 139kg to 2,080kg) from different ore types and different parts of the deposit. Preliminary data suggests that gravitation-flotation is the optimum processing route for more than 90% of the ore, with 85.6% recovery.

2007 Onwards
It is planned to carry out exploration of all three ore deposits to establish reserves and resources for consecutive GKZ approval. An additional 5,000m of drilling and 5,000m length of trenching are to be completed on the central Malomir deposit and on the Flanks.

It is planned to complete exploration on the main Malomir deposit in 2007 and start preparation of documentation to submit to GKZ for reserves and resources approval. This will include infill drilling in order to meet the GKZ requirements to establish reserves to start mining operations. The hydrogeological, metallurgical, and geotechnical studies and topographic survey are also expected to be completed as well as exploration for nearby sources of building materials.

Exploration will continue on both Quartzite and Ozhidaemoye zones and also two bulk samples of 300kg each will be collected in 2007 from the Quartzite zone for metallurgical study.

Malomir Deposit Profile



North-West/South-East cross-section through the Malomir deposit multiple ore zones are indicated. The main ore zones, evaluated so far, dip at 20-30 degrees to the North-West.

MALOMIR RESERVES AND RESOURCES

	Category	Ore ('000t)	Gold content ('000oz)
Malomir deposit	C2	26,448	1469
	P1	42,529	469
Quartzite deposit	C2	1,000	77
	P1	7,300	469
Ozhidaemoye deposit	P1	8,685	394
Total for Malomir area		**85,962**	**2,879**

Malomir: P2 & P3 resources			
Malomir deposit	P2	5,000	322
	P3	8,000	386
Quartzite deposit	P2	10,000	482
	P3	383,000	8,616
Ozhidaemoye deposit	P2	7,700	322
	P3	46,000	1,929
Total for Malomir area		**459,700**	**12,056**

It should be noted that of the P Category resources, P1 is supported by drilling, P2 is supported by some or all of geological, geochemical, and geophysical evidence, whereas P3 is based on management estimates.

The Group reports its reserves and resources according to the Russian Reserves and Resources classification system as it is its statutory reporting system. The Russian System is based principally on the technical ability to extract a mineral reserve and does not take into account the economical viability of extraction in the same way as internationally recognised mineral reserves classification systems do.

POKROVSKIY FLANKS



Mining works at Pokrovskiy Rudnik



Samples at the Pokrovskiy Rudnik Laboratory

There are a number of occurrences of gold mineralisation in the region around the Pokrovskiy deposit, at distances from a few hundred metres to several kilometres. Exploration continues on the inner flanks licence area, concentrating on evaluation of the fanglomerates. Tests on bulk samples from this deposit have confirmed that processing should be simple following the washing and screening to remove the almost barren fine-grained clay matrix and larger boulders. The remaining material is similar to the run-of-mine Pokrovskiy Rudnik ore and can be processed through the RIP plant or Heap Leach without any modification.

The Group's attention is now turning also to the several areas identified in the recently acquired Zheltunak licence. Of these, the first to be explored in any detail is Velikiye Luzhki (see map for location) in which extensive gold mineralisation is associated with tectonic thrust structures. Additional exploration licences are also being acquired from the State through various auctions and tenders at greater distances from Pokrovskiy Rudnik, including the Aprelskoye prospect near Pioneer and others at similar distances.

2006 Work

17,450m of core drilling and 5,600m of shallow mapping holes have been completed on the Pokrovskiy deposit and the flanks, and 30,600m³ of exploration trenching was completed on the flanks. Emphasis has been placed on the detailed exploration of the fanglomerate deposit and the three newly discovered underlying hard-rock ore bodies in the Pokrovka-II area and on new exploration of outer flanks areas covered by the Zheltunak licence, discussed in more detail below.

Results and Conclusions

The Pokrovskiy Rudnik open-pit reserves are still reported using a cut-off grade of 0.8g/t. This cut-off grade has been used historically, based upon lower gold prices prevailing several years ago, but is now considered too conservative by Management. A re-definition of Pokrovskiy Rudnik reserves and the design of corresponding pit expansion are currently in progress to reflect the much higher gold prices of today. This pit expansion will also take into account additional reserves and resources discovered recently and is expected to include both lateral pushbacks and a deepening of the ultimate pit from 140m to 200m.

In the Pokrovka-II area (one of the Pokrovskiy Flanks areas) exploration work continues on the unconsolidated fanglomerates and on the underlying ore zones in the crystalline basement. Exploration within the past six months (trenching and deep drilling) in both Eastern and Western trough areas has established that the geology of the fanglomerates is not simple. Because of the complexity of the geological structure (variable thickness and intercalation of sands and lignite beds), the previously accepted drill hole spacing is considered inadequate for definition of a Russian category C2 reserve. Accordingly the categories have been redefined. This does imply a need for a more closely spaced exploration grid to provide the necessary definition. The resource remains open to the West, South and East. Metallurgical studies have now established that these ores are easy to beneficiate, and through heap leaching it is believed to be possible to extract up to 77.4% of the gold from this ore.

Pokrovskiy Rudnik Flanks Map

Exploration areas of the Pokrovskiy Rudnik "Outer Flanks"

Key:

- Rivers
- Identified mineralisation
- Licence areas
- Railway



POKROVSKIY FLANKS



Laboratory at Pokrovskiy Rudnik



Laboratory at Pokrovskiy Rudnik



Accommodation camp at Pokrovskiy Rudnik

At least two ore zones have been identified in the crystalline basement of Pokrovka-II. In two trenches and seven drill holes an ore zone (not yet named) has been traced for 700m along the Western margin of the ridge. Underlying fanglomerates in the Eastern depression, North-West – South-East trending ore body Pervoye has been established, intersected by 15 drill holes and traced for a total length of 500m. It is open in both directions and at depth.

In the Nadvigoviy area, a 20m wide mineralised zone of sulphidised quartz-carbonatite metasomatites has been discovered, and traced for a length of 300m, with gold grades up to 11.2g/t. In the Vodorazdelniy area, two section lines of deep holes have intersected two ore intervals associated with gently dipping mineralisation zones (pyrite up to 3–5%, silicification of the matrix) in a 28m thick tectonic zone. In both of these areas exploration continues.

Outer Flanks of the Pokrovskiy Rudnik Deposit
In 2006 work started in four new areas: Velikiye Luzhki, Proletarskaya, Anatolevskaya, and Zheltunak. These areas are located approximately 4km to 17km from the Pokrovskiy deposit.

The Velikiye Luzhki area is located 17km South-West of the Pokrovskiy deposit on the Tigda-Chernyayevo road, and adjacent to the Trans-Siberia railway. A series of North-South trenches has been excavated across a mineralised zone (in Jurassic sandstones underlying a major North-dipping thrust) over an East-West length of 2.5km. Altogether a 4km strike length can be traced. Gold has also been discovered in Cretaceous diorites above the thrust. Drilling is planned in 2007 – a series of vertical holes to intersect the mineralised zone and allow the upgrading of the already established P1 resource to the C2 category of reserves.

The Zheltunak area is located 17km East of Pokrovskiy Rudnik deposit. Epithermal gold-quartz mineralisation has been known here since the 1970s. Geochemical and geophysical exploration was started in 2006.

2007 Onwards
It is planned to delineate the fanglomerate resource in detail, and at the same time exploration of the underlying hard-rock ore zones will be continued. Exploration will continue on ore zones discovered elsewhere in the inner flanks. In the "outer flanks" areas, exploration will be continued in all areas. At Velikiye Luzhki drilling is planned in 2007 – a series of vertical holes to intersect the mineralised zone and allow the upgrading of the already established Russian P1 resource to the Russian C2 reserve category. The metallurgical similarity of washed fanglomerate ore to run-of-mine Pokrovskiy ore means that the fanglomerates can be brought into production using the existing Pokrovskiy mill, with its planned expansion of capacity, and no separate new mill for the "flanks" is required in the short to medium term.

POKROVSKIY RESERVES AND RESOURCES

	Category	Ore ('000t)	Gold content ('000oz)
Pokrovskiy deposit			
Balance ore reserves	C1	6,376	810
	C2	420	35
Low-grade reserves	C1	8,759	294
	C2	23	1
Stockpiles	C1	3,262	144
Stockpiles: low-grade reserves	C1	3,947	96
RIP tailings: low-grade material	C1	5,347	72
Subtotal for Pokrovskiy deposit		**28,134**	**1,451**
Flanks of Pokrovskiy deposit			
Inner flanks incl. Fanglomerates	C2	13,109	436
	P1	11,889	414
Subtotal for flanks of Pokrovskiy		24,998	850
Total for Pokrovskiy area		**53,132**	**2,301**
Pokrovskiy: P2 and P3 resources			
Inner flanks incl. Fanglomerates	P2	13,400	670
	P3	82,000	5,265
Outer flanks exploration areas	P2	14,700	997
	P3	25,000	1,575
Total for Pokrovskiy area		**135,100**	**8,507**

It should be noted that of the P Category resources, P1 is supported by drilling, P2 is supported by some or all of geological, geochemical, and geophysical evidence, whereas P3 is based on management estimates.

The Group reports its reserves and resources according to the Russian Reserves and Resources classification system as it is its statutory reporting system. The Russian System is based principally on the technical ability to extract a mineral reserve and does not take into account the economical viability of extraction in the same way as internationally recognised mineral reserves classification systems do.



Core samples at Novogodnee Monto



Inside a drill rig at Novogodnee Monto

The Group's Yamal exploration licences cover an area of approximately 526km², stretching 200km along the Eastern side of the polar Urals in the Yamalanenetsky Autonomous Region of Russia. The Group's licence covers the area located in the middle of the region which includes the Novogodnee Monto and Petropavlovskoye deposits. There are however many other exploration targets and mineral deposits in this licence area. A few kilometres West of Novogodnee Monto lies the Zapadnoye chromite deposit, held by the Group (with 6m tonnes of chromite reserves). To North and South there are a variety of prospects for gold, Platinum Group Metals (PGMs), and base metals, actively being explored by the Group. In the Yun-Yaga area, around 50–70km North-East of Novogodnee Monto, the Group is carrying out exploration for iron and manganese that is both on behalf of and fully funded by the Russian Government. Elsewhere, active exploration continues on the Ozernoye, Pyatirechenskaya, Rudniye Gorki, and Yarshor-Laptayega areas. Early results on the Sibileiskaya area (at the Northern end of the licence) proved negative, and exploration in that area is now suspended.

2006 Work

Work on the Novogodnee Monto deposit consisted of the preparation of feasibility study documentation for mining. The economic study to define production reserves at Novogodnee Monto has been confirmed by GKZ and, with the Petropavlovskoye exploration programme near completion, a project to develop both mines simultaneously is under way. Drilling in 2006 on the Petropavloskoye deposit and Toupugol-Khanmeishorsky flanks included 40,500m of deep drill holes, plus 11,700m³ of trenching within the licence area, including the opening of a wide shallow trench to expose the ore body and confirm the continuity and style of mineralisation (including East-West quartz "ladder" veins across the North-South trend of the ore body, with visible high grade gold). During 2006 the Group carried out a total of 50,000m core drilling and 73,000m³ of trenching on other exploration assets in the region.

Results/Conclusions

Reserves and resources confirmed by GKZ at Novogodnee Monto include:

- magnetite ore: 4,941,300t with iron content 42.64% and gold 1.02g/t
- gold-sulphide-quartz ore: 344,200t with gold grade 3.1g/t
- high-quality building stone: 15,204,000m³

Only 80% of explored reserves of magnetite ore and 58% of the gold-pyrite-sulphide ore were included in the designed pit (though this is subject to revision at the detailed mine planning stage).

The Petropavlovskoye deposit (1km West of Novogodnee Monto) has been explored by drilling to 150–320m depth along a 2.7km North-South strike length. Mineralisation is hosted by up to 300m thick zones of beresite-like metasomatite with pyrite, chalcopyrite, and galena (sulphides up to 10–15%, Au 0.5–2.5g/t). These zones are intersected by transverse steeply dipping quartz veins 0.5–12.0m thick containing much higher gold grades (typically 6–12g/t, but in places up to 90g/t). A metallurgical study of two laboratory samples of Petropavlovskoye ore indicates that preliminary flotation with sorptive cyanidation of the flotation concentrate is the recommended processing route, with estimated gold recovery of 82% and silver 61.5%.

Map of the Yamal Region showing location of the Principal PHM Exploration areas

Exploration targets located along a South-West–North-East 200km belt alongside the eastern margin of the Urals.

Key:

Licence Area

1 – Sibileiskiy
An exploration area in the far north of the group's exploration licence. So far only low-grade gold mineralisation has been found here.

3 – Yarshor-Laptayega
A North-East-trending thrust zone to the north-east of Novogodnee Monto, with associated mineralisation (Au, PGM, Mo, Hg).

6 – Ozernoye
A Bushveld-style layered ultrabasic complex to the South-West of Novogodnee Monto with thick reefs containing Au, PGM, Cu, Ni, and Fe mineralisation.

7 – Pyatirechenskiy
The Pyatirechenskiy deposit to the South-West of Ozernoye, is less well explored, but similar to Ozernoye, with PGM, nickel, and cobalt in a layered ultrabasic complex, as well as very different mineralisation associated with quartz sulphide veins.

8 – Rudniye Gorki
Varied mineralisation styles in a geologically complex zone parallel to the Ozernoye complex, south-west of Novogodnee Monto.

2 – Yun-Yaga
North of Yarshor-Laptayega; prospective for iron and manganese. Exploration by the Group here is fully funded from the Russian Federal budget.

5 – Zapadniy
A high-grade chromite deposit within an ultrabasic complex, west of Novogodnee Monto.

Areas of Yamalzoloto operations

12 – Toupugol-Khanmeishorsky

13 – Novogodnee Monto

Infrastructure

Railway, motor road (actual)

Railway, motor road, gas pipeline (planned)


Yun-Yaga
Yarshor-Laptayega
Zapadnoye
Ozernoye
Pyatirechenskiy
Petropavlovskoye &
Novogodnee Monto
Salekhard
Rudniye Gorki



Salekhard – Capital of Yamalanenetsky Autonomous Region



Laboratory at Yamal

Of the other exploration areas, Ozernoye appears to have the greatest potential. This lies about 70km South-West of Novogodnee Monto, and consists of a layered ultrabasic body (Bushveld-style) containing three reefs up to 20m thick of disseminated sulphide/magnetite ores with polymetallic (PGM-gold-Cu/Ni/Co/Fe) mineralisation. These have been partially explored and initially evaluated to Russian category P1 in less than 1km of the outcrop length with a remaining 5km to explore. Grades found so far include around 1.7g/t total precious metals and around 1% total base metals (excluding iron).

The Rudniye Gorki-3 prospect (about 30km South West of Ozernoye) has been known since 1970 for its epidote-magnetite skarns. These form two ore bodies of 7–30m estimated thickness and 135–150m estimated length. The ore consists of massive magnetite skarns with overlying disseminated sulphide mineralisation (chalcopyrite and pyrite). This is being explored for copper and gold. Rhenium enrichment has also been reported. Work carried out in 2006 has confirmed the copper (more than 1.0%) and gold (0.5–6.4g/t) in this ore. Additionally, eight further metasomatic skarn zones 80–100m wide and 1,200m long have been identified.

The Yarshor-Laptayega exploration area (10–40km North-East of Novogodnee Monto) lies along a 30km-long zone of thrusting in Ordovician and Lower Proterozoic rocks. Previous studies identified thick (up to 500m) and long sections of quartz-sericite metasomatites with disseminated sulphides and gold. Microscopic studies showed the presence of PGMs. In 2006, this structure was cut by trenches and lines of shallow drill holes. These intersected 50–130m zones of beresite-like alteration of black slates with sulphide content (pyrite, chalcopyrite, pyrrhotite, and galena) up to 25% and gold. Exploration is scheduled to continue here in 2007.

2007 Onwards

On the Petropavlovskoye deposit, a programme of transverse drilling will intersect the steeply dipping quartz veins in order to provide sufficient data to include these in the resource model.

More intensive exploration of the Ozernoye polymetallic prospect is scheduled to be undertaken in 2007 across the whole area of the ultrabasic outcrop. On other exploration areas, as identified above, drilling and trench exploration will continue in 2007.

Geological map of Novogodnee Monto area



Geological map of the Toupugol – Khanmeishorsky exploration area and Novogodnee Monto, showing location of major faults controlling mineralisation.

Key:

— Fault

YAMAL RESERVES AND RESOURCES

	Category	Ore ('000t)	Gold Content ('000oz)
Novogodnee Monto	C2	5,285	210
	P1	2,210	300
Novogodnee Monto:out-of-balance	C2	468	128
Petropavlovskoye incl. flanks	C2	6,220	380
	P1	11,460	644
Ozernoye*	P1	6,600	106
Yamal total		**32,243**	**1,768**

* Ozernoye also contains significant PGM and base metal grades.

Yamal: P2 and P3 resources

Novogodnee Monto	P2	1,000	161
Petropavlovskoye incl. flanks	P2	25,900	1,643
	P3	32,000	1,833
Ozernoye	P2	9,600	154
	P3	35,000	563
Yarshor-Laptayega	P3	600,000	19,290
Rudniye Gorki	P2	1,000	64
	P3	14,000	900
Yamal total		**718,500**	**24,608**

It should be noted that of the P Category resources, P1 is supported by drilling, P2 is supported by some or all of geological, geochemical, and geophysical evidence, whereas P3 is based on management estimates.

The Group reports its reserves and resources according to the Russian Reserves and Resources classification system as it is its statutory reporting system. The Russian System is based principally on the technical ability to extract a mineral reserve and does not take into account the economical viability of extraction in the same way as internationally recognised mineral reserves classification systems do.



Fire assaying



Exploration works

The Group has several licences in an East-West belt across the North-East of the Amur Region, approximately along the line of an ancient tectonic plate boundary, where mineralisation is related to metamorphism and intensive structural deformation. Apart from Malomir, there are three additional licence areas: Voroshilovskoye, Tokur, and Albyn, all at different stages of exploration. At Tokur, there are known reserves of gold in and around a previously mined deposit. The relief here is steep, and makes mechanical access difficult, but the Group has continued its exploration by manual trenching. Some additional resources have been identified. At Voroshilovskoye, the exploration programme has now been completed, and resources have been confirmed on two ore zones (Maiskaya and Yubileinaya) close to the previously mined Voroshilovskoye deposit. The most recently acquired licence, Albyn, to the East of Tokur, also includes a previously mined deposit, Kharginskoye. Exploration is just starting in this area around the old mine, as well as in other zones known already to host gold mineralisation.

Albyn

This property was acquired in 2005, and exploration started in 2006 including 28,000m³ of trenching. There are two types of gold mineralisation at Albyn. During previous work, zones up to 7.6m thick and 2.5km lateral extent of gold-bearing (grades up to 11g/t) quartz-albite rocks, in gently dipping (15°–30°) thrust slices, were identified within Palaeozoic black and green slate sequences. Geophysical data indicate that these zones extend for up to 6km.

In the allochthon (the overlying rock mass) of these thrusts is the Kharginskoye quartz-vein gold-tungsten deposit, which was mined before in 1955, with recorded production of over 200,000 ounces of gold and 5.7t of scheelite. Management believes that this mine is not exhausted, and the geologists' opinion is that about 400,000 ounces of gold (of grade 8.5–26.9g/t) still remain in the quartz veins, with the prospect of further discoveries.

In 2007 exploration continues in both areas of mineralisation.

Tokur

In 2006 33,000m³ of trenching was completed along the Glavniy fault. By the end of 2007 it is envisaged that a final reserves and resources report will be completed. In the Ekimchanskaya area, trenching is continuing in 2007.

Voroshilovskoye

In 2006, exploration and evaluation work was completed in this area, with 1,800m of core drilling and 60,000m³ of trenching. Due to this activity, Russian category P1 resources increased from 95,000 ounces to 240,000 ounces. Exploration was completed on two main ore zones: Maiskaya and Yubileinaya. The Maiskaya zone, with gold grades of 4.6g/t to 7.5g/t, consists of intensively sulphidised (up to 20%) crushed quartzite. From geophysical data the total length of the zone is 400m. The Yubileinaya zone, at the South-Eastern end of Voroshilovskoye deposit, has been intersected with one trench, one shallow test open pit, and one drill hole, and gold grades of 5g/t have been found. This is a gently dipping (15°–20°) zone of crushing and sulphidisation (up to 10%) within metasomatic quartzite, 600m in length, from geophysical interpretation. It is planned to write a report on the completed work and to submit a P1 resource estimate for approval by the Amur Region GKZ in 2007.

AMUR NE AND OTHER GROUP PORTFOLIO ASSETS – RESERVES AND RESOURCES

	Category	Ore ('000t)	Gold content ('000oz)
Tokur deposit			
Quartz vein and other mineralisation	B+C1	3,932	410
	C2	8,204	640
	P1	15,550	1,399
Subtotal for Tokur area		**27,686**	**2,450**
Voroshilovskoye deposit			
Voroshilovskoye deposit	C2	1,237	243
	P1	34	27
Subtotal for Voroshilovskoye area		**1,271**	**270**
Albyn area			
Quartz-albite zones and Kharginskoye deposit	P1	2,960	627
Sub-total for Albyn area		**2,960**	**627**
Other Group Deposits	C2	175	23
	P1	341	52
Total for Amur NE belt & other deposits		**32,433**	**3,422**

AMUR NE AND OTHER GROUP PORTFOLIO ASSETS – P2 AND P3 RESOURCES

	Category	Ore ('000t)	Gold content ('000oz)
Tokur deposit			
Quartz vein and other mineralisation	P2	51,200	4,502
	P3	224,109	21,776
Subtotal for Tokur area		**275,309**	**26,277**
Voroshilovskoye deposit			
Voroshilovskoye deposit	P2	2,000	322
	P3	6,000	965
Subtotal for Voroshilovskoye area		**8,000**	**1,286**
Albyn area			
Quartz-albite zones Kharginskoye deposit	P2	2,600	243
	P3	13,100	804
Sub-total for Albyn area		**15,700**	**1,369**
Other Group Deposits	P2	77,633	4,847
	P3	114,510	8,103
Total for Amur NE belt & other deposits		**491,152**	**41,881**

It should be noted that of the P Category resources, P1 is supported by drilling, P2 is supported by some or all of geological, geochemical, and geophysical evidence, whereas P3 is based on management estimates.
The Group reports its reserves and resources according to the Russian Reserves and Resources classification system as it is its statutory reporting system. The Russian System is based principally on the technical ability to extract a mineral reserve and does not take into account the economical viability of extraction in the same way as internationally recognised mineral reserves classification systems do.

PORTFOLIO ASSETS



Micromine office at Pokrovskiy Rudnik



Laboratory at Pokrovskiy Rudnik

The Group has demonstrated impressive organic growth through 13 years of activity in Russia thanks to its excellent asset base located in geologically promising regions. Thorough exploration work of the Soviet period yielded substantial exploration data. Exploration work is currently taking place at our vast portfolio of assets, comprising 14 projects and as a result the most promising projects are being advanced on the Group's priority list.

Exploration at Izvestkovaya Sopka, Adamikha, Gar II and Bryantinskaya – remains at a very early stage. Nevertheless, new data available at each is encouraging in that gold mineralisation is being identified – in many cases with high-grade assays. Within a further six months, it is currently estimated that each of these four areas should yield substantial quantities of real trenching and drilling assay data, and an indication of the size of potential resources.

Adamikha
Following geophysical surveys in 2005, surface exploration started in 2006, with the first 290m³ of trenching. Possible hard-rock sources of the placer gold have been identified, as promising targets for exploration. They include >20m thick metasomatised breccias in the Adamikha valley and a separate zone of argillisation with galena mineralisation. Exploration will continue in 2007.

Gar II
In 2006 work was started (including 67,000m³ of trenching and 6,750m of shallow drill holes) to confirm geological structures identified by aerogeophysical and geochemical surveys. Serpentinised ultrabasic rock was intersected and fragments of chromite nodules have been found, containing grains of gold and PGMs. Exploration for the original source of this ore is continuing.

Among metamorphosed (greenstone facies) Lower Proterozoic sedimentary-volcanic rocks, extensive gold-bearing zones of silicification and pyritisation have been found. Exploration is continuing here in 2007.

Bryantinskaya (Solnechnoye)
Geochemical surveying has been completed and geological mapping has identified four ore occurrences, the most promising two of which were intersected by trenching. In the Solnechnoye target area, geological mapping discovered a gold-bearing quartz stockwork (>200m thick) in a liparitic volcanic pipe. This is confirmed by results from trenching, with assays up to 15g/t. In the Salakit area, a zone of gold-bearing (2.1g/t over 30.0m thickness) silicification, carbonatisation, and brecciation has been discovered. Exploration is continuing in 2007.

Izvestkovaya Sopka
Exploration field work including 1:5,000 scale geological mapping, deep drilling (4,500m) and trenching (168,000m³) have been carried out in this area in 2006. Three types of gold mineralisation have been identified: quartzite metasomatite, epidote skarns, and magnetite-pyrrhotite skarns. Quartzite metasomatite bodies are up to 2m thick and up to 200m long, with gold grades up to 13.8g/t. The epidote skarn is 16.5m thick, 74m in length, with high gold grades (up to maximum of 322g/t). The magnetite-pyrrhotite skarn forms a body 19.1m x 120m in size. Although some of these ore bodies contain high gold grades, they are relatively small, and it is considered that they represent the deeply eroded remnants of ore bodies forming the source of rich placers in the surrounding area.

Geological and metallogenic map of the Amur Region principal mineral deposits that have been identified are indicated

The Amur region straddles an ancient plate boundary – the Mongolia-Okhotsk belt – where two ancient continents collided. Such tectonic plate boundaries around the world are known to host significant mineralisation, and the Amur region is no exception. Plate margins are characterised by mountain ranges and intense structural deformation: folding, faulting and heat, pressure and chemical alteration of rocks. The Group's Amur Region exploration and mining licence areas cluster around this East-West line at locations known or expected to be especially favourable to gold and other mineralisation.

Key

☐ Location of principal mining and exploration licences held by the Group.


ODOLGO
MALOMIR
TOKUR
Blagoveschensk

JOINT VENTURES COMPLEMENT OUR EXPLORATION ASSETS



Gold at Omchak

2006: Production at four Omchak subsidiaries along with exploration on three Chita licence areas

2007: Exploration and development at four additional sites



Omchak exploration works



Underground mining works at Shkolnoye



Belaz truck

Omchak was formed in 2003 as a 50/50 joint venture between the Company and CJSC Susumanzoloto and JSC Shkolnoye. From its inception Omchak had two producing operations with an existing 80,000+ ounces gold production per annum.

The primary objective of Omchak was to identify, acquire and develop promising gold deposits in regions of Russia where the Group did not have a presence at the time. The strong team of people employed by Omchak has vast experience in Russian gold mining, in particular, in underground and alluvial mining. The complementary nature of their and the Group's expertise enlarges the scope of projects the Group can consider.

Since its incorporation, Omchak has acquired over 10 new assets in four different regions of Russia, which it has been actively exploring and developing. In 2006 Omchak also carried out gold exploration and production in four different regions of Russia: Magadan, Chita, Amur and the Republic of Sakha (Yakutia). Alluvial gold was mined in 2006 using open-pit techniques, and underground mining.

Alongside its production activities, Omchak was also involved in the licence auctions for the right to explore and produce alluvial gold at deposits located close to the Group's main operational and development sites in the Amur Region. New licence areas acquired in this process have confirmed reserves that are expected to yield a planned annual production of alluvial gold in the Amur Region of an additional c.10,000 ounces gold production per year starting in 2007 and continuing for some five years.

In 2006 Omchak continued to increase its assets portfolio in line with the development programme established at its inception. In particular, Omchak took its first step in the Chita Region of Russia by acquiring combined exploration and mining licences for the Kuliinskiy and Bukhtinskiy gold properties. One of the three ore occurrences at the Kuliinskiy ore field is estimated to contain gold reserves of c.11,285 ounces at 6.2g/t in Russian category C2, P1 resources of c.1.125 million ounces at 12g/t and P2 resources of c.0.965 million ounces at 10g/t. For the Bukhtinskiy ore field, P2 resources estimated to a depth of 100m at 0.804 million ounces with average grades of 10g/t.

During 2006 Omchak carried out substantial exploration works across the newly acquired properties, showing significant potential.

Magadan Region

The total attributable production of Omchak in 2006 was 35,900 ounces of gold (compared to 51,400 ounces in 2005) predominantly from two assets in the Magadan Region: ZAO "Nelkobazoloto", the owner of the Shkolnoye underground mine in the Tenkinsky district of the Magadan Region and OAO Berelekh an operator of a number of alluvial deposits in the Magadan Region.

ZAO "Nelkobazoloto"

In 2006 ZAO "Nelkobazoloto" began extracting gold from the +650m horizon at the Shkolnoye deposit. During 2006 preliminary work to move to lower horizons of the deposit has been carried out: a 2.5km decline has been driven, with completion of preparation for ore transport, and new extraction panels have been blocked out. The move to deeper levels involved additional costs and has resulted in a decrease in production. In 2006 32,800 tonnes of ore were extracted, 29,600 tonnes were processed at the plant and c.9,000 ounces of gold were recovered.

TOTAL OMCHAK JV GOLD PRODUCTION ('000oz)

	2006 ('000oz)	2005 ('000oz)	2004 ('000oz)	2003 ('000oz)
Nelkobazoloto	8.70	18.70	27.41	36.60
Berelekh	50.00	57.20	61.54	59.90
Noviye Tekhnologii, Zeyazoloto and others	13.10	3.10	–	–
Total	71.80	79.00	88.95	96.50
Total PHM attributable production (50% in 2006)	35.85	51.40	55.40	28.10

RUDNOYE JV GOLD PRODUCTION ('000oz), PHM attributable production

	2006 ('000oz)	2005 ('000oz)		
JV Rudnoye	8.10	7.80	–	–



Assay sampling



Omchak exploration works



Inside the Shkolnoye underground mine

300m of underground exploration was carried out for delineation of reserves on the +650 horizon, and gold-bearing veins, 1.1 to 1.3m in width can be traced to the +600m level. Reserves and resources are expected to enable production of c.13,000 ounces in 2007.

OAO "Berelekh"
"Berelekh" carried out alluvial gold extraction in the Magadan Region in 2006 on 37 licence areas, totalling more than 1,500km². It is estimated that Berelekh has on-balance (commercial) reserves for open-pit mining for over six years. In addition, each year Berelekh carries out exploration at the same time as extraction, which is expected to lead to a growth in reserves each year of between 38,000 and 48,000 ounces.

Amur Region
A small portion of production has also come from the new assets located in the Amur Region and acquired only in the middle of 2005: OOO Zeyazoloto and OOO Noviye Tekhnologii. Direct alluvial gold extraction has taken place on three deposits, with total gold recovered of 3,745 ounces. Geological exploration work during the year covered three licence areas, with 1,309m of drilling to confirm and increase reserves.

Chita Region
Omchak holds exploration licences for three deposits in the Chita Region: Verkhne-Aliinskiy, Bukhtinskiy, and Kuliinskiy. Geological exploration work was started on the Verkhne-Aliinskiy area in October 2006 with 4,700m of core drilling. Gold grades of up to 166g/t and silver up to 209g/t have been found in ore intersections in 49 drill holes.

On both the Bukhtinskiy and Kuliinskiy areas, initial project documentation has been prepared, and baseline environmental studies have been completed.

Republic of Sakha (Yakutia)
In 2005 ZAO Omchak obtained the licence through a 100% subsidiary OOO "Uduma" in the Republic of Sakha (Yakutia) for production of gold from a shallow alluvial deposit and in July 2006 pilot-scale alluvial gold extraction at one washing plant was started. By the end of the season 38,300m³ of gold bearing sands had been washed and enriched and 1,170 ounces of gold extracted. 100,000m³ of trenching is planned for 2007 for further conversion of resources into mineable reserves.

Costs
Unit costs at Omchak have risen sharply during 2006. Part of this rise was a result of the 50% decrease in gold output from Nelkobazoloto as detailed above – increasing unit costs as fixed costs remain constant. Berelekh also suffered a reduction in gold production though not to the same extent as Nelkobazoloto.

Total cash costs for Omchak in 2006 were US$483/oz (2005 – US$360/oz) a 34% rise. Although somewhat disappointing, the effect on the Group's profit for the year is not material.The Omchak management team expect that the time invested at Nelkobazoloto in 2006 accessing the lower horizons could increase gold production by 50% in 2007.

2007 Onwards
Verkhne-Aliinskiy: by the end of 2007 reserves estimation of the deposit should be completed to categories C1 and C2, as well as the relevant information on the hydrogeology and geotechnical conditions and metallurgical properties of the ore.

Bukhtinskiy: geophysical and geochemical exploration work is currently under way to investigate previously detected primary dispersion halos and to identify targets for detailed geological exploration, surface trenching and exploration drilling.

Kuliinskiy: by the end of 2007 trench and drill hole exploration of the gold-sulphide mineralisation will be completed, resulting in category C2 gold reserves and P1 resources being established.

Rudnoye JV
Rudnoye Joint Venture was established in 2003 with the second largest gold producer in the Amur Region (OAO Priisk Solovyevskiy) as a 50/50 partnership in order to develop hard rock gold assets belonging to OAO Priisk Solovyevskiy using the Group's expertise.

In 2006 evaluation of the Odolgo deposit, the joint venture's primary asset, was completed with a final 900m of core drilling. This small deposit contains coarse free gold with no sulphides. It is easily processed by gravity separation with 80% recovery. At an average grade of 4.14g/t, the thickness of individual ore bodies ranges from 1.6m to 8.9m, and length 60m to 200m. It should be noted that because this deposit is classed as "small and complex", Russian reserve categories higher than C2 will never be reported. The deposit is estimated to contain up to 32,000 ounces in C2 + P1 category reserves and resources and 376,000 ounces in P2 and P3 resources.

It is planned to start pilot pit development in 2007, in order to finalise the study of the metallurgical properties of the ore, in order to obtain final GKZ approval of reserves by the end of the year.

A modular plant with gravitational beneficiation technology and concentrate processing methods using intensive cyanidation is being constructed at the moment.

First production from the deposit is scheduled for the second half of 2007 at a production rate of 6,000 ounces per annum from May until September.

In 2006 the joint venture won the auction for Soloviovskiy ore prospective area in the Amur Region. The geological survey is currently under development and exploration work here is planned to commence in the second half of 2007.

The Group's methodical approach to the development of its high class assets allow it to show some of the lowest total capital costs per ounce in the industry, through all phases of discovery, exploration, development and construction.

Year on year Exploration & Development Budget US$m



100
120
80
60
40
20
0
2005
34
2006
36
2007
103

Mining is, by definition, a depletion industry and gold deposits that were laid down over geological time cannot replenish within mere generations. Accordingly, the Group exercises a strategic programme of replacing depleted resources so as to grow its production base. This is intended to permit the Group to play an active part in wealth generation; as opposed to employing a more passive approach to revenue generation based on the expectation that gold prices will continue to escalate.

The implementation of this programme has resulted in continuous growth of the Group's resource base, both organically from green-field projects, brown-field projects and mine expansions and by acquisition and joint venture. This growth has been achieved at a very competitive capital cost through the use of our in-house consulting services and our highly qualified and experienced team.

Peter Hambro Mining has actively assessed over a hundred potential exploration opportunities over the last 13 years, and has committed necessary expenditure on these opportunities. Several have progressed to subsequent stages of resource definition, and these projects now form the backbone of the Group's growth, while the start of the pipeline is constantly being replenished.

To date the Company has installed an initial Heap Leach at Pokrovskiy Mine, followed by the RIP plant, and then two subsequent expansions. Recently Pioneer and Malomir have been brought into the developing phases and they will become the next two mines in the Group operations. Furthermore the Group has continued to grow in its regional joint ventures.



PROJECT PROGRESS
Project
BUDGET ALLOCATION
Breakdown of Exploration and Development
Budget for 2007
RESERVES AND RESOURCES
Development
Pioneer, Odolgo
US$35m
Exploration/Development
Malomir, Yamal
US$31m
Advanced Exploration
Pokrovskiy Flanks
US$7m
Exploration
Albyn, Gar II, Adamikha
US$5m
Surveying
Shaman, Shukdjar, Aprelskiy, Taldynskiy
US$9m
Reserves
Intensive exploration in 2006 concentrating on the projects contributing to the 2009 target, combined with metallurgical testing and preparatory mine planning work has provided major improvements in the quality of reserves estimates.
Resources
The Group's resource base has continued to expand through exploration (with major new discoveries such as Andreeskaya) and new acquisitions, and the flow to reserves continues.

In addition:
Information Technology and Laboratories: US$7m
Exploration equipment: US$9m



Blagoveschensk Laboratory



Micromine surveyors' office, Blagoveschensk

Group In-House Infrastructure
Over 13 years of operation in Russia means the Group has proved its ability to deliver targets on time and on budget. A significant portion of its success in bringing green field projects into producing operations can be attributed to the Group's in-house service teams, which employ highly qualified specialists using advanced technology to achieve top quality results at a low cost. The majority of the Group's exploration and development work is done by in-house consultancy. Today the in-house services companies employ a total of 1,490 people.

"NPGF Regis"
(Exploration Company)
NPGF Regis was established in 1994 and was acquired by the Group in 2002; it performs a whole spectrum of geological exploration work from initial surveying to detailed delineation of ore bodies for final feasibility studies.

Regis employs a total of 119 people, including 92 qualified geologists, 12 specialist mining surveyors, 11 geophysical specialists and four specialists in computer modelling. Management Company Peter Hambro Mining also has a team of Micromine specialists who work alongside specialists from Regis. Regis has ten Micromine licences and specialists use Micromine in the Blagoveschensk office as well as at site offices. In addition to these licences, the Micromine office at Pokrovskiy Rudnik has a licence for 10 users and the office at Pioneer has two Micromine licences. Regis uses modern geological-surveying equipment with GPS systems, complex drilling apparatus and excavation equipment to produce optimum exploratory and geological results at minimum cost.

In 2006 Regis carried out over 64,000m of deep drilling, 33,000m of shallow drilling and 908,000m³ of trenching.

Kapstroi
(Construction Company)
Established in 2005, Kapstroi has so far carried out almost all of the construction work for the Group. Kapstroi employs approximately 700 people, including a highly qualified team of technicians and engineers. Construction work with an estimated cost of over US$22m was carried out by Kapstroi in 2006. Kapstroi has state of the art equipment for construction works that includes over 250 vehicles and machines.

Further expansion of Kapstroi is anticipated in 2007 in order to cope with the demands of vigorous construction programmes at Malomir and Pioneer as well as other contract work.

MC PHM Engineering
MC PHM Engineering grew from a small group of experienced engineers who were originally involved in developing the Group's projects, on a contract basis, while working for a major Russian design institute. The in-house engineering company has expanded since its formation and now has 76 employees.

In 2006 this team was significantly strengthened by the 98% acquisition of OJSC Irgiredmet, the leading Russian geological consultancy. The new combined team work together to satisfy the Group's increasing demand for project design and research and development requirements.



Regis headquarters, Blagoveschensk



Irgiredmet Headquarters, Irkutsk



Laboratory at Pokrovskiy Rudnik

OJSC Irgiredmet
For many years Irgiredmet served as the primary state research centre for the gold mining industry in the former Soviet Union and subsequently in Russia, and played a central role in the development of the majority of Russian gold and diamond projects. The institute benefits from a long history of expertise and a wealth of knowledge and intellectual capital, recognised not only throughout Russia but in scientific spheres all over the world. Irgiredmet employs 285 staff, including 33 doctors of science.

Irgiredmet provides the Group with mine planning and evaluation, infrastructure design, process and metallurgical test-work, bulk sampling, project evaluation and feasibility studies. Its highly sophisticated resources and technological innovations, including facilities for sample preparation and characterisation, communition, flotation, physical separation, smelting, leaching and purification provide the Group with invaluable additional technological and operating capabilities.

In 2006 the designing-engineering team focused mainly on: the expansion and reconstruction of the Pokrovskiy Rudnik RIP plant, design of the spectral department of the central analytical laboratory, pilot testing, pre-feasibility studies, technological testing, evaluation and preparation of the feasibility study for the Pioneer deposit, design work at the Odolgo deposit and a road plan for Malomir.

Laboratories
The first of the Group's laboratories was constructed in 1999 at Pokrovskiy Rudnik. Since then, the laboratory at Pokrovskiy Rudnik has been extended and relocated to a new building. A central laboratory has been built in Blagoveschensk and laboratories has been constructed at Tokur and in the Yamal Region. The complex employs 273 people, including approximately 55 specialists and is equipped with modern devices including Rocklabs and Hamersley machines and a Frich planetary mill for assay preparation, fire assay analysis equipment and equipment for the chemical preparation of assays (AA; ICP) as well as MultiWave microwave preparation systems. For sample analysis the laboratory complex has various machines including Atomic absorption Analyst 100, Analyst 200, Analyst 800 "Perkin Elmer", Atomic emission Optima 5300 DV "Perkin Elmer" and a Leica machine for the mineralogical analysis of computerised images. All the Group's laboratories are state certified and comply with all Russian regulations. They are checked by state bodies on a regular basis.

The Group's laboratories carry sample analysis from all Group deposits, perform a range of analyses to support production at the plant and monitor environmental and ecological conditions at the Group's operations.

The laboratory complex has a total capacity of 36,000 samples a month using various methods including atomic-absorption, elemental analysis, semi-quantitative spectral analysis and mineralogical analysis. In 2006 the complex performed 210,000 analyses.The head laboratory, located in Blagoveshensk, provides complex analysis data for the Group and is equipped with advanced technology and a qualified team of specialists. This laboratory provides assay analysis, element analysis, semi-quantitative spectral analysis and mineralogical analysis. Expansion plans in 2007 include the commissioning of a new geochemical department and the introduction of spectro-chemical gold analysis.



BOARD OF DIRECTORS











Peter Hambro
Executive Chairman
Mr Hambro was a director of Smith St Aubyn & Co Ltd and then Deputy Managing Director of Mocatta and Goldsmid. In 1990 he founded Peter Hambro Limited as a mining finance house in London. He is, together with Dr Pavel Maslovskiy, a founding Shareholder and Director of Peter Hambro Mining Plc. In addition to his Chairmanship of Peter Hambro Mining Plc, Mr Hambro is also non executive Deputy Chairman of Aricom Plc, an Anglo Russian developer of mineral resources, a non executive director of Russian Timber Group Limited, a director of several subsidiary companies of the Peter Hambro Mining Plc and Peter Hambro Limited groups of companies, a director of SG Hambros Bank & Trust Limited and Chairman of Sundeala Limited.

Alfiya Samokhvalova
Director of External Communications
Dr Samokhvalova has a PhD in Economics from the Moscow International High Business School, as well as a Masters in Investment Management (CASS Business School, London). She joined Peter Hambro Mining Plc in July 2002. Dr Samokhvalova is a member of the Sustainability Committee.

Peter Hill-Wood
Non Executive Director
Mr Hill-Wood is the Chairman of Arsenal Football Club and an advisor to Top Technology Ventures Ltd. He was formerly Vice-Chairman of Hambros Bank and Chairman of its Investment Division. He is the Chairman of the Audit Committee and a member of the Remuneration and Nomination and Sustainability Committees.

Dr Pavel Maslovskiy
Deputy Chairman
Dr Maslovskiy was a Professor of Plasticity at the Moscow Aircraft Technology Institute. In 1991 he embarked on a business career and in 1994 became a Chairman of JSC Pokrovskiy Rudnik. Dr Maslovskiy is also the non executive Chairman of Aricom Plc, a non executive director of Russian Timber Group Limited and a Director of several subsidiary companies of the Peter Hambro Mining Plc group of companies.

Alexei Maslovskiy
Business Development Director
Mr Maslovskiy holds a Bachelor of Arts Degree in Economics from the University of Minnesota and is a Certified Retail Gemmologist and Diamond Grader. He worked for Worldco Financial Services in New York and joined the Group in 2001.

Sir Rudolph Agnew
Senior Non Executive Director
Sir Rudolph was Group Chief Executive and Chairman of Consolidated Gold Fields, the second largest gold producer in the Western world in the 1980s. He has also been a Director of Anglo American, Gold Fields of South Africa and Newmont Mining. He is the Chairman of the Remuneration and Nomination Committee and a member of the Audit and Sustainability Committees.

Andrey Maruta
Finance Director
Mr Maruta qualified as a Chartered Certified Accountant at Moore Stephens in 2001. He joined the Group in 2003 as Group Chief Accountant and was appointed Finance Director in July 2006.

Jay Hambro
Non Executive Director
Mr Hambro trained in resource finance at NM Rothschild & Sons, based in both London and the US and then moved to the investment banking division of HSBC as a Manager of Metals & Mining corporate finance. He is Chief Executive of Aricom Plc.

Philip Leatham
Non Executive Director
Mr Leatham originally trained with Spicer & Pegler as a Chartered Accountant. He set up his own general accountancy practice in 1985 from which he is recently retired. He has worked for the Group since its inception. He is Chairman of the Sustainability Committee and a member of the Audit and Remuneration and Nomination Committees.

MANAGEMENT TEAM











Sergei Ermolenko
General Director of Management Company Peter Hambro Mining (MC PHM)
Mr Ermolenko progressed from underground miner to General Manager of a gold mine in the Russian Far East over a 20 year period. He was appointed General Director of MC PHM in 2004 and has overall responsibility for the smooth running of the Group's mining operations in the Russian Far East. As Chief Manager of Pokrovskiy Rudnik he was responsible for bringing the Pokrovskiy Rudnik and plant into production.

Valery Alekseev
General Director of ZAO Kapstroi
Mr Alekseev is a qualified engineer and has worked in process engineering in the gold and heavy metals industry, managing the design and construction of the Murantau plant in Uzbekistan and various treatment plants in Russia. As chief Engineer of Pokrovskiy Rudnik he was responsible for bringing the Pokrovskiy Rudnik mine and plant into production. He was appointed General Director of Kapstroi in 2006.

Vyacheslav Smirnov
General Director of PHM Engineering
Mr Smirnov is a qualified metallurgist and worked as a Chief Engineer at Vnipipromtechnology for more than 30 years. In 2005 Mr Smirnov was appointed General Director of PHM Engineering.

Nikolai Vlasov
Deputy General Director of Geology – Chief Geologist, MC PHM
Mr Vlasov was in charge of the State Mission that evaluated gold resources in the Russian Far East. As the Group's Chief Geologist he is responsible for exploration and grade control at Pokrovskiy Rudnik as well as other Group operations, and development and exploration projects. Mr Vlasov was appointed Chief Geologist of MC PHM in 2005.

Dmitry Chekashkin
Finance Director of MC PHM
Mr Chekashkin is a qualified engineer and worked as Deputy General Director of Finance for two leading gold mining enterprises in the Russian Far East before joining the Company in 2003. In 2005 he was appointed Finance Director of MC PHM.

Vladimir Banin
General Director of Yamal Zoloto, YGK, OMCHAK JV
Mr Banin was appointed as General Director of Omchak in November 2003 and in 2006 was appointed General Director of YamalZoloto. He is a qualified geological engineer and also has qualifications in economics and management. Mr Banin has worked in the gold industry in the Russian North East for 25 years and previously chaired the Geological Committee of the Vice Governor of the Magadan Region.

Andrei Kostava
Director of MC PHM
Mr Kostava graduated from the Moscow Institute of Aviation Technology and the Institute of State Management. He was appointed a member of the Board of Directors of OJSC Pokrovskiy Rudnik in 1994 and was appointed a member of the Board of Directors of MC PHM in 2004.

Andrei Lushei
Deputy General Director of MC PHM
Mr Lushei is a qualified geological engineer and lawyer. He worked at a number of geological research institutes specialising in the Russian Far East and subsequently became a Vice Governor of the Amur Region before joining the Group in April 2004. He was appointed Deputy General Director of MC PHM in 2006.

Alexander Mutiev
Chief Engineer of MC PHM
Mr Mutiev is a qualified chemical engineer. From 1973 to 1995 he worked in Uzbekistan at an institute where he specialised in the project planning of precious metals production. In 1995 he moved to Russia where he worked as a production engineer at a gold mining company in the Krasnoyarsk Region. He joined Pokrovskiy Rudnik in 2002 as Director of the RIP plant and in 2005 was appointed Director of Production at MC PHM and in 2007 he was appointed Chief Engineer of MC PHM.









Veniamin Boltsat
General Director of OAO Pokrovskiy Rudnik
Mr Boltsat is a qualified metallurgist and from 1978 to 2002 worked at various uranium enrichment enterprises of the Atomic Energy Ministry of the Russian Federation. Mr Boltsat was appointed General Director of Pokrovskiy Rudnik 30 October 2006.

Sergei Volodko
General Director of ZAO Region
Mr Volodko is a qualified Geologist Surveyor and began his career working for the geological-hydro geological expedition of Belorussia. He then joined the Ministry of Geology of the USSR as a Chief Engineer before taking up the post of Vice President of the International Association for Cooperation in Ecology, Geology and Geochemistry. In September 2002 Mr Volodko joined OJSC Pokrovskiy Rudnik as Chief Geologist and in April 2005 was appointed Chief Geological Specialist of Management Company Peter Hambro Mining.

Vasily Miroshkin
General Director of COO Regis
Mr Miroshkin graduated from the Far Eastern Polytechnic Institute, Vladivostok and is a qualified Mining Engineer. Mr Miroshkin was formerly the Deputy General Director of Regis before being appointed General Director in July 2006.

Vladimir Dementeev
General Director of OJSC Irgiredmet
Mr Dementeev graduated from the Irkutsk Technical University as a qualified Metallurgist. Mr Dementeev worked as a Senior Officer of a hydrometallurgy laboratory and then as Director of a metallurgy laboratory before being appointed General Director of Irgiredmet in 1993.









Peter Hambro Mining has always firmly believed that as a Group it is only as strong as the talents and the commitment of its employees.



Operating in under-populated areas of Russia where there is a lack of an available skilled workforce, it has always been vital for the Group to develop a strategy to attract and retain talent that strengthens the prospects and success of the business. This strategy resulted in a high-performance culture in which employees measure themselves against the best of the best, accept personal responsibility and strive to excel.

The Company's policy is to attract and retain the best people in the industry through various measures including attractive wages, continuous internal communications, financial and moral motivation schemes.

Our long-term commitment to developing our team has encouraged a distinct correlation between enhanced people performance and business improvement.

The Group is very proud of its people and is focused on ensuring that they can progress to their full potential.

Today Peter Hambro Mining is a major employer in the Amur Region. Throughout Russia and the UK the Group provides employment to approximately 3,930 employees. The Company seeks to be the employer of choice in the Amur Region and in other regions where it operates. It therefore strives to treat each employee with dignity and respect at all times.

Management at Pokrovskiy Rudnik operations has maintained a very good working relationship with its labour force through regular meetings and frequent feedback provided by the Mine's welfare officer. Through these meetings with management and the mine's internal newspaper, the workers are constantly informed about life-of-mine trends and the future of different operations. The emphasis has always been on building relationship.

In order to find further details look for the Group's first Sustainability Report which focuses on environmental and social issues.



FOCUSING ON PROFITABLE OUNCES

Fire Assaying



Andrey Maruta
Finance Director

The Group's results for 2006 are a reflection of the strategy of profitable growth where profit retained for the year more than doubled and reached c.US$31m.

Net assets

+29%

EPS

+124%

Turnover

Turnover of the Group together with its share in the joint ventures increased by 54.5% compared with the last year. Non precious metal turnover reached US$33m in 2006 (2005–US$8m). Gold production rose by 4.8% in the year 2006 and reached 261,000 ounces (2005 – 249,000 ounces).

The average realised gold sales price reached US$586/oz (2005 – US$442/oz). We continue our policy of no long-term forward sales or hedging. The Group has a policy of selling gold to a number of domestic and international banks to achieve the best price available. The continuing rise of the gold price in both US Dollar and Russian Rouble terms contributed additional profitability to the Group.

Peter Hambro Mining is one of a few Russian gold producers to hold a gold export licence. The Group currently exports gold to two international banks who take receipt in Switzerland. The export licence provides the Group's treasury department with a better gold price and currency rates than those received from Russian domestic banks. The export licence is also a pre-requisite for receiving international debt finance.

Results of operations and Cash Cost analysis

We are proud to report a 131% increase in our net profit for 2006 of US$30.6m in comparison with US$13.3m in 2005. This profit represents earnings per share of US$0.38/share (2005 – US$0.17/share). The significant increase in the profitability of the Group is attributable to the higher gold price and number of ounces sold and also to the tight cost controls which the Group has put in place as well as favourable movements in exchange rates.

2006 GIS Total Production Costs for Pokrovskiy Rudnik was US$239/oz, a 4% increase on the previous year. This was achieved against a background of a 14% increase in diesel fuel prices, an 8% increase in electricity prices and a 9% increase in prices for different reagents and consumables.

The stable and low operating costs at the Pokrovskiy Mine are the result of a series of long-term cost cutting programmes implemented in 2005, the effect of which was first fully reflected in the 2006 results. An increase in the number of ounces produced also improved the unit cost figure.

Royalties and refining costs are in direct correlation with the gold price hence the 46% increase in these costs in 2006 in comparison with the same period in the previous year.

Depreciation and amortisation expenses have changed in line with the increase in production assets caused by the plant and mine fleet expansion.

Non-cash movement reflects the cost of mining incurred in the previous periods but accounted for in 2006 when the actual gold was produced.

Because the Group's 2007 production is not expected to increase by much more than 10% compared to the previous year, unit cost reductions are estimated to have a smaller effect this year. In addition an appreciation in the US Dollar value of the Russian Rouble, the Group's operating currency, and inflationary pressures on raw material costs may also cause an upward pressure on operating costs.

The largest difference year-on-year relates to non-project costs within Russia. The main part of this relates to the operating expenses of the Group's construction and development teams which, within the Group's cash flow, are offset by their appropriate revenue line.

In this report we present financial items such as "cash operating costs", "total cash costs" and "total production costs" that have been determined using industry standards as per the Gold Institute and are not measures under generally accepted accounting principles in the United Kingdom ("UK GAAP"). An investor should not consider these items in isolation or as alternatives to any measure of financial performance presented in accordance with UK GAAP either in this document or in any document incorporated by reference herein.

Financial Highlights

	Year to 31 December 2006 US$'000	Year to 31 December 2005 US$'000	Year to 31 December 2004 US$'000
Turnover: Group and share of joint ventures	177,034	114,579	85,502
Operating profit	49,249	17,490	22,703
Pre tax profit	45,092	20,031	24,304
Profit retained for the year	30,556	13,255	15,318
Net cash inflow from operating activities	47,607	16,055	20,532
(Net debt)/cash pre leasing/ sale & lease back	(75,274)	10,440	21,716
Shareholders' funds	302,449	239,925	200,134
Earnings per ordinary share (US$)	0.38	0.17	0.22

This is all in spite of the rising material, energy and labour costs across the industry. Tight cost controls the Group put in place resulted in GIS total production costs of US$239/oz at the Pokrovskiy Mine kept at only marginally above the previous year figure of US$230/oz.

While the Gold Institute has provided definitions for the calculation of "cash operating costs", "total cash costs" and "total production costs", the definitions of certain non-GAAP financial measures included herein may vary significantly from those of other gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies. However, we believe that total cash costs and total production costs in total by mine and per ounce by mine are useful indicators to investors and management of a mine's performance because they provide a very useful indication of a mine's profitability, efficiency and cash flows. They also show the trend in costs as the mine matures over time and on a consistent basis. These costs can also be used as a benchmark of performance to allow for comparison against other mines of other gold mining companies.

Currency Movements
During the year the Russian Rouble continued its appreciation against the US Dollar. The exchange rates moved from RUR28.78 per US$1 at 31 December 2005 to RUR26.33 at the year end. Most of the Group's borrowings are US Dollar denominated whereas net monetary assets are mostly stated in Roubles therefore the movement between these two currencies had a positive effect on our results for the year. Exchange differences included in the Group results amounted to a gain of US$5.6m (2005 – losses US$1.5m).

Balance Sheet
Total shareholders' funds increased by 26% – from US$239.9m at 31 December 2005 to US$302.4m at 31 December 2006. Retained earnings for the year contributed US$30.6 million to the shareholders' funds, which is more than double the year 2005 number of US$13.3m. In addition to the above, the Group issued new shares to the IFC, the private sector arm of the World Bank Group as a result of exercising the option which was granted in 2005.

Borrowings and Cash Resources
In August 2005 the Group issued US$140m of Convertible Bonds due in 2010 (the "Bonds"). The Bonds carry a coupon rate of 7.125% and can be converted into fully paid 1p Ordinary shares of the Company. Apart from the Convertible Bonds the Group does not have any other long-term borrowings.

During the year 2006 the Group was undergoing a significant development/ exploration and acquisition programme. As a result of the business expansion the net cash position of US$4.7m at the end of 2005 turned into net debt of US$75.6m at 31 December 2006.

IFRS
The Group will adopt IFRS from 1 January 2007 and the conversion process is proceeding as planned. As the company's shares are traded on AIM, the Group needs to prepare its first set of interim accounts under IFRS for the period ended 30 June 2007.

Reconciliation of Total cash cost at Pokrovskiy Rudnik (US$/oz) to Financial Statements

	2006 US$'000	2005 US$'000
As reported in financial statements		
Total operating expenses	108,558	73,759
Pokrovskiy Rudnik mine depreciation/amortisation	(9,911)	(7,848)
Other depreciation/amortisation	(2,514)	(1,148)
Non-cash movement in stock	(3,247)	(5,271)
Non-capitalised exploration expenditure on current operations	(1,560)	(1,300)
Non-project Russian operating costs incl. non-mining	(44,864)	(20,847)
Non-project London operating costs	(9,844)	(7,880)
Net silver credits revenue	(822)	(169)
Total Gold Institute Standard (GIS) cash cost	**35,796**	**29,296**
Total GIS cash cost per ounce, (US$/oz)	174.7	158.7
Pokrovskiy Rudnik ounces ('000oz)	204.9	184.6

DIRECTORS' REPORT

REPORT AND FINANCIAL STATEMENTS

The Directors present their report and the audited financial statements for the year ended 31 December 2006.

PRINCIPAL ACTIVITIES AND FUTURE DEVELOPMENT

The Group's principal activities during the year were:

- Exploration and mining of gold and the development of facilities at Pokrovskiy Rudnik.
- Development of production and operations at Pioneer.
- Acquisitions, exploration and development of reserves and resources at Pokrovskiy and Pioneer, Malomir and Amur North-East belt, YamalZoloto/YGK and portfolio assets.
- Evaluation of potential acquisition and joint venture opportunities in gold mining in Russia.
- Evaluation of potential business development opportunities.

Specific highlights included:

- The Company increased its interest in OAO Pokrovskiy Rudnik to 98.6%.
- The Omchak joint venture, in which the Group has a 50% interest, acquired the combined exploration and mining licences for the Kuliinskiy and Bukhtinskiy gold properties in the Chita Region.
- The International Finance Corporation ("IFC") invested a further US$17.8m by exercising in full their option to subscribe for Ordinary shares in the Company.
- The acquisition of an 98% equity holding in OJSC Irgiredmet, the Irkutsk based research and scientific consulting company.

Plans for future developments are included in the statements of the Chairman and the Deputy Chairman.

Post balance sheet events have been disclosed in Note 40.

SHARE CAPITAL

In April 2006, the Company issued 1,448,545 Ordinary shares, pursuant to an Equity Subscription Agreement with the IFC. In July 2006, 750,000 Ordinary shares were issued as part of the deferred consideration in relation to the acquisition of Peter Hambro Mining (Cyprus) Limited which indirectly holds the Tokur licence.

BUSINESS REVIEW AND GROUP RESULTS

Under Section 234ZZB of the Companies Act 1985, the Directors are required to prepare a Business Review. This comprises:

- The Executive Chairman's statement on page 3.
- The Deputy Chairman's statement on page 5.
- The Operations Report on pages 7 to 9.
- The reports on Development, Exploration and Joint Ventures on pages 11 to 25.
- The Key Performance Indicators contained within the Directors' Report on page 37.
- The Financial Review on page 35.
- The Principal Risks Report on page 43.

RESEARCH AND DEVELOPMENT

Companies within the Group carry out exploration and development necessary to support their activities.

In October 2006, the Company acquired an 98% equity holding in OJSC Irgiredmet ('Irgiredmet'), one of the best known Russian laboratory research and scientific consulting companies. The Irgiredmet laboratories provide a range of services in the testing, development and optimisation of gold, precious metals and diamond projects.

Further information is given in the Operations Report on page 7.

DIRECTORS

The Directors who held office at any time during the year under review are set out below:

Peter Hambro (Chairman)
Sir Rudolph Agnew [1]
G. Jay Hambro [1,2]
Peter Hill-Wood[1]
Philip Leatham[1]
Andrey Maruta
Alexei Maslovskiy
Dr Pavel Maslovskiy
Alfiya Samokhvalova

[1] Non Executive Director
[2] Mr G. Jay Hambro gave up his executive duties with the Company during 2006 but remains a Non Executive Director of the Company.

DIRECTORS' INTERESTS

The interests of the Directors in the share capital of the Company at the beginning and end of the year were as follows:

	1 January 2006		31 December 2006	
Ordinary shares of £0.01 each				
Total shares in issue	78,956,507	100.00%	81,155,052	100.00%
Sir Rudolph Agnew	7,500	0.01%	7,500	0.01%
Peter Hambro	5,241,099	6.64%	5,243,179	6.46%
Peter Hill-Wood	20,000	0.03%	20,000	0.02%
Philip Leatham	250,000	0.32%	100,000	0.12%
Pavel Maslovskiy	18,545,822	23.49%	18,545,822	22.85%

No other Directors had an interest in the shares of the Company.

There have been no changes since 31 December 2006.

NOTIFIABLE SHARE INTERESTS

At the date of this report the Company had been notified of the following interests in excess of 3% of its issued share capital:

	Number of shares	% of issued share capital
Pavel Maslovskiy	**18,545,822**	**22.85%**
Eastbourne Capital Management LLC	**8,893,843**	**10.96%**
of which Black Bear Fund I, LP	2,673,200	3.29%
Black Bear Offshore Master Fund L.P.	5,894,786	7.26%
BlackRock Inc	**8,081,322**	**9.96%**
of which Merrill Lynch International Investment Funds	3,845,330	4.74%
Lansdowne Partners Ltd	**6,904,541**	**8.51%**
of which Lansdowne UK Equity Fund Ltd	6,575,297	8.10%
Peter Hambro & associates	**5,243,179**	**6.46%**
Viscaria Investments Ltd [1]	**2,717,727**	**3.35%**
International Finance Corporation	**2,534,954**	**3.12%**

[1] Excluding shares held beneficially by Pavel Maslovskiy.

RISKS AND UNCERTAINTIES

Risk is inevitable in business and the Company faces many risks, some are specific to the Group, some relate to the Group's industry, some are Russia related and some relate to the environment in which the Company operates. These are further discussed in the Principal Risks Report on page 43.

GOING CONCERN

After making enquiries, the Directors are satisfied that the Group has adequate resources to continue in operational existence for the foreseeable future. For this reason, the Directors continue to adopt the going concern basis in preparing the financial statements.

KEY PERFORMANCE INDICATORS

The Company's performance is measured against the Key Performance Indicators ("KPIs") as analysed in detail from page 1 and in the Financial Review.

This analysis can be summarised as follows:

- Turnover for the year ended 31 December 2006 has increased by 55% compared with the same period in 2005.
- Attributable gold production has increased by 5% during the 2006 financial year.
- Gold Institute Standard total cash cost is up by 10% and reached a peak of US$174.7/oz.
- Average realised gold sales price increased from US$442/oz in 2005 to US$586/oz in 2006.
- Profit after tax and minority interests for 2006 was US$31m (2005 – US$13.3m).
- Total shareholders' funds at the year end were US$302.4m, an increase of 26% (2005 – US$239.9m)

FINANCIAL INSTRUMENTS

Details of the Group's financial risk management objectives and policies and exposure to risk are described in Note 35 to the accounts and in the Principal Risks Report on page 43.

DIVIDEND

The Directors do not recommend the payment of a dividend in respect of the year ended 31 December 2006.

SUPPLIER PAYMENT POLICY

It is Group policy to agree and clearly communicate the terms of payment as part of the commercial arrangement negotiated with suppliers and then to pay according to those terms based upon receipt of an accurate invoice. Trade creditor days for the year ended 31 December 2006 were 30 days on average for the Group and 24 days on average for the Company.

DONATIONS

No political or charitable donations were made during the year (2005: Nil)

CORPORATE GOVERNANCE AND SHAREHOLDER RELATIONS

Details of the Company's compliance with the Combined Code, including relations with shareholders, are set out in the Corporate Governance report on page 40.

EMPLOYEES

Regular meetings are held with employee representatives to discuss strategies and the financial position of the Group and their own business unit.

The Group is committed to provide equal opportunity for individuals in all aspects of employment.

AUDITORS

In the case of each of the persons who are Directors of the Company at the date when this report was approved:

- so far as each of the Directors is aware, there is no relevant audit information (as defined in the Companies Act 1985) of which the Company's auditors are unaware; and
- each of the Directors has taken all the steps that he/she ought to have taken as a Director to make himself/herself aware of any relevant audit information (as defined) and to establish that the Company's auditors are aware of that information.

Moore Stephens LLP have expressed their willingness to continue in office as auditors and a resolution to reappoint them will be proposed at the forthcoming Annual General Meeting.

This report was approved by the Board of Directors on 14 May 2007.

Signed on behalf of the Board

Heather Williams FCIS
Company Secretary

CORPORATE GOVERNANCE STATEMENT

THE COMBINED CODE

The Company is committed to high standards of corporate governance. The UK Listing Rules require companies incorporated in the United Kingdom and listed on the Official List to disclose how they have applied the principles of and complied with the provisions of The Combined Code on Corporate Governance published by the Financial Reporting Council in July 2003 (the "Combined Code"). Whilst this is not a requirement for the Company, this report, together with the Directors' Report, indicates how the Company has applied the principles of good governance of the Combined Code insofar as is practicable and appropriate, given the Company's size and constitution.

DIRECTORS

The Board

The Company is led and controlled by the Board of Directors, chaired by Peter Hambro. The Board currently consists of five Executive Directors and four Non Executive Directors, two of whom are considered to be independent under the Combined Code (see below) but all of whom the Board judges to be independent. The Board believes that it is appropriate to have a Senior Independent Director and Sir Rudolph Agnew fulfils this role.

Details of the individuals' skills and experience are contained in the Directors' biographies on page 30 of the Annual Report.

The Board meets regularly, on at least five scheduled occasions during each year, and more frequently if necessary. There were six scheduled Board meetings, four Audit Committee meetings and two Remuneration Committee meetings (now called the Remuneration and Nomination Committee) held in the year under review and the attendance by Directors was as follows:

	Board	Audit	Remuneration
Peter Hambro	6	4[3]	1[3]
Sir Rudolph Agnew[1 2 4]	6	4	2
G Jay Hambro	6	3[3]	–
Peter Hill-Wood[1 2 4]	6	4	2
Philip Leatham[1 2]	6	4	2
Andrey Maruta	6	4[3]	–
Alexei Maslovskiy	5	1[3]	–
Pavel Maslovskiy	6	1[3]	–
Alfiya Samokhvalova	6	1[3]	–

[1] Member of the Audit Committee
[2] Member of the Remuneration Committee (now called the Remuneration and Nomination Committee)
[3] Not a member of the Committee but attended by invitation
[4] Independent Director

In addition, a further five Board or Committee meetings were held to issue formal approvals, or deal with other matters of a routine or administrative nature, which did not require attendance of the full Board.

The Board is responsible for the determination and monitoring of the Company's strategic aims, budgets, major items of capital expenditure and senior appointments, the direction and control of the Company and the management of the capital structure. The Board will seek to ensure that the necessary financial and human resources are, and will continue to be, in place to enable the Company to meet its objectives. The Board works closely with the operational management to achieve the Company's objectives.

The Board has not previously adopted a formal schedule of matters reserved for decision by the Board but intends to do so during 2007.

Individual Directors may seek independent advice at the expense of the Company, subject to following an agreed procedure.

The Company maintains appropriate Directors' and Officers' Liability Insurance.

Chairman and Chief Executive

The roles of Chairman and Chief Executive of the Company are not separated as Peter Hambro fulfils both roles. The Board considers this to be appropriate for a company in its growth phase but will hold the issue of the future appointment of a Non Executive Chairman under review. The Board feels strongly that the relationship between the Chairman and Pavel Maslovskiy, the Chief Operating Officer, is crucial to the success of the Company and does not currently feel that it would be productive to appoint a Non Executive Chairman who may affect the successful balance of this relationship. Furthermore, the Peter Hambro Mining Group as a whole complies with this Combined Code requirement since the roles of the Chairman and Chief Executive are clearly separated. Peter Hambro is Chairman of the Group and Pavel Maslovskiy is the Chief Executive Officer.

The Chairman is responsible for ensuring that the Directors receive accurate, timely and clear information, for facilitating the effective contribution of the Non Executive Directors and ensuring a constructive relationship between all Directors. He is also responsible for the running of the Company's business and for the effective leadership of the management team.

The Chairman routinely holds discussions with Non Executive Directors without the Executive Directors being present. The independent Non Executive Directors meet without the Chairman present at least annually to appraise the performance of the Chairman.

The Chairman and Director of External Communications ensure there is communication with shareholders and participate in regular and ongoing visits to major shareholders.

Board balance and independence
The Board believes that it has sufficient members to contain a balance of experience and skills, but is not so large as to be unwieldy. The Board includes a balance of Executive and Non Executive Directors such that no individual, or group of individuals, can dominate the Board's decision making. No one individual has unfettered powers of decision.

The Board keeps the membership of committees under review to ensure gradual refreshing of skills and experience. The Board is satisfied that all Directors have sufficient time to devote to their roles and that it is not placing undue reliance on key individuals.

Under the Combined Code, two of the four Non Executive Directors would not be viewed as independent. Mr Philip Leatham would not be considered independent as he is a past employee of the Company and has links with Peter Hambro through their involvement in other companies. Mr Jay Hambro would not be considered independent as he is a past employee of the Company, is a director of Aricom Plc, of which Peter Hambro is also a Director, and has a family connection with Peter Hambro. However, the Board believes that independence is not a state of mind that can be measured objectively and, given the character, judgement and decision making process of the individuals involved, the Board believes that these Directors can be considered independent.

The Board will hold under review the future appointment of additional independent Non Executive Directors.

The Board reviews the independence of the Directors annually and any new appointments will be made after consideration of the independence of Directors.

Sir Rudolph Agnew has been appointed as the Senior Independent Director and is deemed independent under the Combined Code. He is available to shareholders if they have concerns which contact through the normal channels has failed to resolve, or for which such contact would be inappropriate.

Appointments to the Board
The Board follows an induction procedure for the appointment of Directors, included in which is the offer to major shareholders to meet the Director concerned.

The Company does not currently have a separate Nomination Committee but instead has a combined Remuneration and Nomination Committee (formerly called the Remuneration Committee), which reviews the procedure for the appointment of new Directors and evaluates the balance of skills, knowledge and experience on the Board. Appointments are made on merit and against objective criteria. In the case of candidates for Non Executive Directorships, care is taken to ascertain whether they have sufficient time available to meet their Board and, where relevant, committee responsibilities. As part of this process, candidates disclose all other time commitments and, on appointment, undertake to inform the Board of any changes. The terms and conditions of appointment of all Directors are available for public inspection. No Director has a notice period of more than one year.

The Chairman's other significant commitments are disclosed on page 30 and changes to these commitments will be reported to the Board.

There were no changes to these commitments during the period under review.

Board Committees
The Board has established three committees and provides sufficient resources to enable them to undertake their duties. Membership of these committees as at the date of this report is shown below.

	Audit	Remuneration and Nomination	Sustainability
Non Executive Directors:			
Sir Rudolph Agnew	Member	Chairman	Member
Peter Hill-Wood	Chairman	Member	Member
Philip Leatham	Member	Member	Chairman
Executive Director:			
Alfiya Samokhvalova	–	–	Member

Terms of reference of these committees are available on written request, addressed to the Company Secretary.

Information and professional development

The Board is supplied with regular and timely information in a form and of a quality that enables it to discharge its duties. All Directors are encouraged to make further enquiries as they feel appropriate of the Executive Directors or management. The Chairman ensures that all Directors continually update their skills and knowledge, and develop the familiarity with the Company's operations needed to fulfil their role. The Company provides the necessary resources for developing and updating all Directors' knowledge and capabilities, both on appointment and subsequently as necessary. In addition, Board committees are provided with sufficient resources, plus the power to co-opt such additional support as they may require from time to time, to undertake their duties.

All Directors have access to the services of a professionally qualified and experienced Company Secretary, who is responsible for information flows to the Board, facilitating induction and assisting with professional development as required, ensuring compliance with Board procedure and applicable laws and regulation and advising the Board on corporate governance matters. The appointment or removal of the Company Secretary is a Board decision.

Performance evaluation
The Board follows a formal evaluation process for Executive and Non Executive Directors. The Remuneration and Nomination Committee is responsible for the performance review of Directors and the independent Non Executive Directors are responsible for the performance evaluation of the Chairman.

The Board intends to introduce a formal performance evaluation procedure for the Board as a whole and the committees during 2007.

Re-election of Directors

The Board formally reviews succession plans for all key management roles, including Executive Directorships, on an ongoing basis.

All Directors are required by the Company's Articles of Association to submit themselves to shareholders for re-election at the first Annual General Meeting after their appointment and thereafter by rotation at least once every three years. In addition, the appointment of each Director is reviewed by other members of the Board prior to that Director seeking re-election at a forthcoming Annual General Meeting. Biographical details of all Directors are included on page 30.

Remuneration

While the Board is ultimately responsible for Directors' remuneration, the Remuneration and Nomination Committee, consisting solely of Non Executive Directors, is responsible for reviewing the performance and determining the remuneration and conditions of employment of Executive Directors and senior executives. The scale and structure of remuneration is based on the Directors' service agreements, paying due regard to the interest of shareholders and the performance of the Group. The remuneration policy is designed to attract, motivate and retain Directors with the necessary skills and experience to manage the Group's operations. Directors abstain from decisions determining their own remuneration.

The Company's policy is that no compensation is payable when a Director's appointment is terminated.

Accountability and Audit

The Board pays careful attention to ensuring that all documents released by the Group and the Company, including the Annual Report and Accounts, present a fair and accurate assessment of the Group and the Company's position and prospects.

The Board is responsible for the Group and the Company's system of internal controls and conducts an annual review of its effectiveness.

The Company has established an Audit Committee, which is a formally constituted committee of the Board with defined terms of reference. The Committee meets at least twice a year and among its specific responsibilities are a review of the Company's annual and half yearly results, the review of the internal controls of the Group and ensuring that the financial performance of the Group is properly reported on and monitored.

The Audit Committee routinely receives reports relating to the internal and external audit process and discusses matters relating to the accounts and internal control. The Company's Internal Auditor (appointed in April 2007) reports directly to the Committee and this supplements all the other management reporting, discussion of risk and reports provided to the Audit Committee and the Board by management and by the external auditors on an ongoing basis. Action will be taken where necessary to remedy any significant failings and weaknesses identified in the review of effectiveness of the internal control system. The Audit Committee is responsible for making recommendations to the Board relating to the appointment, re-appointment and removal of the Auditors, and for the review of the policy for the provision of non audit services, taking into account the objectivity and independence of the Auditors.

Relations with shareholders

The Combined Code encourages a dialogue with institutional shareholders based on the mutual understanding of objectives. The Directors have regular and ongoing communication with shareholders throughout the year, by participating in investor roadshows, visits to shareholders and scheduled half yearly updates. Feedback from these visits is reported to the Board. The Directors also have regular contact with analysts and brokers, which aids their understanding of the views of major shareholders. In addition, the Chairman routinely offers shareholders the opportunity of meetings with either himself, the Director of External Communications or the Senior Independent Director to discuss governance, strategy or any other matters shareholders wish to raise. The Executive Director of External Communications is responsible for ensuring the maximum possible level of transparency between the Group, its shareholders and analysts.

The Company maintains a website at www.peterhambro.com which is regularly updated and contains a wide range of information about the Group.

The Combined Code encourages boards to use the Annual General Meeting to communicate with investors and to encourage their participation. The Board welcomes as many shareholders as possible to attend the Annual General Meeting and shareholders are given the opportunity at the Annual General Meeting to discuss any issues of interest or concern, including performance, governance or strategy, with the Directors.

At general meetings, the Chairman will announce the level of proxies lodged on each resolution, the balance for and against and abstentions, after it has been dealt with on a show of hands. A separate resolution will be proposed at the Annual General Meeting in respect of each substantially separate issue. The Chairman of the Audit Committee and of the Remuneration and Nomination Committee will deal with matters relating to those committees.

This report was approved by the Board of Directors on 14 May 2007.

Signed on behalf of the Board

Heather Williams FCIS
Company Secretary

RISKS RELATING TO THE GROUP'S BUSINESS

The Group depends on the Pokrovskiy mine for a substantial portion of its revenues and cash flow and therefore the Group's business will be harmed if Pokrovskiy Rudnik's revenues are adversely affected. The profitability of, and the cash flows generated by, the Group's operations are affected by changes in the market price for gold, which in the past has fluctuated widely.

If the Group's current gold sales arrangements (primarily to Russian banks) were terminated, the Group's financial performance could suffer. There is no guarantee that the Group would be able to make new arrangements for sales of gold at similar or comparable terms should the current arrangements terminate.

The Group's revenues could also be materially affected should the Russian Government or the Central Bank of Russia ("CBR") re-impose price regulation or export restrictions for precious metals.

The Group's future production growth is dependent, inter alia, upon its success in finding, acquiring and developing additional reserves. If it is unsuccessful in this, the Group's total reserves and production will decline, which would adversely affect the results of operations and the financial condition of the Group.

The Group's business requires significant capital expenditure, including in relation to exploration and development, production, transport, refining and meeting obligations under environmental laws and regulations. The Group expects to finance a substantial part of these capital expenditures out of cash flows from the Group's operating activities and through additional financing. No assurance can be given that the Group will be able to raise any additional financing required for the Group's planned capital expenditure.

The Group's mining operations may yield less gold under actual production conditions than indicated by the Group's gold reserve figures, which are estimates based on a number of assumptions as to mining and recovery factors, production costs and the price of gold.

The Group's growth and future success depends in significant part upon the continued contributions of a number of the Group's key senior management and personnel, in particular the Group's Chairman and member of the Board of Directors, Peter Hambro and the Chairman of Pokrovskiy Rudnik and Chief Operating Officer, Pavel Maslovskiy. There is no certainty that the services of these key persons will continue to be available to the Group and, if the Group is not successful in retaining or attracting highly qualified individuals in key management positions its business may be harmed. The Group does not maintain "key person" insurance, and, due to the risks associated with doing business in Russia, no assurances can be made that the Group will be able to acquire such cover at acceptable rates or at all.

The Group's insurance coverage may prove inadequate to satisfy future claims against the Group or to protect the Group against natural disasters or operational catastrophes. The Group's insurance policies contain exclusions and limitations on coverage. In addition, the Group's insurance policies may not continue to be available at economically acceptable premiums.

The Group has outstanding convertible bonds. A breach of the provisions thereof and/or other events of default thereunder could result inter alia in an early repayment obligation in respect of such bonds, which could have an adverse effect on the Group.

MAJOR SHAREHOLDERS

As described on page 38, Peter Hambro and his associates and Pavel Maslovskiy and his associates respectively hold 6.46%. and 22.85%. of the issued share capital of the Company. These holdings could have a material effect on the outcome of the voting on Shareholder resolutions.

RISKS RELATING TO THE GROUP'S INDUSTRY

The Group faces competition from other gold companies in all areas of its operations, including the acquisition of licences, exploration prospects and producing properties. Some of these companies have significantly greater resources than the Group. Existing or future competition in the mining industry could materially and adversely affect the Group's prospects for mineral exploration and success in the future.

If the Group discovers a viable deposit, it usually takes several years from the initial phases of exploration until production is possible. During this time, the economic feasibility of production may change.

The Group will use the evaluation work of professional geologists, geophysicists, and engineers for estimates in determining whether to commence or continue mining. These estimates generally rely on scientific and economic assumptions, which in some instances may not be correct, and could result in the expenditure of substantial amounts of money on a deposit before it can be determined whether or not the deposit contains economically recoverable mineralisation.

The Group faces foreign exchange risks that could adversely affect its results of operations. Any changes in the relative exchange rates between Dollars, Roubles and Sterling could affect the Group's results.

RUSSIA-RELATED RISKS

The Group's mining facilities and operations are subject to significant government laws and regulations, concerning mine safety, subsoil and land use and environmental protection. The Group incurs substantial capital and operating costs to comply with increasingly complex laws and regulations covering its operations.

The Group's licences may be challenged by the regulators, which could prevent or severely curtail the Group's use of the mineral reserves.

The costs associated with compliance with government regulations may ultimately be material and adversely affect the Group's business.

The Group's exploration, development and production licences may be suspended or revoked prior to their expiration, or not extended. The Group's principal production licence, at the Pokrovskiy Rudnik mine, is due to expire in 2014. No assurances can be given that Pokrovskiy Rudnik will be in a position to achieve the renewal.

The Russian tax system imposes substantial burdens on the Group. The Group is subject to a broad range of taxes imposed at federal, regional and local levels. Laws related to these taxes have been in force for a relatively short period relative to tax laws in more developed market economies and few precedents with regard to the interpretation of these laws have been established. Therefore, the implementation of these tax laws is often unclear or inconsistent.

No assurances can be made that any new tax laws introduced by the Government will not result in the Group having to pay significantly higher taxes, which could have a material adverse effect on the Group's business.

SOCIAL RISKS AND BUSINESS ENVIRONMENT

The Group's assets are located in Russia, a country which is still moving from a command to market-driven economy. While this process of change is establishing a more western-style business environment in Russia, there are still substantial differences between it and the West. Some of these differences and the ongoing process could adversely affect the Group and its operations.

Some of Russia's physical infrastructure is in poor condition, which could disrupt normal business activity.

Weaknesses in the Russian legal system, Russian legislation and the credit worthiness of Russian banks could create an uncertain environment for investment and for business activity. Russia is still developing the legal framework required by a fully developed market economy.

The Russian companies in the Group are required by Russian law and their constituent documents to obtain the approval of disinterested Directors or shareholders for certain transactions with interested parties or affiliated companies. Under Russian law, the definition of an "interested party" is widely drawn and rules for transactions with interested parties can extend to intra-Group transactions, with Group shareholders potentially being disenfranchised from voting. This could on occasion result in minority shareholders being able to preclude Group companies from carrying on activities which they would otherwise wish to undertake. Failure to obtain approvals could cause the Group's business to suffer.

DIRECTORS' REMUNERATION REPORT

1 INTRODUCTION

This report sets out the Company's remuneration policy for Directors. It provides details of the Remuneration and Nomination Committee and its duties relating to remuneration, a description of the remuneration policy of the Company and the remuneration of all Executive Directors and Non Executive Directors for the year ended 31 December 2006.

2 REMUNERATION & NOMINATION COMMITTEE

Membership
The following Non Executive Directors were members of the Remuneration and Nomination Committee (the "Committee") during 2006:

Sir Rudolph Agnew – Chairman
Peter Hill-Wood
Philip Leatham

The Committee met twice during 2006 and members' attendance is set out on page 40.

Role of the Committee
The Remuneration and Nomination Committee is responsible for considering and making recommendations to the Board on the Company's general policy on executive and senior management remuneration and also for making specific recommendations for the remuneration packages and benefits for executive and senior management.

The Committee's responsibilities are set out in its terms of reference, which are available on written request from the Company Secretary.

Advisers to the Committee
The Board appointed M C Lutyens Consulting Services during the year to conduct an independent review of the current remuneration structure, of the terms of reference and to assist with the development of a formal remuneration, bonus and benefits policy and process.

M C Lutyens Consulting Services does not provide any other services to the Group.

The Committee also draws on information from a range of sources including independent salary reviews and surveys.

The Chairman of the Company participated in one meeting of the Committee during 2006, at the invitation of the Chairman of the Committee, but was not present when issues relating to his own remuneration were discussed. No Directors are involved in deciding their own remuneration.

Review of effectiveness
As part of the review of effectiveness, the Committee's terms of reference were reviewed and updated during 2006 to ensure that they remain relevant and appropriate.

The effectiveness of the Committee is subject to ongoing review by the Committee itself and by the Board as a whole.

Corporate Governance
The Committee reviewed its terms of reference in 2006 and concluded that, in the course of its business, it had covered the main duties set out in the Combined Code on Corporate Governance, published by the Financial Reporting Council in July 2003. However, the Committee is not constituted in accordance with the requirements of the Combined Code since one of its members, Mr Philip Leatham, is not deemed independent under the Combined Code, as further explained in the Corporate Governance report on pages 40 to 42.

3 REMUNERATION POLICY

3.1 EXECUTIVE DIRECTORS' REMUNERATION

Board Policy
The Committee recognises that to achieve its business objectives, the Group and its performance depends on the quality of its employees and the Group's remuneration policy is therefore designed to provide competitive remuneration packages to attract, motivate and retain high-calibre executives. The Committee keeps the remuneration policy under constant review to ensure its ongoing appropriateness and to take account of changing market, industry and economic circumstances, as well as developing Group requirements.

Each Executive Director's total remuneration package consists of basic salary, annual bonus and other benefits.

Details of the Executive Directors' remuneration package are set out below in the table on page 48.

Remuneration Components

Basic Salary
Basic salary of the Chairman and the Executive Directors is targeted relative to industry average levels for comparable roles in similar companies in terms of market sector, location, business complexity and size. Market data and remuneration surveys are used to benchmark salary levels. Basic salary levels are set by reference to the individual's performance, experience and any other relevant factors and are reviewed each year. The review takes into account market trends, Company performance, any changes in the responsibilities of the individual, the performance of the individual in their role, any changes required to meet the principles of the remuneration policy and the Company's market competitiveness.

Bonus
The amount of the bonus paid to an individual is determined by reference to achievement against annual performance targets which include measures of corporate performance. The approach is designed to ensure that the annual bonus reflects the financial results of the Company and also the performance of individuals.

Details of the amounts of the bonuses paid to Directors are set out below in the table on page 48.

Pensions
All employees are invited to participate in the Company's defined contribution pension scheme whereby the Company contributes between 5% and 10% of salary to every 3% contributed by the individual.

Details of individual pension arrangements are set out below in the table on page 48.

Other Benefits
Other benefits include medical insurance, professional fees, death in service benefits, ill health benefits, and expenses where applicable.

Share Option Schemes/Incentive Plans
The Company does not operate any share option schemes or incentive plans, but this is presently under consideration for Executive Directors and senior management in the UK and Russia.

External appointments
Executive Directors are not permitted to hold external Directorships or offices of other fully listed or AIM listed companies without the prior approval of the Board. If such an approval is granted, they may each retain the fees payable from such appointments.

The Board believes that the appointment of any Director as a Non Executive Director of another company can broaden their experience and knowledge, to the benefit of the Group. In the case of companies where any conflict of interest may occur, the Director concerned is required to declare such interest to the Board and to abstain from participating in any discussions or voting on such matters.

During the year ended 31 December 2006, the following external directorships of fully listed or AIM listed companies were held by the Executive Directors of the Company:

Executive Directors	External appointments to listed companies
Peter Hambro	Aricom Plc[1]
Andrey Maruta	None
Alexei Maslovskiy	None
Pavel Maslovskiy	Aricom Plc[1]
Alfiya Samokhvalova	None

[1] Aricom Plc is considered connected to Peter Hambro and Pavel Maslovskiy as a result of their shareholdings and Directorships in that company.

Chairman
The Chairman's fees are reviewed annually by the Remuneration and Nomination Committee, in accordance with the Board policy on Executive Directors' remuneration.

3.2 NON EXECUTIVE DIRECTORS' REMUNERATION

Board Policy
The aggregate sum available to remunerate Non Executive Directors is currently £500,000 per annum.

The Board is conscious that, just as the Group must set remuneration levels to attract and retain high calibre executives, it must also ensure that remuneration rates for Non Executive Directors are set at a level that will attract the calibre of Director necessary to contribute to an effective and high performing Board.

Non Executive Directors are not eligible to participate in the Group's pension arrangements or to receive other benefits.

Non Executive Directors' remuneration is approved by the Board as a whole on the recommendation of the Chairman. Non Executive Directors do not participate in discussions relating to their own fees. Fees are set to reflect the responsibilities and time spent by the Directors on the affairs of the Company.

The Board reviews Non Executive Directors' fees annually to ensure they remain market-competitive.

Fees
Details of the fees paid to Non Executive Directors are set out below in the table on page 48.

No additional fees are payable in respect of the chairmanship or membership of the committees of the Board although this arrangement remains subject to review and will depend on the amount of committee business and frequency of meetings.

Sums paid to third parties
No consideration was paid to or became receivable by third parties for making available the services of any person as a Director of the Company during the year to 31 December 2006 (2005: nil).

4 TERMS OF APPOINTMENT

At each Annual General Meeting, one third of Directors are required to retire and stand for re-election and, in addition, all those Directors who have been in office for three years or more since their election or last re-election shall retire from office and, being eligible, will stand for re-election. Details of those Directors retiring by rotation this year are contained in the notice of Annual General Meeting as enclosed separately with this Annual Report and Accounts.

Executive Directors

Each of the Executive Directors has a service contract with the Company. It is the Group's policy that Executive Directors' service contracts have no fixed term but are capable of termination giving a maximum of 12 months' notice.

There are no provisions in any of the Executive Directors' appointment arrangements for compensation payable on early termination of their Directorship.

Non Executive Directors

Non Executive Directors have formal letters of appointment setting out their duties and responsibilities. These letters are available for inspection at the Company's registered office and at the Annual General Meeting.

There are no provisions in any of the Non Executive Directors' appointment arrangements for compensation payable on early termination of their Directorship.

Notice Periods

Notice periods for Directors are as follows:	Date of Contract[1]	Notice periods
Executive Directors		
Peter Hambro	23 April 2002	12 months
Andrey Maruta	13 January 2005	12 months
Alexei Maslovskiy	22 April 2004	12 months
Pavel Maslovskiy	23 April 2002	12 months
Alfiya Samokhvalova	15 June 2006	3 months
Non Executive Directors		
Sir Rudolph Agnew	23 April 2002	12 months
G. Jay Hambro	2 October 2006	3 months
Peter Hill-Wood	1 May 2003	12 months
Philip Leatham	20 June 2005	12 months

[1] Available for inspection at the Company's registered office and at the Annual General Meeting.

There were no termination payments made in 2006 (2005: nil).

5 TABLE OF EMOLUMENTS

Aggregate Directors' remuneration

The total amounts for Directors' remuneration were as follows:

	2006 £'000	2006[1] US$'000	2005 £'000	2005[1] US$'000
Emoluments	1,284	2,396	1,246	2,117
Contributions to personal pensions	18	34	32	55
Bonus payments	1,951	3,641	630	1,071
Total	**3,253**	**6,071**	**1,908**	**3,243**

[1] Rates of exchange used: 2006 £0.54: US$1; 2005 £0.59: US$1

5 TABLE OF EMOLUMENTS CONTINUED

The following table sets out an analysis of the Chairman and Directors' remuneration in relation to the Group for the year ended 31 December 2006.

	Basic salary/ fees £'000	Bonus £'000	Other benefits £'000	Pension £'000	Total 2006 £'000	Total 2006[1] US$'000
Executive Directors						
Peter Hambro [2]	273	550	-	-	823	1,536
Andrey Maruta [2]	135	115	-	10	260	486
Alexei Maslovskiy [2]	182	235	-	-	417	778
Pavel Maslovskiy [2]	292	550	-	-	842	1,571
Alfiya Samokhvalova	100	110	-	-	210	393
Non Executive Directors						
Sir Rudolph Agnew	58	26	-	-	84	157
G. Jay Hambro [2,3]	128	244	-	8	380	708
Peter Hill-Wood	58	26	-	-	84	157
Philip Leatham	58	95	-	-	153	285
Total	**1,284**	**1,951**	**-**	**18**	**3,253**	**6,071**

[1] Rate of exchange used: 2006 £0.54: US$1

[2] Includes fees paid in relation to directorships of Group companies. Payments made to G. Jay Hambro were in relation to his executive role for the period ended 14 July 2006

[3] A bonus of £96,000 was paid in relation to G. Jay Hambro's executive role for the period ended 14 July 2006.

The bonuses above comprise bonuses approved by the Remuneration and Nomination Committee in February and December 2006 which represented constructive obligations in respect of the year ended 31 December 2006.

With effect from 1 January 2007, the Chairman and Directors' salaries and fees in relation to the Company only will be as follows:

	Basic salary/fees £'000
Executive Directors	
Peter Hambro	275
Andrey Maruta	145
Alexei Maslovskiy	120
Pavel Maslovskiy	275
Alfiya Samokhvalova	140
Non Executive Directors	
Sir Rudolph Agnew	61
G. Jay Hambro	61
Peter Hill-Wood	61
Philip Leatham	61
Total	**1,199**

6 DIRECTORS' SHARE INTERESTS

The interests of Directors who held office during the period 1 January 2006 to 31 December 2006 in the Ordinary shares of the Company are set out in the Directors' Report on page 37.

7 GROUP PERFORMANCE COMPARATOR GRAPH

This report includes a graph illustrating Group performance relative to the FTSE 350 Mining Index, as seen below. The Board considers the FTSE350 Mining Index to be the most appropriate index for comparison because the Company operates within the mining sector.



1800
1600
1400
1200
1000
800
600
400
200
0
2002
2003
2004
2005
2006
Peter Hambro Mining
FTSE 350 Mining £ – Price Index

The Company's shares were admitted to trading on AIM on 26 April 2002.

This report was approved by the Board of Directors on 14 May 2007.

Sir Rudolph Agnew
Chairman of the Remuneration and Nomination Committee

STATEMENT OF THE DIRECTORS' RESPONSIBILITIES

United Kingdom Company law requires the Directors to prepare financial statements for each financial period which give a true and fair view of the state of affairs of the Company and the Group and of the profit or loss of the Company and the Group for that period. In preparing those financial statements, the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
- prepare the financial statements on a going concern basis unless it is inappropriate to presume that the Group and the Company will continue in business.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and to enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for the system of internal control, for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Peter C P Hambro
Director
14 May 2007

Pavel A Maslovskiy
Director
14 May 2007

REPORT OF THE INDEPENDENT AUDITORS TO THE SHAREHOLDERS OF PETER HAMBRO MINING PLC

We have audited the financial statements of Peter Hambro Mining Plc for the year ended 31 December 2006 which are set out on pages 52 to 84. These financial statements have been prepared under the accounting policies set out on pages 58 to 60.

This report is made solely to the Company's members, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Directors' responsibilities for preparing the Annual Report and the financial statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice) are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you whether in our opinion the information given in the Directors' Report is consistent with the financial statements. The information given in the Directors' Report includes that specific information referred to on page 37 that is cross referenced from the Business Review section of the Directors' Report.

In addition we report to you if, in our opinion, the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and other transactions is not disclosed.

We read other information contained in the Annual Report and Accounts and consider whether it is consistent with the audited financial statements. This other information contained in the Annual Report and Accounts is set out on the inside front cover. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

BASIS OF AUDIT OPINION

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

OPINION

In our opinion:

- the financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the Group's and the parent Company's affairs as at 31 December 2006 and of the Group's profit for the year then ended;
- the financial statements have been properly prepared in accordance with the Companies Act 1985; and
- the information given in the Directors' Report and matters referred to in the Business Review Section is consistent with the financial statements.

St. Paul's House,
Warwick Lane, London
EC4M 7BP
14 May 2007

Moore Stephens LLP
Registered Auditor
Chartered Accountants

CONSOLIDATED PROFIT AND LOSS ACCOUNT

	Notes	2006 $'000	2005 $'000
Turnover: Group and share of joint ventures	3	**177,034**	**114,579**
Less: share of joint ventures' turnover		(19,227)	(23,330)
Group turnover		**157,807**	**91,249**
Net operating expenses	4	(108,558)	(73,759)
Operating profit	5	**49,249**	**17,490**
Profit on disposal of interest in business	18	–	3,822
Loss on disposal of interest in joint venture		–	(413)
Share of operating profit in joint ventures		1,591	2,324
Amortisation of goodwill in joint ventures		(1,111)	(1,046)
Profit on ordinary activities before interest and other income		**49,729**	**22,177**
Interest payable and similar charges	7	(12,333)	(5,953)
Interest receivable and similar income	8	7,696	3,807
Profit on ordinary activities before taxation			
– Group		44,938	19,194
– Joint ventures		154	837
		45,092	**20,031**
Taxation on profit on ordinary activities	9	(13,735)	(6,032)
Profit on ordinary activities after taxation			
– Group		31,699	13,985
– Joint ventures		(342)	14
		31,357	13,999
Minority interests			
– Group	27	(419)	(527)
– Joint ventures		(382)	(217)
Profit retained for the year	25	**30,556**	**13,255**
Earnings per Ordinary share	34	$0.38	$0.17
Diluted earnings per Ordinary share	34	$0.38	$0.17

The Group's turnover for the year has been generated by the Company's subsidiaries Pokrovskiy Rudnik, NPGF Regis, Koboldo, Kapstroi, YGK, Amur Dore, PHM Engineering and Irgiredmet (2005 – Pokrovskiy Rudnik, NPGF Regis, Koboldo, Kapstroi and YGK).

The business of the Group is conducted within one geographic location and within four business segments: gold mining, construction and other services, exploration and evaluation, and corporate. Segmental analysis is presented in Note 2. All operations comprise continuing activities.

There are no recognised gains or losses other than those included in the profit and loss account.

The accompanying notes are an integral part of this profit and loss account.

CONSOLIDATED BALANCE SHEET

	Notes	2006 $'000	2005 $'000
Fixed assets			
Intangible assets			
– Goodwill	10	5,439	(176)
– Other intangible assets	11	115,845	102,231
– Capitalised exploration and development expenditure	12	67,375	30,555
Tangible assets			
– Property, plant and equipment	13	137,197	74,959
Investments	15	1,022	448
Investments in joint ventures:	16		
– Goodwill		665	1,467
– Share of gross assets		21,611	17,313
– Share of gross liabilities		(12,398)	(8,171)
		336,756	**218,626**
Current assets			
Stock and work in progress	14	34,122	23,521
Debtors	18, 37	47,323	31,273
Securities held for trading	19, 36	13,937	–
Cash at bank and in hand	37	62,466	144,534
		157,848	**199,328**
Creditors, amounts falling due within one year	20,37	(38,829)	(18,909)
Net current assets		**119,019**	**180,419**
Total assets less current liabilities		**455,775**	**399,045**
Creditors, amounts falling due after one year			
Long-term borrowings	22,37	–	(2,250)
Guaranteed convertible bonds	23	(134,740)	(133,920)
		(134,740)	**(136,170)**
Provisions	21	(4,746)	(18,426)
Net assets		316,289	244,449

CONSOLIDATED BALANCE SHEET CONTINUED

	Notes	2006 $'000	2005 $'000
Capital and reserves			
Share capital – Ordinary shares	24, 26	1,311	1,273
Share premium	26	35,082	–
Other distributable reserve	26	176,722	176,722
Merger reserve	26	8,755	8,755
Contingent reserve on acquisition	26	–	3,152
Equity reserve on bonds	23, 26	1,583	1,583
Profit and loss account	26	78,996	48,440
Shareholders' funds	25	**302,449**	**239,925**
Minority interests	27	13,840	4,524
		316,289	**244,449**

The accompanying notes are an integral part of this balance sheet.

These financial statements were approved by the Board of Directors on 14 May 2007.

On behalf of the Board

Peter C P Hambro
Director

Pavel A Maslovskiy
Director

COMPANY ONLY BALANCE SHEET

(EXPRESSED IN US$ 000)

	Notes	2006 $'000	2005 $'000
Fixed assets			
Tangible assets			
– Property, plant and equipment	13	115	158
Investments	15	119,000	104,852
Loans	17	201,362	115,372
		320,477	**220,382**
Current assets			
Debtors	18	9,408	10,622
Cash at bank and in hand		37,947	113,374
		47,355	**123,996**
Creditors, amounts falling due within one year	20	(10,142)	(6,700)
Net current assets		**37,213**	**117,296**
Creditors, amounts falling due after one year			
Long-term borrowings	22	(141,126)	(141,800)
		(141,126)	**(141,800)**
Provisions	21	–	(15,000)
Net assets		**216,564**	**180,878**
Capital and reserves			
Share capital	24,26	1,311	1,273
Share premium	26	35,082	–
Other distributable reserve	26	176,722	176,722
Contingent reserve on acquisition	26	–	3,152
Profit and loss account	26	3,449	(269)
Shareholders' funds	25	**216,564**	**180,878**

The accompanying notes are an integral part of this balance sheet.

These financial statements were approved by the Board of Directors on 14 May 2007.

On behalf of the Board

Peter C P Hambro
Director

Pavel A Maslovskiy
Director

CONSOLIDATED STATEMENT OF CASH FLOW

	Notes	2006 $'000	2005 $'000
Net cash inflow from operating activities	29, 30	47,607	16,055
Returns on investments and servicing of finance			
Interest received		7,209	1,971
Interest paid		(10,922)	(1,292)
Interest element of finance leases		(13)	(81)
Dividends paid to minority shareholders		–	(4,901)
Net cash outflow from returns on investments and servicing of finance		(3,726)	(4,303)
Taxation paid		(9,416)	(3,401)
Capital expenditure and financial investment			
Purchase of tangible assets		(31,155)	(20,919)
Expenditure on research/development and mineral properties		(37,392)	(19,610)
Reimbursement of research/development and mineral properties		645	-
Other investments		3,463	(422)
Proceeds on disposal of tangible assets		761	86
Loan granted		(3,774)	(4,011)
Loan repayments		697	18,055
Net cash outflow on capital expenditure and financial investment		(66,755)	(26,821)
Acquisitions and disposals			
Purchase of subsidiary undertakings	33	(41,690)	(11,652)
Cash acquired with subsidiaries	33	3,077	814
Payments to RBS holders	21	(15,000)	-
Net cash outflow on acquisitions and disposals		(53,613)	(10,838)
Cash outflow before use of liquid resources and financing		(85,903)	(29,308)
Management of liquid resources			
Purchase of securities held for trading		(21,871)	-
Proceeds from sale of securities held for trading		8,026	-
Net cash outflow from use of liquid resources		(13,845)	-
Financing			
Capital element of finance leases		(243)	(652)
Receipts from borrowings		25,803	162,673
Repayments of amounts borrowed		(28,348)	(35,034)
Net receipts from issuing shares		17,822	21,337
Net cash inflow from financing activities		15,034	148,324
Cash flows for the year	31	(84,714)	119,016
Effect of exchange rates on cash at bank and in hand	31	2,646	(336)
(Decrease)/Increase in cash at bank and in hand		(82,068)	118,680

MAJOR NON-CASH TRANSACTIONS

During 2006 amounts of US$2,813,000 (2005 – US$930,000) of Russian VAT receivable were set off against corporation tax.

The accompanying notes are an integral part of this cash flow statement.

RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT (NOTE 31)

	Notes	2006 $'000	2005 $'000
Cash flows for the year		(84,714)	119,016
Cash outflow/(inflow) from decrease/(increase) in debt and lease financing		2,788	(126,986)
Change in net debt resulting from cash flow		(81,926)	(7,970)
Bonds issue cost amortisation		(1,035)	(379)
Effect of exchange rates on cash at bank and in hand		2,646	(336)
Exchange difference		–	139
Movement in net debt in the year		(80,315)	(8,546)
Net cash at 1 January	32	4,725	13,271
Net (debt)/cash at 31 December	32	(75,590)	4,725

1. PRINCIPAL ACCOUNTING POLICIES

a) Basis of preparation
The financial statements have been prepared in accordance with applicable UK Accounting Standards.

b) Basis of consolidation
The financial statements consist of Peter Hambro Mining Plc (the "Company") and its respective subsidiary undertakings (the "Group"). On the acquisition of a business, including an interest in a subsidiary undertaking, fair values are attributed to the Group's share of net separable assets. Where the cost of acquisition exceeds the fair values attributable to such net assets the difference is treated as purchased goodwill and capitalised in the balance sheet in the year of acquisition.

c) Comparative figures
Certain comparative figures have been restated to be consistent with the current year's presentation.

d) Currency of financial statements
The financial statements have been presented in US Dollars as the Dollar is considered to be the Group's functional currency.

For the purpose of these financial statements other currencies have been translated into US Dollars on the following basis:

- share capital, fixed assets and depreciation at the rate ruling on the date of the relevant transaction;
- liabilities and current assets at the rate ruling at the end of the accounting year; and
- profit and loss account items, other than depreciation, at the average rate for the year or at the rate ruling at the date of the transaction for significant items.

The accounting records of the Company's Russian subsidiary and joint venture undertakings are maintained in Russian Roubles. All transactions are translated into US Dollars at the average annual exchange rate and monetary assets and liabilities are retranslated into US Dollars at the current rate at each balance sheet date. All differences are taken to the profit and loss account and not to reserves as the amounts are not considered material.

The rates of exchange used to translate year end balances from other currencies into US Dollars were as follows (currency per US Dollar):

	2006	2005
Sterling	**0.51**	0.58
Russian Rouble	**26.33**	28.78

Exchange differences arising on the application of the above policy to individual transactions and accounts have been dealt with through the profit and loss account. The representation of figures in US Dollars should not be construed as meaning that underlying amounts can or will be settled in US Dollars.

e) Segment reporting
A business segment is a group of assets and operations engaged in performing mining or other services that are subject to risks and returns that are different from those of other business segments. A geographic segment is engaged in providing products or services within a particular economic environment that is subject to risks and returns that are different from those of segments operating in other economic environments. Management have determined that the Group operates primarily in four business segments: gold mining, construction and other services, exploration and evaluation, and corporate.

f) Goodwill
Goodwill represents the excess of the fair value of consideration given for the purchase of a subsidiary over the fair value of net assets acquired. Amortisation is provided through the profit and loss account on a straight-line basis over 20 years.

Negative goodwill is accounted for when the fair value of net assets acquired on the purchase of a business exceeds the purchase price. Negative goodwill is initially recorded as a negative asset, after production commences it is then recognised through the profit and loss account on a straight-line basis over the estimated economic life of the mine.

g) Intangible assets and amortisation
Intangible assets are recorded at cost less amortisation and provision for diminution in value. Licences for the exploitation of natural resources are amortised on a straight-line basis over the period up to 20 years.

h) Exploration and development expenditure
Exploration and development expenditure is recorded at cost less amortisation and provision for diminution in value. When production commences, amortisation is then recognised through the profit and loss account on a straight-line basis over the estimated economical life of the mine. Capitalised exploration and development expenditure is reviewed for impairment at each balance sheet date.

1. PRINCIPAL ACCOUNTING POLICIES CONTINUED

i) Tangible fixed assets and depreciation
Tangible fixed assets are recorded at cost, net of accumulated depreciation. Depreciation is provided on all tangible fixed assets at rates calculated to write off the cost or valuation of each asset on a straight-line basis over its expected useful life as follows:

	Average life
Buildings	15–20
Plant and machinery	3–20
Vehicles	7
Office equipment	5–10
Computer equipment	3

Until they are brought into use fixed assets are included within assets under construction and equipment to be installed.

The cost of maintenance, repairs and replacement of minor items of tangible fixed assets are charged to current expenditure. Renewals and betterments are capitalised. Upon sale or retirement of tangible fixed assets, the cost and related accumulated depreciation are eliminated from the accounts. Any resulting gains or losses are included in the profit and loss account.

The cost of tangible fixed assets includes directly attributable finance costs on expenditure incurred during construction. Capitalised finance costs are calculated on a day-to-day basis.

j) Investments
Investments are stated at cost less provision for impairment.

k) Securities held for trading
Securities held for trading are those that the Group principally holds for the purpose of cash management.

Securities held for trading are recognised on the day they are transferred to or originated by the Group and measured at lower cost and net realisable value. These are included as liquid resources in the statement of cashflow.

l) Stock and work in progress
Purchased stores and spares are stated at the lower of cost and net realisable value on a unit cost basis. Gold ready for sale is valued at the lower of cost and net realisable value. Costs are attributed to gold produced on an average cost basis. Bullion in process is valued at the lower of cost and net realisable value.

Poor ore (with content less than 3.5 g/t), ore in the process of leaching and leached ore are classified as work in progress. Poor ore and ore in the process of leaching are valued at the lower of attributable direct cost and net realisable value.

Leached ore is valued at the lower of post-processing transportation costs (to its current location) and net realisable value. Economical leached ore is classified as work in progress.

m) Deferred stripping costs
Stripping costs incurred during the production phase to remove waste ore are deferred to the balance sheet and charged to operating costs on the basis of the average life of the mine stripping ratio.

The average stripping ratio is calculated as the number of cubic metres of waste material removed per tonne of ore mined. The average life of the mine ratio is revised annually in the light of additional knowledge and change in estimates.

n) Finance and operating leases
Assets held under finance leases are capitalised in the balance sheet and are amortised over the shorter of the period of the lease and the estimated useful economic lives of the assets. Interest is charged to the profit and loss account over the life of the agreement and represents a constant proportion of capital repayments outstanding.

Rentals paid under operating leases are charged to the profit and loss account as incurred.

o) Revenue recognition
Gold revenue is recognised at the point of transfer of ownership of finished products as specified in the sales contracts.

Revenue from bulk sample sales made during the exploration or development phases of operations is recognised as a sale in the profit and loss account.

Revenue derived from services comprises the fair value of the sale of services to third parties, net of value added tax, rebates and discounts. Sales are recognised in the accounting period in which the services are rendered.

1. PRINCIPAL ACCOUNTING POLICIES CONTINUED

p) Cost of sales
Cost of sales includes the cost of mining gold, transport and other direct expenses.

Exploration and evaluation expenditure is charged to the profit and loss account as incurred except in respect of deposits where:

- it is expected that the expenditure will be recouped by future exploitation or sale; or
- substantial exploration and evaluation activities have identified a mineral resource but these activities have not reached a stage which permits a reasonable assessment of the existence of commercially exploitable reserves.

Where either of the above conditions are met direct expenditure is capitalised. When production commences, amortisation of the costs is then recognised through the profit and loss account on a straight-line basis over the estimated economical life of the mine.

q) Taxation
Provision is made for all foreseeable taxation liabilities.

Deferred taxation is calculated so as to recognise the expected future tax consequences of transactions and events recognised in the financial statements of the current and previous periods with the following exceptions:

- provision is made for the tax that would arise on remittance of the retained earnings of overseas subsidiaries only to the extent that at the balance sheet date dividends have been declared and accrued as receivables; and
- deferred tax assets are recognised only to the extent that the Directors consider that it is more likely than not that there will be taxable profit from which the future reversal of the timing differences can be deducted.

Deferred tax is measured on a non-discounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws enacted or substantially enacted at the balance sheet date.

The tax charge in the profit and loss account includes the charge in respect of the taxable profit for the year calculated under UK taxation laws and foreign profit tax. All other taxes, including those based on gross revenue received, are included in general, administrative and other operating costs in the profit and loss account.

r) Financial instruments
Financial assets and liabilities are recognised on the Group's balance sheet when the Group has become party to the contractual provisions of the instrument.

s) Environment protection, rehabilitation and closure costs
Provision is made for close down, restoration and for environment clean up costs, where there is a legal or constructive obligation to do so. The provision is reviewed on an annual basis for any changes in cost estimates or lives of operations.

t) Defined contribution pension scheme
The Company operates a defined contribution pension scheme for the benefit of its employees. The funds of the scheme are administered by independent trustees and are separate from the Company. Contributions are recognised as they fall due.

u) Cash
Cash comprises cash in hand and cash balances held in the Group's various bank current or deposit accounts. There are no restrictions over the access and use of these funds, other than those that customarily relate to such periodic deposits.

2. BUSINESS SEGMENT INFORMATION

	Gold mining		Construction and other services		Exploration and evaluation		Corporate		Consolidated	
	2006 $'000	2005 $'000	2006 $'000	2005 $'000	2006 $'000	2005 $'000	2006 $'000	2005 $'000	2006 $'000	2005 $'000
Turnover										
Gold sales	124,417	83,384	–	–	–	–	–	–	124,417	83,384
Silver sales	822	169	–	–	–	–	–	–	822	169
Other external sales	–	–	27,990	5,411	4,578	2,285	–	–	32,568	7,696
Inter-segment sales	–	–	7,433	2,151	11,491	2,362	6,504	4,609	25,428	9,122
Subtotal	125,239	83,553	35,423	7,562	16,069	4,647	6,504	4,609	183,235	100,371
(Less: inter-segment sales)	–	–	(7,433)	(2,151)	(11,491)	(2,362)	(6,504)	(4,609)	(25,428)	(9,122)
Total Group turnover	**125,239**	**83,553**	**27,990**	**5,411**	**4,578**	**2,285**	**–**	**–**	**157,807**	**91,249**
Expenses										
Net operating expenses excluding below expenses	47,551	43,960	26,787	5,708	4,738	2,540	18,925	12,022	98,001	64,230
Inter-segment expenses	–	–	6,248	1,896	11,573	2,412	–	–	17,821	4,308
Transport and refining costs	293	253	–	–	–	–	–	–	293	253
Royalties	7,409	583	–	–	–	–	–	–	7,409	583
Depreciation and amortisation	10,991	8,750	473	84	409	55	243	107	12,116	8,996
Stock movement	(4,722)	(2,574)	–	–	–	148	–	–	(4,722)	(2,426)
Subtotal	61,522	50,972	33,508	7,688	16,720	5,155	19,168	12,129	130,918	75,944
(Less: inter-segment sales)	–	–	(6,248)	(1,896)	(11,573)	(2,412)	–	–	(17,821)	(4,308)
Total Group expenses	**61,522**	**50,972**	**27,260**	**5,792**	**5,147**	**2,743**	**19,168**	**12,129**	**113,097**	**71,636**
Segment result	**63,717**	**32,581**	**730**	**(381)**	**(569)**	**(458)**	**(19,168)**	**(12,129)**	**44,710**	**19,613**
Exchange (gain)/loss									(5,623)	1,523
Unallocated expenses									1,084	600
Operating profit									**49,249**	**17,490**
Profit on disposal of interest in business									–	3,822
Loss on disposal of interest in joint venture									–	(413)
Joint ventures operating result	480	1,278	–	–	–	–	–	–	480	1,278
Operating profit after JVs									**49,729**	**22,177**
(Interest expenses)									(12,333)	(5,953)
Interest and similar income									7,696	3,807
(Income taxes)									(13,735)	(6,032)
(Minority interest)									(801)	(744)
Profit retained for the period									**30,556**	**13,255**
Other information										
Segment assets	208,761	133,563	73,236	8,798	55,861	24,823	146,963	237,486	484,821	404,670
Group share of gross assets in JVs	22,181	21,455	–	–	–	–	–	–	22,181	21,455
Consolidated total assets	**230,942**	**155,018**	**73,236**	**8,798**	**55,861**	**24,823**	**146,963**	**237,486**	**507,002**	**426,125**
Segment liabilities, incl. minority interest	15,638	14,312	21,759	1,947	25,608	19,096	129,150	142,674	192,155	178,029
Group share of gross liabilities in JVs	12,398	8,171	–	–	–	–	–	–	12,398	8,171
Consolidated total liabilities, incl. minority interest	**28,036**	**22,483**	**21,759**	**1,947**	**25,608**	**19,096**	**129,150**	**142,674**	**204,553**	**186,200**
Capital expenditures	**47,684**	**27,701**	**2,691**	**1,042**	**17,771**	**10,817**	**401**	**969**	**68,547**	**40,529**

Based on risks and returns the Directors consider that the primary reporting format is by business segment.

3. TURNOVER

	Group	
	2006 $'000	2005 $'000
Group turnover	157,807	91,249
Share of joint venture Omchak	18,532	22,805
Share of joint venture Rudnoye	695	525
	177,034	**114,579**

Segmental analysis of the Group turnover is disclosed in Note 2. US$15,307,000 of the Group's revenue has been derived from construction work carried out for related parties (see Note 28). All proceeds are receivable in the ordinary course of business and are recorded exclusive of Value Added Tax.

The Group's turnover for the year has been generated by the Company's subsidiaries Pokrovskiy Rudnik, NPGF Regis, Koboldo, Kapstroi, YGK, Amur Dore, PHM Engineering and Irgiredmet (2005 – Pokrovskiy Rudnik, NPGF Regis, Koboldo, Kapstroi and YGK).

4. NET OPERATING EXPENSES

	Group		Company	
	2006 $'000	2005 $'000	2006 $'000	2005 $'000
Cost of sales	82,630	54,447	–	–
Administrative expenses	25,928	19,312	6,947	7,958
	108,558	**73,759**	**6,947**	**7,958**

Included within the Group administrative expenses are foreign currency exchange translation gains of US$5,623,000 (2005 – losses US$1,523,000) and losses on disposal of fixed assets of US$123,000 (2005 – losses US$139,000).

Included within the Company administrative expenses are foreign currency exchange translation gains of US$4,479,000 (2005 – losses US$574,000).

5. OPERATING PROFIT

Operating profit is stated after charging/(crediting):

		Group		Company	
	Note	2006 $'000	2005 $'000	2006 $'000	2005 $'000
Depreciation of tangible fixed assets	13	10,793	7,465	63	60
Less: depreciation capitalised		(691)	(424)	–	–
		10,102	7,041	63	60
Amortisation of intangible assets	11	2,030	1,956	–	–
Less: amortisation capitalised		(16)	(1)	–	–
		2,014	1,955	–	–
Negative goodwill amortisation	10	(176)	–	–	–
Goodwill amortisation	10	485	–		
Directors' emoluments	6	6,071	3,243	6,727	2,889
Auditors' remuneration					
– Statutory audit		244	211	244	211
– Audit related regulatory reporting		20	18	20	18
– Corporate finance advice		14	–	14	–
– Taxation		114	54	114	54
Operating leases	38	187	174	187	174
Loss on disposal of tangible fixed assets		123	139	–	–

US$102,000 of depreciation on tangible fixed assets arose on assets held under finance leases during 2006 (2005 – US$358,000).

In June and August 2006 the leasing contracts were completely fulfiled.

6. DIRECTORS AND EMPLOYEES

	Group		Company	
	2006 $'000	2005 $'000	2006 $'000	2005 $'000
Directors' emoluments	6,071	3,243	6,727	2,889

A defined contribution pension scheme has been implemented for G Jay Hambro and Andrey Maruta. The scheme is based on the current percentage of net relevant earnings pertaining to G Jay Hambro of 17.5% of his stated salary and Andrey Maruta of 7% changed to 10% from July 2006 of his stated salary. The scheme was terminated for G Jay Hambro in July 2006 when he became a Non Executive Director of the Group.

The total amount payable to the scheme during the year was US$34,000 (2005 – US$55,000).

The emoluments for the highest paid Director for the year were US$1,571,000 (2005 – US$880,000).
The bonuses above comprise bonuses approved by the Remuneration and Nomination Committee in February and December 2006 which represented constructive obligations in respect of the year ended 31 December 2006.

Staff costs during the period were as follows:

	Group		Company	
	2006 $'000	2005 $'000	2006 $'000	2005 $'000
Wages and salaries – cost of sales	19,429	12,248	–	–
Wages and salaries – administrative expenses	7,059	2,450	1,451	1,151
Social security costs – cost of sales	3,999	2,689	–	–
Social security costs – administrative expenses	2,440	1,065	1,281	472
	32,927	**18,452**	**2,732**	**1,623**

The average number of employees (excluding nine Directors (2005 – nine Directors)) during the year was:

	Group		Company	
	2006	2005	2006	2005
Production	2,892	2,162	–	–
Administration	1,039	742	9	7
	3,931	**2,904**	**9**	**7**

One of the Company's subsidiaries, Pokrovskiy Rudnik, set up a Reserve Bonus Scheme (the "Scheme") for certain senior Group executives of that company. The scheme was never fully implemented. Under the scheme participants were to be awarded freely transferable "Scheme units" at the end of each year from 2002 to 2012 based on US$5 per ounce of gold added to the designated reserves for the Scheme.

Agreement was reached with those entitled to participate in the Scheme (the "Eligible Persons") for the Scheme not to proceed. The Independent Directors, being Sir Rudolph Agnew, Peter Hill-Wood and Philip Leatham having taken professional advice and consulted with the Company's nominated adviser, agreed that the sum of US$15,000,000 in aggregate (the "Scheme Payment") was fair compensation to the Eligible Persons for the Scheme not proceeding. The Eligible Persons excluded Directors. The Independent Directors also considered that this payment was less than the cost to the Group (as determined by reference to the estimated net present value of the ongoing payment obligations for the Company under the Scheme) if the scheme were to proceed. The sum of US$15,000,000 was subsequently paid in August 2006.

Pokrovskiy Rudnik contributes through social security payments to an employees' Russian state pension scheme. This is a defined contribution scheme. In 2005 the Company implemented a defined contribution pension scheme for its employees.

7. INTEREST PAYABLE AND SIMILAR CHARGES

	Group		Company	
	2006 $'000	2005 $'000	2006 $'000	2005 $'000
Finance lease charge	13	81	–	–
Commission and interest in respect of sale and lease back transaction	285	820	–	–
Bank loan interest	417	265	13	8
Bonds interest payable	9,975	3,879	–	–
Bonds issue finance costs amortisation	820	319	–	–
Other loan interest and charges	244	207	11,119	4,253
Share of joint ventures' interest payable and similar charges	593	441	–	–
	12,347	6,012	11,132	4,261
Less finance cost capitalised	(14)	(59)	–	–
	12,333	5,953	11,132	4,261

In August 2005 the Group issued US$140m of convertible bonds due in 2010 (the "Bonds"). The Bonds carry a coupon rate of 7.125% payable semi-annually in arrears and can be converted into fully paid 1p Ordinary shares of the Company at the price of 756p per share. If not converted or previously redeemed the Bonds will be redeemed at par on or about 11 August 2010. Commission costs, amortisation and interest expense in relation to these bonds amounted to US$10,795,000 in 2006 (2005 – US$4,198,000).

Accumulated amount of capitalised finance cost was US$2,060,000 at 31 December 2006 (31 December 2005 – US$2,046,000). The interest rate applicable to the capitalised finance cost was 10.9% in 2006 (2005 – 10.9%).

8. INTEREST RECEIVABLE AND SIMILAR INCOME

	Group		Company	
	2006 $'000	2005 $'000	2006 $'000	2005 $'000
Other income	1,299	217	2,759	1,486
Net gain from securities held for trading	92	–	–	–
Interest receivable	6,041	3,590	19,218	10,496
Share of joint ventures' interest receivable and similar income	264	–	–	–
	7,696	3,807	21,977	11,982

Net gain from securities trading includes fair value adjustment loss of US$22,000 (2005 – Nil) and profit on disposal of securities held for trading of US$114,000 (2005 – Nil).

9. TAXATION

The UK corporation tax charge for the period was US$586,000 (2005 – Nil) on a tax rate of 30%. The foreign tax charge for the subsidiaries was US$11,452,000 (2005 – US$3,686,000) for the period ended 31 December 2006, based on a tax rate of 24%.There was no UK tax in 2006 (2005 – $342,000) on intragroup dividends.

The Directors believe that there have been no material breaches of Russian tax regulations and that these financial statements contain all necessary provisions in respect of the Group's tax liabilities in Russia. However Russian tax and currency control regulations are in a state of flux and may be subject to differing interpretations by various governmental bodies. Fines and penalties for any errors and omissions could be significant.

	Group	
	2006 $'000	**2005 $'000**
Current tax:		
UK corporation tax on profits for the year (30%)	586	–
Foreign tax (24%)	12,518	3,615
UK tax on intragroup dividends (30%)	–	342
Total current tax	**13,104**	**3,957**
Deferred tax:		
Origination and reversal of timing differences	1,201	1,182
Total deferred tax	**1,201**	**1,182**
(Over) under provision in respect of previous years	(1,066)	71
Tax related to joint venture Omchak		
Profit tax (24%)	271	668
Deferred tax charge	225	154
	496	**822**
Tax related to joint venture Rudnoye		
Profit tax (24%)	–	–
	–	–
Tax on profit on ordinary activities	**13,735**	**6,032**

The tax assessed for the year is higher than the standard rate of corporation tax. The differences are explained below:

	Group	
	2006 $'000	**2005 $'000**
Group profit on ordinary activities before tax	44,938	19,194
Less: profit from non-Russian companies	(1,677)	(2,801)
Less: profit on the Company's ordinary activities before tax	(5,201)	–
Add: loss on the Company's ordinary activities before tax	–	237
Add: loss on other non-Russian companies' ordinary activities before tax	822	58
	38,882	**16,688**
Profit on ordinary activities multiplied by standard rate of corporate tax in Russia of 24% (2005 – 24%)	9,332	4,005
Capital allowance for less than depreciation	242	409
Indirect costs of stock	(1,613)	(762)
Lease charge	(60)	(159)
Exchange difference	1,847	(441)
Tax losses	1,592	401
Expenses not deductible for tax purposes	2,177	726
UK tax on intragroup dividends	–	342
UK corporation tax on profits of the period	586	–
Deferred stripping costs	(999)	(564)
	13,104	**3,957**

9. TAXATION CONTINUED

Deferred tax	Group 2006 $'000	Group 2005 $'000
Fixed assets timing differences	10	280
Differences in tax values of stock	1,124	(100)
Development expenses timing differences	(4)	107
Timing difference on investments	(326)	111
Timing differences on lease operations	65	522
Timing difference on sale and lease back transactions	819	336
Other timing differences	(487)	(74)
	1,201	**1,182**

10. GOODWILL

	Group $'000
Cost	
At 1 January 2006	(176)
Goodwill arising on acquisition of Irgiredmet (Note 33)	5,439
Goodwill arising on on additional acquisition of Regis shares (Note 33)	485
At 31 December 2006	**5,748**
Amortisation	
At 1 January 2006	–
Negative goodwill amortisation	(176)
Goodwill amortisation (Note 33)	485
At 31 December 2006	**309**
Net book value	
At 1 January 2006	(176)
At 31 December 2006	**5,439**

11. OTHER INTANGIBLE ASSETS

	Group $'000
Cost	
At 1 January 2006	110,914
Additions as a result of acquisition of a subsidiary (Note 33)	1,028
Additions	614
New shares issued (contingent shares, Note 15)	14,146
Disposal	(144)
At 31 December 2006	**126,558**
Amortisation	
At 1 January 2006	8,683
Charge for the year	2,030
At 31 December 2006	**10,713**
Net book value	
At 1 January 2006	102,231
At 31 December 2006	**115,845**

Other intangible assets comprise mineral properties such as gold licences and rights over other mineral resources.

12. CAPITALISED EXPLORATION AND DEVELOPMENT EXPENDITURE

	Group $'000
Cost	
At 1 January 2006	30,555
Additions as result of acquisition (Note 33)	26
Additions	37,439
Disposal	(645)
At 31 December 2006	**67,375**
Amortisation	
At 1 January 2006	–
At 31 December 2006	**–**
Net book value	
At 1 January 2006	30,555
At 31 December 2006	**67,375**

13. PROPERTY, PLANT AND EQUIPMENT

Group	Buildings and Mining assets $'000	Vehicles $'000	Furniture, fixtures, fittings and others $'000	Construction in progress $'000	Total $'000
Cost					
At 1 January 2006	60,937	18,341	3,501	10,823	93,602
Additions as a result of acquisition (Note 33)	42,437	203	330	–	42,970
Additions	6,933	3,862	1,081	19,142	31,018
Transfer from construction in progress	4,935	177	85	(5,197)	–
Disposals	(1,419)	(351)	(64)	(76)	(1,910)
At 31 December 2006	**113,823**	**22,232**	**4,933**	**24,692**	**165,680**
Depreciation					
At 1 January 2006	11,603	5,702	1,338	–	18,643
Charge for the year	6,638	3,097	1,058	–	10,793
Disposals	(595)	(323)	(35)	–	(953)
At 31 December 2006	**17,646**	**8,476**	**2,361**	**–**	**28,483**
Net book value					
At 1 January 2006	49,334	12,639	2,163	10,823	74,959
At 31 December 2006	**96,177**	**13,756**	**2,572**	**24,692**	**137,197**

The net book value of the Group's mining assets includes Nil (2005 – US$427,000) in respect of assets held under finance leases. The net book value of the Group's vehicles includes Nil (2005 – US$151,000) in respect of assets held under finance leases.

The net book value of the Group's mining assets also includes US$4,752,000 (2005 – US$5,755,000) in respect of assets sold and leased back. The net book value of the Group's vehicles includes US$3,052,000 (2005 – US$3,816,000) in respect of assets sold and leased back.

No mining assets at 31 December 2005 and 2006 were pledged as security for the short-term and long-term loans.

At 31 December 2006, fixed assets were insured to a value of approximately US$62.5m (2005 – US$58.3m) with Russian registered insurance companies. The net book value of the Group's buildings includes US$42,179,000 (2005 – Nil) in respect of assets of Irgiredmet which are not insured. The management are considering insuring these buildings in 2007.

13. PROPERTY, PLANT AND EQUIPMENT CONTINUED

Company	Furniture, fixtures, fittings and others $'000	Total $'000
Cost		
At 1 January 2006	277	277
Additions	23	23
Disposals	(6)	(6)
At 31 December 2006	**294**	**294**
Depreciation		
At 1 January 2006	119	119
Charge for the year	63	63
Disposals	(3)	(3)
At 31 December 2006	**179**	**179**
Net book value		
At 1 January 2006	158	158
At 31 December 2006	**115**	**115**

14. STOCK AND WORK IN PROGRESS

	Group		Company	
	2006 $'000	2005 $'000	**2006 $'000**	2005 $'000
Stores and spares	13,150	7,032	–	–
Work in progress	20,875	16,483	–	–
Bullion in process	97	6	–	–
	34,122	23,521	**–**	–

	Group		Company	
	2006 $'000	2005 $'000	**2006 $'000**	2005 $'000
Work in progress to be completed within one year	7,913	8,948	–	–
Work in progress to be completed after more than one year	12,962	7,535	–	–
	20,875	16,483	**–**	–

Work in progress comprises leached ore, ore in the process of leaching, poor ore and advanced stripping.

15. INVESTMENTS

	Group 2006 $'000	Group 2005 $'000	Company 2006 $'000	Company 2005 $'000
Investments – other	1,021	447	–	–
Shares in subsidiaries and joint ventures	1	1	119,000	104,852
	1,022	**448**	**119,000**	**104,852**

Movement in shares in subsidiaries and joint ventures is as follows:	Group	Company
As at 1 January 2006	1	104,852
Additions		
PHM (Cyprus) Ltd – contingent shares issued (Note 24)*	–	14,146
Sicinius Ltd	–	2
As at 31 December 2006	1	119,000

*The difference between the market value of shares at the date of actual shares issued and the date of acquisition amounted to US$14,146,000.

The Company and the Group have the following material investments. These investments were consolidated in these financial statements.

Principal subsidiary and joint venture undertakings	Country of incorporation	Principal activity	Principal country of operation	Effective proportion of shares held
Held directly by the Company				
Eponymousco Ltd	United Kingdom	Holding Company	United Kingdom	100%
Victoria Resources Ltd*	United Kingdom	Holding Company	United Kingdom	100%
Peter Hambro Mining Group Finance Ltd	Guernsey	Finance Company	United Kingdom	100%
Yamal Holdings Ltd	Cyprus	Holding Company	Cyprus	100%
Peter Hambro Mining (Cyprus) Ltd	Cyprus	Holding Company	Cyprus	100%
Sicinius Ltd	Cyprus	Holding Company	Cyprus	100%
ZAO Management Company PHM	Russia	Holding Company	Russia	100%
OOO Olga	Russia	Gold exploration and production	Russia	100%
OOO Osipkan	Russia	Gold exploration and production	Russia	100%
OAO Pokrovskiy Rudnik	Russia	Gold exploration and production	Russia	98.6%
ZAO ZRK Omchak (joint venture)	Russia	Gold exploration and production	Russia	50%

Principal subsidiary and joint venture undertakings	Country of incorporation	Principal activity	Principal country of operation	Effective proportion of shares held
Held indirectly via 100% owned subsidiaries				
OOO Tokurskiy Rudnik	Russia	Gold exploration and production	Russia	100%
OOO GRK Victoria	Russia	Gold exploration and production	Russia	100%
ZAO Amur Dore	Russia	Gold exploration and production	Russia	100%
OOO Obereg	Russia	Security services	Russia	100%
OOO NPGF Regis	Russia	Exploration work	Russia	100%
OOO Spanch	Russia	Gold exploration and production	Russia	100%
OAO ZDP Koboldo	Russia	Gold exploration and production	Russia	91.66%
ZAO PHM Engineering	Russia	Project and engineering services	Russia	75%
OAO Yamalskaya Gornaya Kompania ("YGK")	Russia	Gold exploration and production	Russia	74.87%

15. INVESTMENTS CONTINUED

Held indirectly via Pokrovskiy Rudnik	Country of incorporation	Principal activity	Principal country of operation	Effective proportion of shares held
OAO YamalZoloto	Russia	Gold exploration and production	Russia	98.6%
ZAO Rudnoye (joint venture)	Russia	Gold exploration and production	Russia	49%
OOO Kapstroi	Russia	Construction	Russia	98.6%
ZAO Malomyrskiy Rudnik	Russia	Gold exploration and production	Russia	98.6%
ZAO Region**	Russia	Gold exploration and production	Russia	98.6%
Held indirectly via Sicinius				
OAO Irgiredmet	Russia	Researching services	Russia	80%
Held indirectly via YGK				
ZAO Sever Chrome	Russia	Chrome exploration and production	Russia	73.9%

* The Company holds 50% of the Group's total holding of 100% of Victoria Resources Ltd. The other 50% of the share capital is held by Eponymousco Ltd. Victoria Resources Ltd has a 100% subsidiary, GRK Victoria, which is a holder of a gold exploration and production licence over the Chagoyansk greenfield deposit.

** Region was set up in 2004 but its operational activity began in 2006. Region has been consolidated in these financial statements with the effective date of 1 January 2006.

During the year the following subsidiaries were acquired or incorporated all of which have been consolidated in these financial statements.

In March 2006 a wholly owned company, Sicinius Ltd, was set up by the Company.

In March 2006 Peter Hambro Mining (Cyprus) Ltd acquired 100% of Spanch and 100% of Amur Dore for a consideration of US$9,000 and US$1,085,000 respectively.

In June 2006 Yamalskaya Gornaya Kompania set up a wholly owned company, Sever Chrome, which is a holder of a licence over a chrome deposit.

In July 2006 Yamal Holdings Ltd acquired 74.87% of Yamalskaya Gornaya Kompania (YGK) that was previously held by Yamalzoloto for a consideration of US$11,573,000.

In September 2006 Sicinius Ltd acquired 80% of Irgiredmet for a consideration of US$40,233,000.

In October 2006 Pokrovskiy Rudnik set up a wholly owned subsidiary, Malomyrskiy Rudnik, which holds the licence over the Malomir deposit.

In October and November 2006 PHM (Cyprus) Ltd acquired 47,95% of Regis that was previously controlled by other Group companies and 52,05% of Regis that was previously held by Pokrovskiy Rudnik for a consideration of US$141,000 and US$22,000 respectively.

In December 2006 PHM (Cyprus) Ltd acquired 100% of Osipkan for US$222,000.

16. INVESTMENTS IN JOINT VENTURES

The Group's share of the net assets of its joint ventures comprise the following:

	Joint venture Omchak	Joint venture Rudnoye	Total	Total
	2006 $'000	2006 $'000	2006 $'000	2005 $'000
Goodwill	665	–	665	1,467
Intangible assets	1,403	507	1,910	2,053
Capitalised exploration and development expenditure	440	86	526	–
Fixed assets	3,744	1,423	5,167	2,845
Investments	1,157	–	1,157	–
Current assets	12,336	515	12,851	12,415
Total gross assets	**19,745**	**2,531**	**22,276**	**18,780**
Liabilities due within one year	(7,675)	(422)	(8,097)	(5,943)
Liabilities due after one year or more, including minority interest	(1,632)	(2,669)	(4,301)	(2,228)
Total gross liabilities	**(9,307)**	**(3,091)**	**(12,398)**	**(8,171)**

The Group's share of the results of its joint ventures for the year was as follows:

	Joint venture Omchak	Joint venture Rudnoye	Total	Total
	2006 $'000	2006 $'000	2006 $'000	2005 $'000
Turnover	18,532	695	19,227	23,330
Profit before tax	687	(533)	154	837
Tax	(496)	–	(496)	(823)
Profit/(loss) after tax	191	(533)	(342)	14

The Omchak joint venture was originally created for the purpose of bidding for a mining licence. Under the Omchak joint venture agreement the Russian shareholders (Susumanzoloto and Shkolnoye) are required to ensure that their assets contributed to the joint venture generate income sufficient to declare and pay dividends in the first five years of the joint venture's operations of not less than US$7,200,000 in aggregate. If the required level of dividends is not paid the Group's interest in the joint venture will be increased.

The Group's interest in Omchak is treated as an investment in a joint venture as it is jointly controlled by the Group and the other Russian shareholders under a contractual agreement. Fluctuations in the percentage interest in the joint venture do not change joint control over Omchak as none of the parties can control the entity. The Group's interest in the joint venture remained 50% throughout 2006.

17. LOANS

Amounts falling due after more than one year:

	Company	
	2006 $'000	2005 $'000
Owed by Group undertakings	201,362	115,372
	201,362	115,372

Loans to Group undertakings are normally for a period of three years with an interest rate ranging from 9 to 15%. Loans can be prolonged at the discretion of the Company.

18. DEBTORS

Amounts falling due within one year:

	Group		Company	
	2006 $'000	2005 $'000	2006 $'000	2005 $'000
Advances to contractors	13,142	8,950	–	–
Advances paid on commission contracts	9,129	–	–	–
VAT recoverable	13,247	9,480	17	109
Owed by Group undertakings	–	–	7,206	8,024
Other debtors	7,530	5,630	970	276
Interest accrued	745	1,913	499	1,498
Due from Hainault Ltd*	–	4,000	–	–
Bond issue costs prepayments	–	–	716	715
Loan to Rudnoye joint venture	2,798	1,007	–	–
Loans issued	732	293	–	–
	47,323	**31,273**	**9,408**	**10,622**

*The amount due from Hainault Ltd comprised the proceeds of US$4m receivable from the disposal of 24% holding in KonGor Chrome. Net income from the disposal of the asset was US$3.8m. The consideration was received in February 2006.

$46,032,000 of debtors are Rouble denominated (2005 – US$25,055,000).

An interest rate analysis of loans issued is set out in Note 36.

19. SECURITIES HELD FOR TRADING

	Group		Company	
	2006 $'000	2005 $'000	2006 $'000	2005 $'000
Corporate bonds	13,937	–	–	–
	13,937	–	–	–

Corporate bonds are Russian Rouble denominated bonds.

20. CREDITORS

Amounts falling due within one year:

	Group		Company	
	2006 $'000	2005 $'000	2006 $'000	2005 $'000
Trade creditors	3,855	4,139	326	403
Deferred income	8,750	–	–	–
Advances received on commission contracts	9,294	–	–	–
Tax liability	973	1,174	–	–
Finance lease liabilities	–	243	–	–
Accrued interest on Bonds issued	3,879	3,879	–	–
Short-term loans	3,000	174	–	–
Short-term element of long-term loans (Note 22)	316	3,222	–	–
Due to Group undertakings	–	–	5,397	4,254
Other creditors	8,762	6,078	4,419	2,043
	38,829	18,909	10,142	6,700

$22,796,000 of total creditors are Russian Rouble denominated (2005 – US$8,844,000).

21. PROVISIONS

	Group		Company	
	2006 $'000	2005 $'000	2006 $'000	2005 $'000
Provision for restoration and closing costs	290	171	–	–
Deferred tax provision	4,456	3,255	–	–
RBS holders	–	15,000	–	15,000
	4,746	18,426	–	15,000
Provision at 1 January	18,426	2,182	–	–
Charge for restoration cost	119	43	–	–
Deferred tax charge in profit and loss account for year (Note 9)	1,201	1,182	–	–
Deferred tax as a result of acquisition	–	19	–	–
Settlement (RBS holders) (Note 6)	(15,000)	15,000	–	15,000
Provision at 31 December	4,746	18,426	–	15,000

The Company has unrealised management expenses of Nil at 31 December 2006 (31 December 2005 – US$4,200,000) which has resulted in a potential deferred tax asset of Nil at the balance sheet date (2005 – US$1,200,000).

22. LONG-TERM BORROWINGS

		Group		Company	
	Notes	2006 $'000	2005 $'000	2006 $'000	2005 $'000
Due in less than 1 year		316	3,222	–	–
Due between 1–2 years		–	2,005	–	–
Due between 2–3 years		–	245	–	–
Due between 3–5 years		–	–	141,126	141,800
		316	**5,472**	**141,126**	**141,800**
Short-term element	20	316	3,222	–	–
Long-term element		–	2,250	141,126	141,800
		316	**5,472**	**141,126**	**141,800**

The Company has an intragroup loan of US$135,900,000 from Peter Hambro Mining Group Finance Ltd. The loan matures on 11 August 2010 and bears an interest rate of 7.98%.

The Company has an intragroup loan of US$5,226,000 from Eponymousco Ltd. The loan matures on 30 October 2008 and bears an interest rate of 5%.

23. GUARANTEED CONVERTIBLE BONDS

		Group		Company	
	Notes	2006 $'000	2005 $'000	2006 $'000	2005 $'000
Bonds issued		140,000	140,000	–	–
Less equity component*	32	(1,583)	(1,583)	–	–
Less bonds issue cost deferred		(5,091)	(4,876)	–	–
Bonds issue cost amortisation		1,414	379	–	–
		134,740	133,920	–	–
Due between 3–5 years		138,417	138,417		
Finance costs allocated to future periods		(3,677)	(4,497)	–	–
Total guaranteed convertible bonds		134,740	133,920	–	–

In August 2005 the Group issued US$140m of convertible bonds due in 2010 (the "Bonds"). The Bonds were issued at par by the Company's wholly owned subsidiary Peter Hambro Mining Group Finance Ltd and are guaranteed by the Company. The Bonds carry a coupon rate of 7.125% payable semi-annually in arrears and can be converted into fully paid Ordinary shares of 1p each of the Company at the price of 756p per share. If not converted or previously redeemed the Bonds will be redeemed at par on or about 11 August 2010.

*The present value of the liability component is calculated using a discount rate of 7.4%, the market interest rate for similar bonds having no conversion rights. The difference between the proceeds of the bonds issue and the fair value of the liability is assigned to the equity component.

24. CALLED UP EQUITY SHARE CAPITAL

Ordinary shares	Company 2006 $'000	Company 2005 $'000
Allotted, called up and fully paid:		
At the beginning of the period	1,273	1,193
Contingent shares issued in relation to acquisition of Peter Hambro Mining (Cyprus) Ltd*	13	13
Shares issued in relation to acquisition of C shares of Eponymousco Ltd	–	40
Other new issues**	25	27
At the end of the year	1,311	1,273

Number of shares (par value £0.01)	No '000	No '000
Authorised	120,000	120,000
Issued at the beginning of the year	78,957	73,999
Contingent shares issued in relation to acquisition of Peter Hambro Mining (Cyprus) Ltd*	750	750
Shares issued in relation to acquisition of C shares of Eponymousco Ltd	–	2,759
Other new issues**	1,449	1,449
At the end of the year	81,156	78,957

Convertible C shares of Eponymousco	Company 2006 $'000	Company 2005 $'000
Allotted, called up and fully paid:		
At the beginning of the year	–	40
Exchanged for new Ordinary shares issue	–	(40)
At the end of the year	–	–

Number of shares (par value £0.01)	No '000	No '000
Authorised	–	2,759
At the beginning of the year	–	2,759
Exchanged for new Ordinary shares issue	–	(2,759)
At the end of the year	–	–

* In June 2003 6,000,000 shares in the capital of the Company were issued in exchange for the total issued share capital of Peter Hambro Mining (Cyprus) Ltd. A contingent issue of 1,500,000 such shares in respect of the acquisition of Peter Hambro Mining (Cyprus) Ltd was accounted as a separate contingent reserve on acquisition. Under the terms of the acquisition agreement as amended, the Company issued 750,000 such shares on 20 July 2005 and 750,000 such shares on 27 July 2006 to Reagrove Services Ltd, the vendor, in settlement of its obligation.

** In April 2005 the Company issued 1,448,545 shares at an issue price of £5.50 per share pursuant to a Share Option Agreement with the International Finance Corporation (the 'IFC'), the private sector arm of the World Bank Group. As a result of these transactions a share premium of US$28.1m after commissions and share issue costs of US$0.1m was created (Note 26).

On 18 April 2006 the Company issued 1,448,545 Ordinary shares at a price of £6.875 per share pursuant to a Share Option Agreement with the IFC. As a result of this transaction a share premium of US$17.8m was created (Note 26).

25. RECONCILIATION OF EQUITY SHAREHOLDERS' FUNDS

	Group		Company	
	2006 $'000	2005 $'000	2006 $'000	2005 $'000
Ordinary shares issued	35,120	28,145	35,120	28,145
Contingent shares	(3,152)	(3,152)	(3,152)	(3,152)
Equity reserve on bonds	–	1,583	–	–
Share incentive reserve	–	(40)	–	–
Profit/(loss) for the year	30,556	13,255	3,718	(237)
Net changes in shareholders' funds	**62,524**	**39,791**	**35,686**	**24,756**
Opening shareholders' funds	239,925	200,134	180,878	156,122
Closing shareholders' funds	**302,449**	**239,925**	**216,564**	**180,878**

As permitted by Section 230 of the Companies Act 1985, the individual profit and loss account of the Company is not presented as a part of these accounts.

The availability of the Group's reserves for distribution will be determined, to the extent that they include reserves held in the Russian subsidiary and joint venture undertakings, by applicable legislation in Russia and in accordance with the Russian subsidiary and joint venture undertakings' statutory financial statements. The Russian subsidiary and joint venture undertakings' statutory financial statements are prepared in accordance with Russian accounting regulations. These differ significantly from UK GAAP. The distributable reserves may therefore differ significantly from the figure shown above.

26. SHARE CAPITAL AND RESERVES

	Share capital $'000	Share premium $'000	Other distributable reserve $'000	Merger reserve $'000	Contingent reserve on acquisition $'000	Share incentive on reserve $'000	Equity reserve bonds $'000	Profit and loss account $'000	TOTAL Equity shareholders' funds $'000
Balance as at 31 December 2004	**1,193**	**154,252**	**–**	**8,755**	**6,304**	**40**	**–**	**29,590**	**200,134**
New shares issued	27	14,898	–	–	–	–	–	–	**14,925**
Share issue costs incurred in the year	–	(117)	–	–	–	–	–	–	**(117)**
Contingent shares issued in relation to acquisition of Peter Hambro Mining (Cyprus) Ltd	13	8,338	–	–	–	–	–	–	**8,351**
Shares issued in relation to acquisition of C shares of Eponymousco Ltd	40	4,946	–	–	–	(40)	–	–	**4,946**
Transfer to other distributable reserve*	–	(148,625)	148,625	–	–	–	–	–	–
Transfer to other distributable reserve*	–	(28,097)	28,097	–	–	–	–	–	–
Transfer to profit and loss account*	–	(5,595)	–	–	–	–	–	5,595	–
Issue of contingent shares	–	–	–	–	(3,152)	–	–	–	**(3,152)**
Equity reserve on bonds	–	–	–	–	–	–	1,583	–	**1,583**
Profit for the year	–	–	–	–	–	–	–	13,255	**13,255**
Balance as at 31 December 2005	**1,273**	**–**	**176,722**	**8,755**	**3,152**	**–**	**1,583**	**48,440**	**239,925**

26. SHARE CAPITAL AND RESERVES CONTINUED

	Share capital $'000	Share premium $'000	Other distri-butable reserve $'000	Merger reserve $'000	Contingent reserve on acquisition $'000	Share incentive on reserve $'000	Equity reserve bonds $'000	Profit and loss account $'000	TOTAL Equity share-holders' funds $'000
Balance as at 31 December 2005	1,273	–	176,722	8,755	3,152	–	1,583	48,440	239,925
New shares issued	25	17,797	–	–	–	–	–	–	17,822
Contingent shares issued in relation to acquisition of Peter Hambro Mining (Cyprus) Ltd	13	17,285	–	–	(3,152)	–	–	–	14,146
Profit for the year	–	–	–	–	–	–	–	30,556	30,556
Balance as at 31 December 2006	1,311	35,082	176,722	8,755	–	–	1,583	78,996	302,449

Company share capital and reserves	Share capital $'000	Other share premium $'000	Other distri-butable reserve $'000	Contingent reserve on acquisition $'000	Profit and loss account $'000	TOTAL Equity share-holders' funds $'000
Balance as at 31 December 2004	1,193	154,252	–	6,304	(5,627)	156,122
New shares issued	27	14,898	–	–	–	14,925
Share issue costs incurred in the year	–	(117)	–	–	–	(117)
Contingent shares issued in relation to acquisition of Peter Hambro Mining (Cyprus) Ltd	13	8,338	–	–	–	8,351
Shares issued in relation to acquisition of C shares of Eponymousco Ltd	40	4,946	–	–	–	4,986
Transfer to other distributable reserve*	–	(148,625)	148,625	–	–	–
Transfer to other distributable reserve*	–	(28,097)	28,097	–	–	–
Transfer to profit and loss account*	–	(5,595)	–	–	5,595	–
Issue of contingent shares	–	–	–	(3,152)	–	(3,152)
Loss for the year	–	–	–	–	(237)	(237)
Balance as at 31 December 2005	1,273	–	176,722	3,152	(269)	180,878
New shares issued	25	17,797	–	–	–	17,822
Contingent shares issued in relation to acquisition of Peter Hambro Mining (Cyprus) Ltd	13	17,285	–	(3,152)	–	14,146
Profit for the year	–	–	–	–	3,718	3,718
Balance as at 31 December 2006	1,311	35,082	176,722	–	3,449	216,564

*A special resolution was passed by the Company on 21 June 2005 to cancel the Share Premium Account. A petition was presented on 2 August 2005 and heard at the High Court on 24 August 2005. The Order of Court on Cancellation of the Share Premium Account was registered on 25 August 2005 and the cancellation then took effect.

The amount subject to cancellation at 24 August 2005 stood at US$182,317,037. Of this, US$148,625,184 was transferred to a Special Reserve and US$5,595,036 was credited to the profit and loss account to eliminate accumulated losses as stated in the petition. The balance of US$28,096,817 was credited to Other Distributable Reserve where it was amalgamated with the Special Reserve.

27. MINORITY INTERESTS

	Group 2006 $'000	Group 2005 $'000
At the beginning of the year	4,524	2,130
Minority interest arising on acquisition of subsidiary undertakings (Note 33)	8,698	3,652
Minority interest arising on additional acquisition of subsidiary undertakings	199	(1,785)
Minority interest in net profit of subsidiary undertakings	419	527
At the end of the year	13,840	4,524

All minority interests are equity interests.

28. RELATED PARTY TRANSACTIONS

The Group had the following related party transactions during the year (VAT is included where applicable):

Related party	Description	Move-ment for the year 2006 $'000	Amount due from/ (due to) 2006 $'000	Move-ment for the year 2005 $'000	Amount due from/ (due to) 2005 $'000
Peter Hambro Ltd	Management and rent and rate charges	**282**	**420**	**(223)**	**40**
Aricom Plc and subsidiaries	Loan facility	–	–	(3,400)	–
Aricom Plc and subsidiaries	Services to Kapstroi	–	–	(49)	–
Aricom Plc and subsidiaries	Rent of assets	(1,295)	–	(724)	–
Aricom Plc and subsidiaries	Purchases by Kapstroi	–	–	(19)	–
Aricom Plc and subsidiaries	Interest income	–	–	64	–
Aricom Plc and subsidiaries	London expenses recharged	414	348	143	30
Aricom Plc and subsidiaries	Geological work	2,062	329	1,246	56
Aricom Plc and subsidiaries	Project and engineering services	2,398	522	–	–
Aricom Plc and subsidiaries	Construction materials	–	–	5	–
Aricom Plc and subsidiaries	Expenses recharged	43	–	37	–
Aricom Plc and subsidiaries	Sale of assets	(520)	–	430	–
Aricom Plc and subsidiaries	Other services	184	(144)	–	–
Aricom Plc and subsidiaries	Construction services	15,307	(3,591)	5,014	2,924
Total Aricom Plc		**18,593**	**(2,536)**	**2,747**	**3,010**
Expobank and subsidiaries	Sales of gold and silver	74,425	–	–	–
Expobank and subsidiaries	Sales of gold through metallic account	3,007	–	–	–
Expobank and subsidiaries	Purchase of gold to sell through metallic account	(3,028)	–	–	–
Expobank and subsidiaries	Operating expenses	(37)	–	–	–
Expobank and subsidiaries	Purchases of bonds	3,798	3,798	–	–
Expobank and subsidiaries	Interest accrued on bonds	4	4	–	–
Expobank and subsidiaries	Current account	–	600	–	–
Expobank and subsidiaries	Deposit account	–	26,440	–	–
Expobank and subsidiaries	Promissory notes	8,892	8,892	–	–
Total Expobank		**87,061**	**39,734**	**–**	**–**
AMK	Loan to Kapstroi	185	–	(174)	(174)
AMK	Construction services	422	645	396	197
AMK	Services rendered	6	46	13	36
Total AMK		**613**	**691**	**235**	**59**

28. RELATED PARTY TRANSACTIONS CONTINUED

Related party	Description	Movement for the year 2006 $'000	Amount due from/ (due to) 2006 $'000	Movement for the year 2005 $'000	Amount due from/ (due to) 2005 $'000
Russian Timber Group Ltd	Loan to Interomax	–	–	(2,041)	–
Russian Timber Group Ltd	Purchases	282	311	–	–
Russian Timber Group Ltd	Construction materials	13	15	–	–
Russian Timber Group Ltd	Security services	(9)	10	–	–
Russian Timber Group Ltd		**286**	**336**	**(2,041)**	**–**

Peter Hambro Ltd, formerly Peter Hambro plc, is considered a related party due to Peter C P Hambro's 51% holding in that company.

Aricom Plc is considered a related party due to Peter C P Hambro and Pavel A Maslovskiy's shareholdings and Directorships in that company.

AMK is considered a related party due to Peter C P Hambro and Pavel A Maslovskiy's shareholdings in that company.

Companies controlled by Peter C P Hambro and Pavel A Maslovskiy each are the ultimate beneficial owners of 25% of Expobank and Asia Pacific Bank (formerly AmurpromstroyBank) and other financial institutions. The intermediate holding company is VMHY ltd, registered in Cyprus.

Russian Timber Group Ltd (formerly Tynda Forest Holdings Ltd) is considered a related party due to Peter C P Hambro and Pavel A Maslovskiy's shareholdings and Directorships in that company.

Peter C P Hambro, Pavel A Maslovskiy and certain management of Pokrovskiy Rudnik were the participants of a Reserve Bonus Scheme. Details of the scheme are set out in Note 6.

An ultimate controlling party of the Company has not been identified.

As permitted by FRS 8 (Para 6) the Group has decided not to disclose those transactions and balances between Group entities that have been eliminated on consolidation.

29. NET CASH INFLOW FROM OPERATING ACTIVITIES

Group	2006 $'000	2005 $'000
Cash received from customers	162,130	91,227
Cash paid to suppliers and employees	(81,706)	(57,462)
Other proceeds	1,296	215
Other expenses	(34,113)	(17,925)
Net cash inflow from operating activities	47,607	16,055

30. RECONCILIATION OF OPERATING RESULT TO OPERATING CASH FLOW

Group	2006 $'000	2005 $'000
Operating profit before tax and minority interest	44,938	19,194
Adjusted for:		
Depreciation	10,102	7,041
Amortisation of intangibles	2,014	1,955
Restoration cost provision	119	43
Interest payable and similar charges	10,920	5,193
Bond issue related charges	1,035	379
Interest receivable	(6,041)	(3,590)
Loss on disposals of fixed assets	123	139
Profit on disposal of business	–	(3,822)
Profit on disposal of securities held for trading	(114)	–
Loss on disposal of 15% of JV Omchak	–	412
Elimination of unrealised profit in joint venture	8	(1)
Exchange differences in respect of finance activity	–	(139)
Exchange differences in respect of investment activity	(136)	40
Exchange differences in respect of minority shareholders' dividends	–	(101)
Exchange differences in respect of cash at bank and in hand	(2,646)	336
Goodwill amortisation	309	–
Securities held for trading fair value adjustment loss	22	–
Operating profit before working capital changes	60,653	27,079
Increase in debtors	(5,386)	(10,114)
Increase in stock	(8,204)	(5,317)
Increase in creditors	544	4,407
Net cash inflow from operating activities	47,607	16,055

31. RECONCILIATION OF CASH FLOW TO NET CASH

Analysis of balances as shown in the balance sheet and changes during the year:

	Group	
	2006 $'000	2005 $'000
Cash at the beginning of the year	144,534	25,854
Cash flows for the year	(84,714)	119,016
Exchange differences in respect of cash at bank and in hand	2,646	(336)
Cash at the end of the year	62,466	144,534

32. ANALYSIS OF NET CASH

	At 1 January 2006 $'000	Cash flow $'000	Other non-cash changes $'000	At 31 December 2006 $'000
Cash in hand and at the bank	144,534	(84,714)	2,646	**62,466**
Debt due within one year	(174)	(2,826)	–	**(3,000)**
Debt due after one year	(140,000)	–	–	**(140,000)**
Less equity component	1,583	–	–	**1,583**
Bonds issue cost capitalised	4,497	215	(1,035)	**3,677**
Net cash pre-leasing / sales and lease back	10,440	(87,325)	1,611	**(75,274)**
Finance leases / sales and lease back	(5,715)	5,399	–	**(316)**
Net cash including leasing	4,725	(81,926)	1,611	**(75,590)**

33. ACQUISITION OF SUBSIDIARY UNDERTAKINGS

(a) Irgiredmet

In September 2006 Sicinius Ltd acquired 80% of Irgiredmet for a consideration of US$40,233,000.

The main activity of Irgiredmet is to provide research and development services for the Group and third parties.

The fair values of the assets and liabilities on the date of acquisition were:

	Irgiredmet book value $'000	Fair value adjustment $'000	Total $'000
Goodwill (Note 10)	–	5,439	5,439
Fixed Assets (Note 13)	42,835	–	42,835
Investments	72	–	72
Stocks	1,542	–	1,542
Debtors	16,033	–	16,033
Cash	2,946	–	2,946
Creditors	(19,936)	–	(19,936)
Fair value of net assets acquired	**43,492**	**5,439**	**48,931**
Less: minority interest			(8,698)
			40,233
Consideration			
Cash			40,233
			40,233

(b) Spanch

In March 2006 PHM (Cyprus) Ltd acquired 100% of Spanch for a consideration of US$9,000.

Spanch has a gold exploration and mining licence.

The fair values of the assets and liabilities on the date of acquisition were:

	Spanch book value $'000	Fair value adjustment $'000	Total $'000
Intangible assets (Note 11)	103	54	157
Capitalised exploration and development expenditure (Note 12)	1	–	1
Cash	32	–	32
Creditors	(181)	–	(181)
Fair value of net assets acquired	**(45)**	**54**	**9**
			9
Consideration			
Cash			9
			9

33. ACQUISITION OF SUBSIDIARY UNDERTAKINGS CONTINUED

(c) Amur Dore

In March 2006 PHM (Cyprus) Ltd acquired 100% of Amur Dore for a consideration of US$1,085,000. This company is a gold alluvial mining enterprise.

The fair values of the assets and liabilities on the date of acquisition were:

	Amur Dore book value $'000	Fair value adjustment $'000	Total $'000
Intangible assets (Note 11)	52	557	609
Capitalised exploration and development expenditure (Note 12)	25	–	25
Fixed Assets (Note 13)	135	–	135
Stock and work in progress	769	–	769
Debtors	116	–	116
Cash	64	–	64
Creditors	(633)	–	(633)
Fair value of net assets acquired	**528**	**557**	**1,085**
			1,085
Consideration			
Cash			1,085
			1,085

(d) Osipkan

In December 2006 PHM (Cyprus) Ltd acquired 100% of Osipkan for a consideration of US$222,000. Osipkan has a gold exploration and mining licence.

The fair values of the assets and liabilities on the date of acquisition were:

	Osipkan book value $'000	Fair value adjustment $'000	Total $'000
Intangible assets (Note 11)	41	221	262
Creditors	(40)	–	(40)
Fair value of net assets acquired	**1**	**221**	**222**
			222
Consideration			
Cash			222
			222

(e) Regis

In October and November 2006 PHM (Cyprus) Ltd acquired 47.95% of Regis that was previously held by other Group companies and 52.05% of Regis that was previously held by Pokrovskiy Rudnik. As a result of this the Group's stake in Regis has increased to 100%. The acquisition price was US$141,000 and US$22,000 respectively. The goodwill of US$485,000 arising on acquisition was fully amortised in 2006.

(f) Region

In June 2004 Pokrovskiy Rudnik set up a wholly owned gold exploration and mining company, Region. Region has a gold exploration and mining licence and is located in the Buryatiya Region of Russia. The total amount of cash contributed was US$35,000. Region had not been consolidated in the 2004 and 2005 Group accounts as it did not carry out any activity in those years and the balances were not material to the Group. Region was consolidated in 2006 Group accounts with the effective date of 1 January 2006.

34. EARNINGS PER ORDINARY SHARE

	2006	2005
Profit for the year US$'000	30,556	13,255
Weighted average number of Ordinary shares	80,302,732	76,618,932
Earnings per Ordinary share	$0.38	$0.17
Weighted average number of Ordinary shares	80,302,732	76,618,392
Contingent shares	–	750,000
Weighted average number of diluted shares	80,302,732	77,368,392
Diluted earnings per share	$0.38	$0.17

35. CURRENCY AND COMMODITY PRICE RISK

Although the Group is headquartered in the United Kingdom, Sterling denominated monetary assets and liabilities at 31 December 2006 were not significant.

Because of the location of its operating activities in Russia, Pokrovskiy Rudnik and other Group Russian subsidiary and joint venture undertakings are necessarily involved in transactions denominated in Russian Roubles and have Russian Rouble denominated balances. The Group incurs operating costs in Russian Roubles and the Group's borrowings at 31 December 2006 were largely denominated in US Dollars.

The world market for gold is principally denominated in US Dollars. Within Russia sales prices are set with reference to the US Dollar but settlements are made in Roubles.

Recent trends in the Rouble/Dollar exchange rate suggest that the Rouble is gaining value against the US Dollar. If this trend continues and results in any significant and sustained appreciation of the Russian Rouble against the US Dollar the Group's revenue and profitability could be affected. The Company did not engage in hedging to minimise exchange rate risk.

The Group does not hedge its exposure to gold price fluctuation risk.

The Group maintains liquidity management with the objective of ensuring that funds will be available at all times to honour all cash flow obligations as they become due.

36. FINANCIAL ASSETS AND LIABILITIES

The interest rate profile for the Group's borrowings was:

	2006			2005		
	Fixed rate borrowing	Interest free	Total	Fixed rate borrowing	Interest free	Total
	$'000	$'000	$'000	$'000	$'000	$'000
US Dollar	143,316	–	143,316	145,472	–	145,472
Russian Rouble	–	–	–	–	174	174
Capital element of finance lease US Dollar	–	–	–	243	–	243
	143,316	**–**	**143,316**	**145,715**	**174**	**145,889**

The weighted average interest rate on the Group's interest bearing borrowings for 2006 was 7.15%.

The interest rate profile for the Group's financial assets was:

	2006				2005			
	Fixed rate	Floating rate	Interest free	Total	Fixed rate	Floating rate	Interest free	Total
Cash – US Dollar	7,427	1,091	3,230	11,748	123,198	1,045	686	124,929
Cash – Russian Rouble	37,570	–	9,114	46,684	11,528	–	3,881	15,409
Cash – GBP	–	3,944	90	4,034	–	3,462	734	4,196
Securities held for trading – Russian Rouble	13,937	–	–	13,937	–	–	–	–
Loans – Russian Rouble	3,530	–	–	3,530	1,260	–	40	1,300
	62,464	**5,035**	**12,434**	**79,933**	**135,986**	**4,507**	**5,341**	**145,834**

The weighted average rate on the Group's interest bearing financial assets was 5.79% in 2006 (2005 6.07%).

37. MONETARY ASSETS AND LIABILITIES

	2006 $'000	2005 $'000
Cash – US Dollar	11,748	124,929
Cash – Russian Rouble	46,684	15,409
Cash – GBP	4,034	4,196
Debtors – US Dollar	303	5,827
Debtors – Russian Rouble	42,502	23,755
Debtors – GBP	988	391
Loans (short-term) – Russian Rouble	3,530	1,300
Securities held for trading – Russian Rouble	13,937	–
	123,726	175,807
Monetary assets – US Dollar	12,051	130,756
Monetary assets – Russian Rouble	106,653	40,464
Monetary assets – GBP	5,022	4,587
	123,726	175,807
Creditors – US Dollar	12,065	9,678
Creditors – Russian Rouble	22,796	8,844
Creditors – GBP	968	2,463
Loans (short-term) – US Dollar	3,000	–
Loans (short-term) – Russian Rouble	–	174
Guaranteed Convertible Bonds – US Dollar	134,740	133,920
	173,569	155,079
Monetary liabilities – US Dollar	149,805	143,598
Monetary liabilities – Russian Rouble	22,796	9,018
Monetary liabilities – GBP	968	2,463
	173,569	155,079

38. COMMITMENTS UNDER OPERATING LEASES

At 31 December 2006 the Company had annual commitments under a non-cancellable operating lease of the office premises as set out below:

	Group		Company	
	2006 $'000	2005 $'000	2006 $'000	2005 $'000
Expiring:				
After five years	226	226	226	226
	226	**226**	**226**	**226**

During the year US$187,000 (2005 – US$174,000) of operating lease costs were charged under administrative expenses.

39. CAPITAL COMMITMENTS

Capital commitments include building construction of the new office building in Moscow and equipment and vehicle purchases for the Pioneer deposit development. Amounts contracted for but not provided for in the financial statements amounted to US$1,141,000 (2005 – US$3,000,000) and US$13,320,000 (2005 – Nil) respectively for the Group.

40. POST BALANCE SHEET EVENTS

During March and April 2007 Sicinius Ltd acquired an additional 18.32% of Irgiredmet for a consideration of US$9,177,000.

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MAIN REGIONS

Amur Region

Gold mining is one of the chief industries of the Amur Region where the Group's principal assets are located. The region's good infrastructure and accessible energy supply make it an ideal base for gold production. As well as ranking third amongst the main gold producing regions of the Russian Federation, the other primary industries of the Amur Region are electric power, coal production, food, timber and wood processing. It is also one of the main agricultural areas of the Far East.

Magadan Region

The Magadan Region is Russia's most important gold mining territory; there are nearly 2,000 placer gold deposits and 100 gold ore deposits in the area. Since the 1930's over 80 million ounces have been produced from alluvial and hard-rock mines. Due to the prevalence of the mining industry, the region's infrastructure is well established, with good all-weather roads and a readily available electricity supply predominantly from the Kolyma River hydro-electrical station.

Yamalanenetsky Autonomous Region

The oil and gas industry is the leading economic sector of the Yamalanenetsky Autonomous Region, and therefore there is a well developed local infrastructure which benefits our mining operations. Yamalzoloto's main assets are well located near to the regional capital of Salekhard on the Ob River. The area borders the Komi Republic, the Khanty-Mansiisk Autonomous Region and the Taimyr Autonomous Region.

OTHER REGIONS

Chita

The Chita Region has abundant mineral resources and its main industrial sectors are mining and metallurgy. The region is located in the Eastern Transbaikal (Zabaikalye) area (east of Lake Baikal) and has borders with the Buryatia Region, the Republic of Sakha (Yakutia), Irkutsk and Amur regions, Mongolia, and China. The Trans-Siberian and Baikal-Amur railways both pass through the region.

Republic of Sakha (Yakutia)

The Republic of Sakha (Yakutia) is situated in the northeastern part of the Eurasian continent, bordering on Krasnoyarsk Territory in the west, Irkutsk Region in the southwest, Amur and Chita regions in the south, Khabarovsk Territory in the southeast, and Magadan Region and the Chukotka Autonomous District in the east. Due to a variety of geological structural zones in the territory, Yakutia benefits from a diverse range of around 100 different types of mineral resources.

Buryatia Region

The Buryatia Region is located in the southern part of East Siberia south and east of Lake Baikal. It has a favourable geographic location, with borders on Irkutsk and Chita regions, the Republic of Tuva, and Mongolia. The republic is rich in mineral resources and production of hard rock and alluvial gold is increasing year by year.

Amur Region


Mine
Deposit
In development

Magadan Region



Yamal Region




MOSCOW
Yamalanenetsky Autonomous Region
Republic of Sakha
Buryatia Region
Chita Region
Amur Region
Magadan Region
Key
Airports
Railways
Rivers/Lakes
Roads
Regions

PETER HAMBRO MINING PLC

11 Grosvenor Place
Belgravia
London
SW1X 7HH

Tel. +44 20 7204 8900
Fax. +44 20 7204 8901
Email. contact@peterhambro.com

www.peterhambro.com

PETER HAMBRO MINING PLC

11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901

Website: www.peterhambro.com Email: corporate@peterhambro.com

9th May 2007

Holdings in Company

Peter Hambro Mining Plc (the "Company") has today been notified by AEGON UK Group of Companies that its holdings in the Company have decreased to below 3% of the total issued share capital of the Company.

Enquiries:

Alya Samokhvalova	Director of External Communications	+44 (0) 20 7201 8900
Marianna Adams	Investor Relations	+44 (0) 20 7201 8900
Tom Randell	Merlin	+44 (0) 20 7653 6620
Patrick Magee	JPMorgan Cazenove	+44 (0) 20 7155 4525

PETER HAMBRO MINING PLC

11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901
Website: www.peterhambro.com Email: corporate@peterhambro.com

16th May 2007

Publication of Reserves and Resources Information

Peter Hambro Mining Plc (the "Company" or "PHM") is today pleased to provide additional information on the Company's exploration activities at its Pioneer asset. Set out below is detailed information on recent assay results from drill-holes and trench sampling. This information supplements the information in the Group's 2006 Annual Report which is based on the Russian State Committee on Reserves ("GKZ") classification system.

The Company is aware of ongoing discussions between certain (non-Russian) companies and the Russian regulatory authorities (including Rosprirodnadzor) regarding the comparability of estimates of mineable reserves and the reconciliation of reserves prepared under non-Russian classifications with those submitted for approval to GKZ.

In light of the desirability of having comparability of GKZ and JORC reserves and resources estimates the Company has decided to defer the finalisation, independent review and publication of JORC estimates for its Pioneer asset until later in the year. PHM currently expects to be able to publish JORC estimates for Pioneer, along with a reconciliation of those estimates to the GKZ classification, by the fourth quarter of 2007.

In developing this reporting initiative the Company has closely consulted with the representatives of Rosprirodnadzor and the Company is pleased to announce that its approach on this matter has met with their full support.

Geological Data

Given this delay, and in order that the market should be as fully informed as possible in the interim period, the Board has decided to publish raw data on assay results from drill-holes and trench sampling at Pioneer without any additional assessment of their significance by the Company's management. These are set out below.

Pioneer Exploration Data

After acquiring the deposit in 2001, extensive exploration work has been undertaken by the Group, and three main ore bodies were delineated, details of which were communicated to the market. A 3 km long mineralised zone is intersected by faults which gives rise to a number of high grade columns at the intersections. To date, a total of 13 high grade ore columns have been predicted at the intersections of these three ore bodies and subsequently confirmed by several drill holes.

At present detailed exploration works have now been completed at three ore zones on the Pioneer licence area: Yuzhnaya, Promezhutochnaya, Bakhmut and intensive exploration works are underway at a fourth ore zone, Andreevskaya, which was discovered in 2006.

Where ore zones have been evaluated previously, the resource and reserve estimates have been computed to a depth of 200m from surface. Following the Pioneer site visit in 2006 by representatives of GKZ it has been agreed that future reserve and resource estimation will be carried out to a depth of 300m. So far all ore zones and ore columns explored have been found to be open at depth. In some of the ore columns, on which less exploration has been carried out, the actual depths of intersections are identified below.

Yuzhnaya Ore Zone

Initial geochemical and geophysical works at the Yuzhnaya zone identified the presence of three ore columns. As a result of subsequent exploration works a further four high grade ore columns were established. Two of these have been studied the most (7-10 ore intersections), and five have been intersected by several drill holes and/or trenches. From the south to the north these columns have the following characteristics:

Yuzhnaya Column No.1

The column was opened by one drill hole on profile 72; as a result gold grade of 25.4g/t over a thickness of 0.7m at a depth of 85m was established.

Yuzhnaya Column No.2

Situated 170m to the north from the previous column, it was intersected by three drill holes on one profile. The maximum gold grade is 186.15g/t on a 5.1m thickness at a depth of 205m.

Yuzhnaya Column No.3

Situated 80m to the north and intersected by two drill holes. At 5.0g/t cut off grade its thickness changes from 1.0 to 3.2m. The maximum gold grades, up to 26.8g/t, were established for a thickness of 3.2m.

Yuzhnaya Column No.4

Situated 80m to the north and intersected by one drill hole and one trench. This column was predicted previously and it is characterised (at a cut-off grade of 5.0g/t) by gold grades 11.9g/t at 1.2m thickness and 13.6g/t at 5.9m thickness.

Yuzhnaya Column No.5

Situated 380m to the north, at the bend of the ore zone and earlier predicted. Over a length of 55m it is intersected by six drill holes and one trench (40-80 x 80m). Its visible thickness ranges from 1.0 to 8.8m and the gold grades (at a cut-off grade of 5.0g/t) vary from 6.1g/t to 39.0g/t. The highest average grades of 25.1-39.0g/t are recorded on a thickness of 1.2-1.5m, and lower average grades over greater thicknesses (6.1g/t at 8.8m; 8.7g/t at 4.0m).

Yuzhnaya Column No.6

Situated 240m to the north-east, where we had earlier predicted the presence of mineralisation. Over a length of 70m it is intersected by eight drill holes and two trenches

(20x20-40m). Its visible thickness ranges from 1.0 to 11.0m, with grades from 5.7 to 94.8g/t. The greatest thickness is characterised (at a cut-off grade of 5.0g/t) as follows: 12.1g/t at 4.9m; 12.9g/t at 6.0m; 5.7g/t at 11.0m.

Yuzhnaya Column No7

This is situated 240m from the last column. It was intersected by a trench which exposed high grades: 21.0g/t at a thickness of 1.5m. Drilling here has been done across 80-100m.

Promezhutochnaya Ore Zone

Three ore columns were predicted here and confirmed by drilling.

Promezhutochnaya Column No.8

Situated 240m north-east from the last ore column of the Yuzhnaya zone. At a length of 160m it was explored by three drill holes (40m x 60m), and high grades of 22.9 – 47.8g/t over a thickness 1.4 – 1.5m were established.

Promezhutochnaya Column No.9

Situated 120m north-east and explored by seven drill holes (40m x 40m). Grades of 7.1g/t at a 3.9m thickness and 36.3 g/t at a 1.4m thickness were established. Maximal thickness of rich ores (cut-off 5.0g/t) is up to 4.0m (15.5g/t).

Promezhutochnaya Column No.10

This ore column was forecast by initial exploration works. It is situated 120m to the north-east. An interval of 80m rich mineralization has been identified by 18 drill holes (20m x 20m). The thickness of rich ores varies between 1.0 – 8.5m with grades between 5.6 – 67.3g/t including eight cross sections with grades 5.6g/t at thickness 5.4 – 8.5m. Rich mineralization is open to the east. The most Easterly drill hole, No187, shows a grade of 21.2g/t at 2m thickness.

Bakhmut Ore Zone

Bakhmut Column No.11

120m to the east of drill hole No187 as a result of exploration works on a grid of 80m x 60m high grade mineralization was identified by one drill hole. At 2.2m thickness gold grades are 12.1g/t.

Bakhmut column No.12

This is the most explored ore column (previously reported as Apophysis No1). It is explored by a pit to a depth of 40m on a grid 10m x 10m. Average grade here is 10g/t. As a result of detailed exploration the Group's initial estimates of gold content at this ore column were confirmed.

Bakhmut column No.13

It is situated 150m to the east and it was explored by three drill holes with the following results: 11.6 – 16.1g/t at 0.9 – 2.2m thickness (40m x 60m exploration grid).

This information can be summarised in the following table:

Name of Ore Column	Distance along zone from the southern edge of the Yuznaya zone	No. of holes/trenches that intersected the column	Grades	Indicated Thickness (at cut-off 5.0g/t)
Yuzhnaya zone – Ore Column No.1	200m North	1	25.4g/t	0.7m
Yuzhnaya zone – Ore Column No.2	370m North	3	186.15g/t	5.1m
Yuzhnaya zone – Ore Column No.3	450m North	2	26.8g/t	1.0-3.2m
Yuzhnaya zone – Ore Column No.4	530m North	1/1	11.9g/t 13.6g/t	1.2m 5.9m
Yuzhnaya zone – Ore Column No.5	910m North	6/1	6.1 – 39.0g/t	1.0m-8.8m
Yuzhnaya zone – Ore Column No.6	1205m North-East	8/2	5.7 – 94.8g/t	1.0m-11.0m
Yuzhnaya zone – Ore Column No.7	1515m	1/1	21.0g/t	1.5m
Promezhutochnaya zone – Ore Column No.8	1755m North-East	3	22.9-47.8g/t	1.4m-1.5m
Promezhutochnaya zone – Ore Column No.9	2035m North-East	7	7.1-36.3g/t	3.9m / 1.4m
Promezhutochnaya zone – Ore Column No.10 (including Drill Hole 187)	2155m North-East	18	5.6-67.3g/t 21.2g/t	1.0m – 8.5m 2.0m
Bakhmut zone – Ore Column 11	2275m East	1	12.1g/t	2.2m
Bakhmut zone – Ore Column 12	2435m East	pilot-scale pit	11.6 – 16.1g/t	2.2m
Bakhmut zone – Ore Column 13	2585m East	3	11.6 – 16.1 g/t	0.9 – 2.2m

On the advice of its geological and mining teams, the Group has decided not to explore these columns further for reserve definition purposes, preferring to finalise the detailed evaluation of this material in the mining plan in due course. Accordingly it is possible that the mining results may exceed the base case predictions.

Andreevskaya Ore Zone

Last year a new, fourth ore body, Andreevskaya, previously predicted by geochemical and geophysical models was identified. It has been traced for 2 km out of which 870 m has been explored on a grid of 60-100 x 25-50 m, by 9 trenches and 31 drill holes. Mineralization has been encountered to a depth of 140-160m and is open in all directions.

Variable gold grades, between 0.9g/t and 368.4g/t along the evaluated section, have been identified. Maximum grades (up to 1,225.0g/t) have been found in the central area of the explored part of the zone.

To date, drill holes and trenching works on 450m, of the known 2km strike; show an average grade of 32g/t to a depth of 90m over a 6m width. Significant silver grades are also present, with grades of some samples greater than 1,000g/t silver.

Andreevskaya Column No.1

It is explored along a length of 190m by three trenches and nine drill holes to a depth of 140-160m yielding the following parameters: thickness 2.8-19.3m; gold grades 5.4-119.5 g/t.

High grades of gold were identified both in trenches (55.8 g/t at 12,0 m thickness), and in drill holes (119.5 g/t at 2.80m thickness; 26.0 g/t at 19.3m thickness). Rich mineralisation is intersected by lower grade material (1.0-2.8 g/t at 1.6-6.7m thickness).

Further to the east 40-50m interval of lower grade ores (1.1-1.3 g/t gold at 1,7-9,0m thickness) has been identified by 1 trench and 3 drill holes.

Andreevskaya Column No.2

This ore column was explored along a length of 150m by two trenches and three drill holes to a depth of 90m.

The mineralisation has the following characteristics: 4.2-368.8 g/t gold at 3.9-9.9m thickness. The highest grades were established in drill hole 337 (368.8g/t at 9.9m thickness), at a depth of 60m. In trenches 20.75g/t over a thickness of 4.0m; 12.7g/t at 6.0m thickness.

Further to the east an area of mineralization 240m in length was followed but not explored in detail. Two isolated drill holes and a trench identified 0.8-0.9g/t gold grades at 0.7-5.0m thickness.

Andreevskaya Column No.3

This column intersected by one drill hole to a depth of 40m, is located 270m to the east of ore column No2. Gold grades identified: 32.8g/t at 6.3 m thickness.

It would seem that the ore body contains a number of high grade ore columns, three of which have been identified so far, with the following parameters:

Name of Ore Column	Distance Along Zone From profile 81	No. of Holes that intersected the column	Average Grade	Indicated Thickness
Andreevskaya zone - Ore Column No.1	150m East	9	5.4-119.5 g/t	2.8-19.3 m
Andreevskaya zone – Ore Column No.2	380m East	3	4.2-368.8 g/t	3.9-9.9 m
Andreevskaya zone – Ore Column No.3	530m East	1	32.8 g/t	6.3 m

Competent Persons' Report

Peter Hambro Mining is now commissioning the preparation of a Competent Persons' Report over its principal assets. It is intended that the results of this will be published at the same time as the GKZ numbers are submitted, currently estimated to be early in the autumn of 2007.

Key Points on the Group's GKZ estimates

The Group has hitherto reported its reserves and resources according to the Russian Reserves and Resources classification system which was approved by the State Committee on Reserves ("GKZ") in 1965 (as amended in 1981) since this is its functional reporting system ("The Russian System").

Licence holders must register A, B, C1, and C2 category reserves with GKZ to be able to extract them depending upon the structural complexity class of the deposit. Gold deposits are usually in complexity class 3 or 4 for which categories C1 and/or C2 are only available; categories A and B are rarely if ever recorded for such deposits.

Part of the Group's C1 and C2 reserves are as yet unregistered. Failure to register does not impose any sanctions on any Group company.

It should be noted that of the P Category resources, based on management estimates, P1 is supported by drilling, and P2 is supported by some or all of geological, geochemical, and geophysical evidence.

This release has been reviewed by Dr. Stephen Henley, who is an independent geological advisor to the Board of Directors of Peter Hambro Mining Plc. Dr Henley is qualified to act in the capacity of a Competent Person for the purposes of this statement.
Dr. Henley has consented to the inclusion of the material in the form and context in which it appears.

Dr Stephen Henley holds a PhD in Geology (University of Nottingham, 1970). He is a Fellow of the Geological Society, a Fellow of the Institution of Materials, Minerals and Mining, and a Chartered Engineer. He is also a Charter Member of the International Association for Mathematical Geology. He has been employed in exploration, mining, academic, and geological consultancy posts since 1970 and has participated in Competent Person studies on a variety of different minerals and types of deposit, including gold, polymetallic, and chromite projects.

Dr Henley is currently Chairman of PERC (the Pan-European Reserves and Resources Reporting Committee, European equivalent of the Australasian JORC), and a convenor and secretary of a CRIRSCO working group on harmonisation of Russian and international reserve reporting systems. He owns no direct or, to the best of his knowledge, indirect interests in the shares or securities of Peter Hambro Mining Plc or of any of its associated or subsidiary companies and does not expect to receive direct or indirect interest in any of the Company's projects or in the shares and securities of the Company.

Enquiries:

Alya Samokhvalova	Director of External Communications	+44 (0) 20 7201 8900
Marianna Adams	Investor Relations	+44 (0) 20 7201 8900
Tom Randell/ Maria Suleymanova	Merlin	+44 (0) 20 7653 6620
Patrick Magee	JPMorgan Cazenove	+44 (0) 20 7155 4525

PETER HAMBRO MINING PLC

11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901

Website: www.peterhambro.com Email: corporate@peterhambro.com

16th May 2007

2006 Annual Report & Accounts

Notice of Annual General Meeting

Peter Hambro Mining Plc ("PHM" or the "Company") today released its Annual Report and Accounts for the financial year ended 31st December 2006. Alongside the Annual Report, the Company is also releasing a separate Sustainability Report for the first time. The Company's 2006 Annual Report which is being issued further to the preliminary announcement of the annual results reported on 23rd April 2007 details:

- PHM's operating assets and their performance during 2006;
- Analysis and discussion of PHM's financial performance and status;
- A review of exploration work undertaken during 2006 and planned for the future.

The Annual Report is now available online at www.peterhambro.com. Additional copies may be requested directly from the Company and will be available at the Company's registered office, 11 Grosvenor Place, London SW1X 7HH from Monday 21st May 2007.

Printed copies of the Annual Report will be distributed to shareholders later this week together with the Notice of the Annual General Meeting and proxy form. The Annual General Meeting will be held at 12 noon on Wednesday 27th June 2007 at 11 Grosvenor Place, London SW1X 7HH, and Notice of the Meeting will be available online and at the Company's registered office from Monday 21st May 2007.

Enquiries:

Alya Samokhvalova	Director of External Communications	+44 (0) 20 7201 8900
Marianna Adams	Investor Relations	+44 (0) 20 7201 8900
Tom Randell / Maria Suleymanova	Merlin	+44 (0) 20 7653 6620
Patrick Magee	JPMorgan Cazenove	+44 (0) 20 7155 4525

PETER HAMBRO MINING PLC

11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901

Website: www.peterhambro.com Email: corporate@peterhambro.com

18th May 2007

Holdings in Company

Peter Hambro Mining Plc (the "Company") has today received notification by Black Rock Inc. that its holding in the Company has increased to 8,455,675 Ordinary shares, representing 10.42% of the total issued share capital of the Company.

Enquiries:

Alya Samokhvalova	Director of External Communications	+44 (0) 20 7201 8900
Marianna Adams	Investor Relations	+44 (0) 20 7201 8900
Tom Randell	Merlin	+44 (0) 20 7653 6620
Patrick Magee	JPMorgan Cazenove	+44 (0) 20 7155 4525

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the contents of this document or the action you should take, you are recommended to take advice from a person authorised under the Financial Services and Markets Act 2000 who specialises in advising in connection with shares and other securities.

If you have sold or otherwise transferred all of your shares in Peter Hambro Mining Plc please send this document, together with the accompanying Form of Proxy, to the purchaser or transferee or to the stockbroker, bank, or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee. If you have sold or transferred only part of your holding of shares in Peter Hambro Mining Plc you should retain this document and consult the stockbroker, bank or other agent through whom the sale or transfer was effected.

This document should be read in conjunction with the Annual Report and Accounts in respect of the year ended 31 December 2006.

PETER HAMBRO MINING PLC

(Incorporated in England and Wales with Registered No. 4343841)

Notice of
Annual General Meeting
to be held on 27 June 2007

Notice of the Annual General Meeting to be held at 12 noon on Wednesday 27 June 2007 at 11 Grosvenor Place, London SW1X 7HH is set out on pages 5-7 (inclusive). A form of proxy for use in relation to the Annual General Meeting is enclosed.

The action to be taken by Shareholders is set out on page 4. Whether or not you propose to attend the Annual General Meeting you are requested to complete and submit a Form of Proxy in accordance with the instructions printed on the enclosed Form of Proxy. To be valid, the Form of Proxy must be completed and returned, in accordance with the instructions printed thereon, to the Company's registrars, by post to: Capita Registrars (Proxy Processing Centre), at Telford Road, Bicester OX26 4LD; or by hand to: Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU, as soon as possible but in any event so as to be received not less than 48 hours before the time appointed for the Annual General Meeting. Completion and return of a Form of Proxy will not preclude a member from attending and voting in person.

PETER HAMBRO MINING PLC

11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH

TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901

Website: http://www.peterhambro.com Email: corporate@peterhambro.com

Directors:

Peter Hambro	(Executive Chairman)
Sir Rudolph Agnew	(Non-Executive Director)
Jay Hambro	(Non-Executive Director)
Peter Hill-Wood	(Non-Executive Director)
Philip Leatham	(Non-Executive Director)
Andrey Maruta	(Finance Director)
Alexei Maslovskiy	(Business Development Director)
Dr Pavel Maslovskiy	(Chief Operating Officer)
Alfiya Samokhvalova	(Director of External Communications)

14 May 2007

Dear Shareholder

Annual General Meeting 2007

I am writing to inform you that the Annual General Meeting (the "**AGM**") of the Company will be held at 12 noon on 27 June 2007 at 11 Grosvenor Place, London SW1X 7HH. The formal Notice of the AGM and resolutions to be proposed are set out on pages 5 to 7. The resolutions to be put to the Meeting will address the following matters:

ORDINARY BUSINESS

Annual Report and Accounts (Resolution 1)

Shareholders will be asked to receive and adopt the Annual Report and Accounts of the Company for the year ended 31 December 2006 together with the report of the auditors.

Auditors (Resolution 2)

The Company is required at each general meeting at which accounts are presented to appoint auditors to hold office until the next such meeting. Moore Stephens LLP have indicated their willingness to continue in office. Accordingly, Resolution 2 re-appoints Moore Stephens LLP as auditors to the Company and authorises the Directors to fix their remuneration.

Re-appointment of Directors (Resolutions 3 to 5)

Peter Hambro, Pavel Maslovskiy and Sir Rudolph Agnew retire in accordance with Articles 91 and 92 of the Company's Articles of Association and, being eligible, offer themselves for re-election.

Following the evaluation of the performance of each of the above Directors, the Board considers that each of these Directors demonstrates commitment and effectiveness in their role. The Board has also reviewed the composition of the Board as a whole and borne in mind the need for a proper balance of skills and experience. The Board has therefore carefully considered the position of the above Directors and, given that each of these Directors is eligible for reappointment, the Board recommends their re-election.

Brief biographical details of each of the Directors standing for re-election appear on page 30 of the Annual Report and Accounts which are being posted to shareholders with this Notice of AGM.

SPECIAL BUSINESS

Authority to allot shares (Resolution 6)

Under the Companies Act 1985 (the "Act"), the Directors are not permitted to issue new shares (or to grant rights over shares) unless authorised to do so by the shareholders. Resolution 6 authorises the Directors to allot Ordinary shares in the Company ("**Ordinary Shares**") up to a maximum aggregate nominal amount of £270,516. This represents one third of the nominal value of the issued share capital as at the date of this Notice of AGM.

Partial disapplication of pre-emption rights (Resolution 7)

Under the Act, the Directors require authority from shareholders before allotting new shares (or rights in respect of shares) for cash without first offering them to existing shareholders in proportion to their existing holdings. Resolution 7, which will be proposed as a special resolution will, if passed, disapply the statutory pre-emption rights for issues of the Ordinary Shares, in addition to the existing authority of the Company to issue Ordinary Shares pursuant to the 2005 $140,000,000 7.125 per cent. guaranteed convertible bonds, issued by Peter Hambro Mining Group Finance Limited, due 2010 guaranteed by, and convertible into Ordinary shares of the Company the Company, for the following purposes:

(a) to enable rights issues, open offers or equivalent offers and the like to be implemented on a basis which enables the Directors to make arrangements to deal with (*inter alia*) fractional entitlements and overseas securities laws;
(b) to enable the issue of shares pursuant to share option schemes adopted by the Company; and
(c) authorising the issue of Ordinary Shares up to an aggregate nominal amount of £40,577, (representing 5 per cent. of the current issued share capital of the Company as at the date of this Notice of AGM).

Such authority, if given, will expire at the conclusion of the Annual General Meeting of the Company in 2008, or, if earlier, on the date falling 15 months after the date of the passing of this Resolution 7. Following the implementation of The Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003 (the "**Regulations**"), this extends to any subsequent sale of equity securities which have been held in treasury.

Authority to purchase shares (Resolution 8)

The Company's Articles of Association permit the Company to purchase its own shares subject to shareholders' prior approval being obtained. It is proposed that the Company is authorised to purchase, subject to the limitations set out in Resolution 8, up to 4,057,752 Ordinary shares, representing 5 per cent. of its issued share capital as at the date of this Notice of AGM. It is the intention of the Directors only to exercise such authority if satisfied that to do so would be in the best interests of the Company. The Directors have no present intention to make any such purchase.

Under the Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003, which came into force on 1 December 2003, the Company is allowed to hold up to 10% of its own shares in treasury following a buy back, instead of cancelling them as previously required. This will give the Company the ability to re-issue treasury shares quickly and cost-effectively and will provide the Company with additional flexibility in the management of its capital base. Such shares may be resold for cash but all rights attaching to them, including voting rights and any right to receive dividends are suspended whilst they are held in treasury. If the Board exercises the authority conferred by Resolution 8, the Company will have the option of either holding in treasury or of cancelling any of its own shares purchased pursuant to this authority and will decide at the time of purchase which option to pursue. It will be possible for the Company to transfer shares out of treasury pursuant to an employee share scheme.

Action to be taken

You will find enclosed a Form of Proxy for use at the AGM. Please complete, sign and return the enclosed form as soon as possible in accordance with the instructions printed thereon, whether or not you intend to be present at the AGM. Forms of Proxy should be returned so as to be received by the Company's registrars, by post to: Capita Registrars (Proxy Processing Centre), at Telford Road, Bicester OX26 4LD; or by hand to: Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU, as soon as possible, but in any event no later than 12 noon on 25 June 2007. Completion and return of the Form of Proxy will not prevent you from attending in person and voting at the meeting should you subsequently decide to do so.

Recommendation

Your Directors consider that the proposals described in this letter are in the best interests of shareholders as a whole and unanimously recommend shareholders to vote in favour of the resolutions to be proposed at the AGM, as they intend to do (other than in respect of their own appointments as Directors in respect of their beneficial holdings, amounting in aggregate to 23,916,501 Ordinary Shares, representing approximately 29.47 per cent. of the Company's issued Ordinary Shares, of which 0.03 per cent. is held by the Independent Directors.

Yours sincerely,

Peter Hambro
Chairman

PETER HAMBRO MINING PLC

(Incorporated in England and Wales with Registered No. 4343841)

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the fifth Annual General Meeting of the Company will be held at 12 noon on Wednesday 27 June 2007 at 11 Grosvenor Place, London SW1X 7HH (the "**Notice**") for the following purposes:

Ordinary Business:

1 To receive and adopt the report of the Directors and the audited accounts of the Company for the year ended 31 December 2006 together with the report of the auditors.

2 To re-elect Moore Stephens LLP as auditors of the Company until the conclusion of the next general meeting at which accounts are laid before the Company and to authorise the Directors to fix their remuneration.

3 To re-elect Peter Hambro, who retires by rotation in accordance with Articles 91 and 92 of the Company's Articles of Association and who, being eligible, offers himself for re-election as a Director.

4 To re-elect Pavel Maslovskiy, who retires by rotation in accordance with Articles 91 and 92 of the Company's Articles of Association and who, being eligible, offers himself for re-election as a Director.

5 To re-elect Sir Rudolph Agnew, who retires by rotation in accordance with Articles 91 and 92 of the Company's Articles of Association and who, being eligible, offers himself for re-election as a Director.

Special Business:

6 To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

THAT the Directors be and they are hereby generally and unconditionally authorised in accordance with section 80 of the Companies Act 1985 (the "**Act**") (and in substitution for any existing power to allot relevant securities) to exercise all the powers of the Company to allot relevant securities (within the meaning of the said section 80) up to an aggregate nominal amount of £270,516 during the period commencing on the date of the passing of this Resolution and expiring five years from the date of the passing of this Resolution, but so that this authority shall allow the Company to make before the expiry of this authority offers or agreements which would or might require relevant securities to be allotted after such expiry and notwithstanding such expiry the Directors may allot relevant securities in pursuance of such offers or agreements.

7 To consider and, if thought fit, to pass the following resolution as a Special Resolution:

THAT the Directors be and they are hereby empowered, pursuant to section 95 of the Act:

(i) subject to the passing of Resolution 6 set out in the Notice, to allot equity securities (within the meaning of section 94 of the Act) for cash pursuant to the authority given in accordance with section 80 of the Act by the said Resolution 6; and

(ii) to allot equity securities where such allotment constitutes an allotment of securities by virtue of section 94(3) of the Act, as if section 89(1) of the Act did not apply to any such allotment, provided that this power shall be limited to the allotment equity securities (excluding any shareholder holding shares as treasury shares):

(a) in connection with or the subject of an offer or invitation, including a rights issue or open or equivalent offer, open for acceptance for a period fixed by the Directors, to holders of Ordinary Shares and such other equity securities of the Company as the Directors may determine on the register on a fixed record date in proportion (as nearly as may be) to their respective holdings of such securities or in accordance with the rights attached thereto, including equity securities which, in connection with such offer or invitation, are the subject of, or the arrangements for which provide for, such exclusions or other arrangements as the Directors may deem necessary or expedient to deal with fractional entitlements that would otherwise arise or with legal or practical problems under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory or otherwise;

(b) pursuant to the terms of any share option scheme adopted by the Company (and any shares acquired or held by the Company in treasury may be transferred in satisfaction of the exercise of options under any of the Company's share option schemes); and

(c) (otherwise than pursuant to sub-paragraphs (a) to (b) above) up to an aggregate nominal amount of £40,577,

and shall expire at the conclusion of the Annual General Meeting of the Company in 2008, or, if earlier, on the date falling 15 months after the date of the passing of this Resolution except that the Company may before such expiry make offers or agreements which would or might require equity securities to be allotted after such expiry and notwithstanding such expiry the Directors may allot equity securities in pursuance of such offers or agreements and all authorities previously conferred under section 95 of the Act be and they are hereby revoked, provided that such revocation shall not have retrospective effect.

8 To consider and, if thought fit, to pass the following resolution as a Special Resolution:

THAT the Company be and is hereby generally and unconditionally authorised, pursuant to and in accordance with section 166 of the Act, to make a market purchase or market purchases (within the meaning of section 163(3) of the Act) of its Ordinary Shares in such a manner and on such terms as the Directors may from time to time determine provided that:

a) the maximum aggregate number of Ordinary Shares hereby authorised to be so acquired is 4,057,752 or, if the Ordinary Shares have a nominal value other than £0.01 each, such number as has an aggregate nominal value equal to £40,577;

b) the minimum price which may be paid for each Ordinary Share is £0.01 per share;

c) the maximum price (exclusive of expenses) which may be paid for each Ordinary Share is not more than 5 per cent. above the average of the middle market quotations derived from the Daily Official List for the five business days immediately preceding the date of purchase of the shares;

(d) the authority hereby conferred shall expire at the conclusion of the Annual General Meeting of the Company in 2008, or if earlier, on the date falling 15 months after the date of the passing of this Resolution, unless such authority is revoked, varied or renewed by the Company in General Meeting prior to such time; and

(e) the Company may, prior to the expiry of the authority hereby conferred, enter into a contract or contracts to purchase Ordinary Shares under such authority which will or may be executed wholly or partly after such expiry, and may purchase Ordinary Shares pursuant to such contract or contracts.

Dated 14 May 2007

Registered office:
11 Grosvenor Place,
Belgravia,
London SW1X 7HH

By Order of the Board
Heather Williams FCIS
Company Secretary

Notes:

1 Only members entitled to receive notice, or persons appointed as a proxy/corporate representative, are entitled to attend AGMs and only those entitled to attend will be admitted to the Meeting without prior approval of the Company.

2 A member entitled to attend and vote at the Meeting may appoint one or more proxies to attend and (on a poll) vote instead of him. A proxy need not be a member of the Company.

3 A Form of Proxy is provided with this Notice. Completion and return of such a proxy will not prevent a member from attending the Meeting and voting in person.

4 To be effective, the Form of Proxy and any power of attorney or other authority under which it is signed (or a notarially certified copy of such authority) must be deposited with the Company's registrars, by post to: Capita Registrars (Proxy Processing Centre), at Telford Road, Bicester OX26 4LD; or by hand to: Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU as soon as possible and in any event not less than 48 hours before the time of the holding of the Meeting or any adjournment thereof.

5 Pursuant to regulation 41(1) of the Uncertificated Securities Regulations 2001 (2001 No. 3755) the Company has specified that only those members registered on the register of members of the Company at 6.00 p.m. on 25 June 2007 shall be entitled to attend and vote at the Meeting in respect of the number of Shares registered in their name at that time. Changes to the register of members after 6.00 p.m. on 25 June 2007 shall be disregarded in determining the rights of any person to attend and vote at the Meeting.

6 The Register of Directors' interests in the shares of the Company and copies of the service agreements between the Company and its Directors will be available for inspection at the registered office of the Company during usual business hours on any weekday (Saturdays, Sundays and public holidays excluded) until the date of the AGM and also on the date and at the place of the AGM from 15 minutes prior to the commencement of the AGM until the conclusion thereof.

PETER HAMBRO MINING PLC

11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901

Website: www.peterhambro.com Email: corporate@peterhambro.com

23rd May 2007

Holdings in Company

Peter Hambro Mining Plc (the "Company") has today received notification by Vanguard Precious Metals and Mining that its holding in the Company has increased to 2,876,368 Ordinary shares, representing 3.54% of the total issued share capital of the Company.

Enquiries:

Alya Samokhvalova	Director of External Communications	+44 (0) 20 7201 8900
Marianna Adams	Investor Relations	+44 (0) 20 7201 8900
Tom Randell	Merlin	+44 (0) 20 7653 6620
Patrick Magee	JPMorgan Cazenove	+44 (0) 20 7155 4525



- Sustainability Committee established at Board level
- Commitment to continue implementation of International Finance Corporation (IFC) Performance Standards on social and environmental sustainability and the World Bank Group/IFC guidelines
- Commitment to continue implementation of sustainability reporting, moving towards fulfilment of the Sustainability Reporting Guidelines of the Global Reporting Initiative
- Commitment to bring operations into compliance with the Sustainable Development Principles of the International Council of Mining and Metals (ICMM)
- No emissions in excess of regulatory limits reported at the Pokrovskiy Mine
- No instances of non-compliances identified by the Russian regulatory authorities
- The Group's environmental and social management plan and team will be augmented to assist in the implementation of international good practice
- Ongoing IFC equity investment provides technical support and regular independent reviews of the Company's environmental and social performance
- Significant community investment and support undertaken

Contents

MESSAGE FROM THE CHAIRMAN



Peter Hambro
Executive Chairman

We are convinced that maintaining high levels of economic, environmental and social performance contributes to increased shareholder value and maintains and enhances our "social licence to operate" within our host communities.

I am pleased to present to you our first Sustainability Report, which aims to increase awareness of Peter Hambro Mining Plc's (referred to below as the "Company") environmental and social programme. Our values and business principles that are stated in this report have been developed in consultation with our employees and other stakeholders and are reviewed on an ongoing basis to ensure long-term adherence to the principles of sustainability. Peter Hambro Mining Plc and its group of companies (the "Group") understands the importance of integrating our social, environmental and economic performance into our overall business approach. This Sustainability Report will give you an insight into some of our economic, social and environmental programmes undertaken over the past year and sets out a programme for continued improvement in environmental and social performance going forward.

The Company's environmental and social policies are designed to comply with both Russian regulatory requirements and with international good practice. For example, we have always maintained a policy of adherence to the World Bank Group/International Finance Corporation (IFC) performance standards on social and environmental sustainability as well as the environmental, health and safety guidelines. The IFC, which invested in the Company in 2005, undertakes a full environmental and social audit of our operations on a regular basis, and has reported good progress in the implementation of IFC standards and guidelines.

The development and maintenance of good relations with our local "host" communities is another area of great importance for the Group. We work closely with regional authorities and community organisations to establish and support a wide range of community investment and development programmes. We are also committed to continued investment in our employees, by providing opportunities to develop their skills, promote innovation at work, and to maintain health and well-being. We believe our commitment to our people enhances morale and contributes to reduction of absences through illness and an increase in staff retention.

The Board of Directors fully supports the Group's sustainability strategy and this year we are pleased to announce the creation of a Sustainability Committee specially designed to monitor, review and make appropriate recommendations to the Board on the best industry practices, the most recent requirements of the London market and the state of health, safety, environment, social and community relations issues in the Company, making use of an independent consultancy and management reports where appropriate. To assure its effectiveness and independence from the Board, the Committee consists of three Non Executive Directors, Philip Leatham, Sir Rudolph Agnew and Peter Hill-Wood, and one Executive Director, Alfiya Samokhvalova. The Committee was established in early 2007 and is chaired by Philip Leatham. The role of the Committee is to oversee the continued implementation of our environmental and social programme including implementation of reporting in accordance with the Global Reporting Initiative, and the compliance with IFC's environmental and social requirements. The Group also hired an independent consultancy, Citrus Partners LLP, who have recently undertaken an audit of the Pokrovskiy operations, to assist us in the ongoing implementation of our environmental and social programme. A summary of the conclusions from their audit is included in this Report, and further detail will soon be available on our website at www.peterhambro.com.

We believe in investing in a better future for all of our employees. This year we achieved outstanding production and financial results in part through the skills, experience and commitment to excellence of our management and production teams. While we are on track to hit our targets, there is still much we can do to improve and we rely on the continued efforts of our employees for future successes.

OBJECTIVES AND STRATEGIES



Primary School, Magdagachi


Flowers in the Amur Region

Objectives
Our objectives in publishing this Sustainability Report are to demonstrate to shareholders and stakeholders alike how the Company operates, and how we aspire to improve our environmental and social performance on an ongoing basis.

- We are committed to managing our operations to ensure the safety and security of our employees, contractors, neighbours, and our host environment. In planning our approach to business we recognise our duties to shareholders and responsibilities to wider stakeholders.
- We will continue to implement the IFC performance standards and guidelines and international good practice, throughout our operations.
- We will develop and implement reporting systems to meet the requirements of the Global Reporting Initiative (GRI) and ICMM Sustainable Development Principles.

Sustainability Strategy
Our Sustainability Strategy is designed to improve our environmental, health and safety and social performance through the ongoing implementation of international good practice, and to build on our existing compliance with the Russian regulatory requirements.

We see that this approach underpins our ability to continue to increase shareholder value.

Key elements of our Sustainability Strategy are:

- Full compliance with the Russian regulatory requirements in parallel with implementation of international good practice;
- Continued implementation of the IFC guidelines and performance standards;
- Continued implementation of sustainability reporting, moving towards fulfilment of the Sustainability Reporting Guidelines of the Global Reporting Initiative
- Bringing operations into compliance with the ICMM Sustainable Development Principles.

The ICMM Sustainable Development Principles
The ICMM Sustainable Development Principles provide a broad framework for the management of our business. Our current status against these principles is outlined below:

ICMM Sustainable Development Principle	Status of the Group
Implement and maintain ethical business practices and sound systems of corporate governance	• The Group seeks to operate with integrity and transparency, and has implemented a range of corporate governance initiatives • We will continue to develop our policies and practices with regard to corporate governance
Integrate sustainable development considerations within the corporate decision-making process	• A sustainability strategy is currently being implemented
Uphold fundamental human rights and respect cultures, customs and values in dealings with employees and others who are affected by the company's activities	• We seek to operate in a manner that respects our workers and local communities
Implement risk management strategies based on valid data and sound science	• Extensive risk monitoring and risk management is undertaken by internal and external experts under the supervision of the Russian regulatory authorities
Seek continual improvement of health and safety performance	• We have an existing health and safety management system which is being revised to reflect international good practice
Seek continual improvement of environmental performance	• We have an existing environmental management system which is being revised to reflect international good practice
Contribute to conservation of biodiversity and integrated approaches to land use planning	• We work closely with local authorities to ensure that our activities do not conflict with the existing land use or adversely impact on biodiversity
Facilitate and encourage responsible product design, use, re-use, recycling and disposal of products	• We have existing waste management systems and are continually seeking means to reduce product consumption and waste disposal
Contribute to the social, economic and institutional development of the communities in which the company operates	• We make a significant contribution to our host communities by supporting a wide range of educational, health and social initiatives
Implement effective and transparent engagement, communication and independently verified reporting arrangements with the stakeholders	• We are in the process of enhancing our reporting to stakeholders, and this report represents the first step in that process



Health and Safety briefing at Pokrovskiy Rudnik



Hard hat at Pokrovskiy Rudnik

Our Approach to Sustainability Reporting
We are committed to increase the transparency of our non-financial performance and to provide clear information accessible to all stakeholders. This is the first dedicated Sustainability Report, and further such reports will be produced on an annual basis going forward. We are committed to introduce reporting in accordance with the Global Reporting Initiative (GRI).

This Report provides an overview of how we manage environmental and social issues, and focuses this year on the Pokrovskiy Mine, which currently accounts for the majority of our production. Environmental, health, safety and social performance information on our exploration and development activities and our joint ventures, is not included in this Report. We will seek to expand our environmental and social reporting over time to cover these activities in an appropriate manner.

In support of this Report, we will also continue to develop the information provided on the Company's website. Further details of overall corporate governance, principal risks corporate and management structures of the Group are provided in the Peter Hambro Mining Plc's Annual Report and Accounts 2006.

Our Two-Year Plan for Sustainability Management and Performance
We have developed a two-year programme for the ongoing implementation of our Sustainability Strategy, as outlined below.

During 2007 and 2008 we will focus on consolidating what we have achieved to date in a systematic structure and management system that can be rolled-out across our other activities and new projects. We will continue to monitor and improve the effectiveness of our environmental and social management and to extend its scope as appropriate to adopt international good practice.


Two-Year Plan
2006
2007
2008
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Q1
Annual Sustainability Report
Develop Policies & Procedures
Implement Policies & Procedures
Develop & implement reporting system
Continue implementation of IFC Requirements
Annual Independent Audits

SUSTAINABILITY MANAGEMENT STRUCTURE



Vladimir Riabikin, Deputy General Director of MC PHM for natural resources management

A Board-level Sustainability Committee was established this year to evaluate the effectiveness of the Group's programmes and its control systems for identifying and managing health, safety and environmental risks within the Group's operations. The Committee is independent from the executive management, and consists of three Non Executive Directors and one Executive Director.

The current size and scale of the Group provides us with significant resources, capabilities and experience to manage environmental, social and health and safety issues effectively.

The Natural Resources Management and Ecological Department, which is based in Moscow, supports the Peter Hambro Mining Board, provides guidance and support to OAO Pokrovskiy Rudnik, the operating Company at the Pokrovskiy Mine, carries out internal environmental audits, oversees all environmental activities of the operating companies in the Group throughout Russia and liaises with the regulatory agencies based in Moscow.

The Sustainability Committee oversees all aspects of environmental and social management, setting priorities for the Group and reviewing progress in implementation.

Over the coming year, we will seek to build on our significant strengths in operational monitoring by developing further our own environmental social resources and capabilities related to project design, development and providing support to construction and operational activities. We are identifying appropriate experts to work with us at a corporate and operational level to implement good practice in mining environmental and social management throughout the Group.

Our current sustainability management structure is presented below. This structure will change over the coming year to reflect the new management systems being implemented and to reflect the introduction of additional expertise and resources into the Group.


Chairman and Deputy Chairman
Peter Hambro & Pavel Maslovskiy
Environmental Structure
Social Structure
Health & Safety Structure
General Director Irgiredmet Vladimir Dementeev
General Director MC PHM Sergei Ermolenko
Director of External Communications PHM Plc Alya Samokhvalova
Investor Relations & communications with media
General Director MC PHM Sergei Ermolenko
Coordination of communications with Federal bodies and responsibility for all social issues within the Group
Welfare Officer (Blagoveschensk) Uliana Levanova
PHM Sustainability Committee (London) Philip Leatham (Chairman), Sir Rudolph Agnew, Peter Hill-Wood, Alya Samokhvalova
Deputy General Director Irgiredmet Director of Ecological Laboratory Vladimir Petrov
External independent ecological control and audit
Chief Engineer MC PHM Alexander Mutiev
Ecological operational management and methodology
Deputy General Director MC PHM Natural Resources Management Vladimir Riabikin
Internal ecological control and audit
Director of Corporate Communications Dept & Welfare Officer MC PHM Uliana Levanova
Communications with Amur region media, NGOs, coordination of sponsorship and charitable donations and internal communications with all employees
Deputy General Director MC PHM Andrei Lushel
Coordination of communications with State bodies in Amur Region and management of Human Resources
Ecological & Environmental Department (Moscow) Vladimir Riabikin
Environmental Department (Blagoveschensk) Director of Ecological Department Vera Usova
Irgiredmet Environmental Laboratory (Irkutsk) Director of Ecological Laboratory Vladimir Petrov
Director of Ecological Department MC PHM Vera Usova
General Directors of Companies within the Group Structure

AN OVERVIEW OF SUSTAINABILITY PERFORMANCE AT THE POKROVSKIY MINE



Accommodation camp at Pokrovskiy Rudnik



Canteen at Pokrovskiy Rudnik



Worker at Pokrovskiy Rudnik

Introduction
In this, our first Sustainability Report, we have focused on the Pokrovskiy Mine, our key producing asset in the Amur Region.

Mine Description
The Pokrovskiy Mine (operated by OAO Pokrovskiy Rudnik ("Pokrovskiy Rudnik")) has been in operation since 1999, and to date 825,000 ounces of gold has been produced at the mine, making Pokrovskiy Rudnik one of the largest gold producers in the Amur Region.

Ore is mined from two open pits using conventional blasting techniques and truck and shovel operations to take ore from the pit to the primary crusher. Overburden is stored in stockpiles adjacent to the open pits. High grade ore (>1g/t) is then transported to the main processing facility where it is fed into the processing mill, using conventional SAG and ball mills.

Conventional cyanide leaching is used to dissolve gold from ore in processing tanks, with the gold then being absorbed onto resin granules ("resin in pulp" or "RIP"). Gold and silver are recovered from the resin by electrolysis and the resulting metal sludge is then smelted into dore bars.

Low grade ore is placed onto a series of heap leach pads and conventional cyanidation process is used to leach gold from the ore. Gold-bearing leachate is collected and pumped into columns filled with resin which absorb the gold ready for introduction of the resin into the main electrolytic gold recovery process prior to smelting into dore bars.

Tailings are treated through a cyanide destruction process before being piped 4kms to a tailings management facility for final disposal.

Pokrovskiy Rudnik employs 1,680 staff, including 286 specialist technical and engineering staff. The mine is supported by excellent infrastructure including a fully equipped analytical laboratory, medical facilities, staff accommodation, canteen facilities and offices. The mine is equipped with a full mining fleet, which is currently being re-equipped with new Volvo trucks. All truck movements on site are computer-controlled to optimise vehicle movements.

Operating Environment
The Amur Region, located in the South-Eastern part of the Russian Federation, is home to the Group's primary operations (including Pokrovskiy) and a large proportion of its development assets; it has a vast resource potential and gold mining and is one of the region's leading industries. The region has a total area of almost 364,000km² and a population of over one million people, with available workforce of just over 500,000.

The Amur Region is characterised by a "Taiga" style environment with gently undulating land covered in waterlogged peat bogs and interspersed with Silver Birch woodland. The area is underlain by poorly draining sandy-clay alluvial deposits and is accompanied by intermittent permafrost. Despite the extensive presence of wetland and bog areas, evaporation exceeds rainfall in the area and the dry environment leads to frequent grass fires across the region. The area is characterised by long, cold, winters and short, warm summers, with a three month frost-free "summer" season.

While the local environment is relatively pristine, the harsh climate means that flora and fauna biodiversity and productivity is limited, and there are no areas of special interest or protected areas in the vicinity of the mine.

The mine is located in a remote area. The nearest settlement to the mine is the town of Tygda, 14kms from the site. Tygda has a population of approximately 3,500 people with reportedly high levels of unemployment. Pokrovskiy Rudnik employs over 240 local workers, thereby making a significant contribution to the local economy. The shift system employed by the Pokrovskiy Rudnik (15 days on/15 days off) enables employees to maintain their agricultural small holdings so that local agricultural and employment patterns are not adversely affected.

POKROVSKIY MINE – FACTS & FIGURES

Performance Metrics		2006	2005
Total Material Moved	**'000m³**	**6,297**	**6,084**
Total processed at RIP	'000t	1,698	1,397
Recovery	%	90.8%	91.5%
Gold recovered through RIP	**'000oz**	**190**	**169**
Ore stacked at Heap Leach	'000t	750	714
Recovery	%	73.1%	48.9%
Gold recovered through Heap Leach	**'000oz**	**16.8**	**16.5**
Total Gold Production	**'000oz**	**206.8**	**185.7**



Near Pokrovskiy Mine



Carpentry workshop at Pokrovskiy Rudnik



Medical supplies at Pokrovskiy Medical Centre

Monitoring and Reporting Priorities
In our view it is imperative that mining companies operate in a responsible manner – without the support of local communities and public authorities, mining companies can rapidly lose their "social licence to operate". This requires effective environmental and social governance to minimise the impact of mining operations and to maximise the benefits – be they environmental or social.

The sustainability and viability of the Group is reliant on its capability to retain, train and protect its employees; to make all possible efforts to preserve the surrounding environment and rehabilitate sites after mine closure; and to improve local infrastructure and add value to local communities. It is therefore paramount that the Company monitors and reports on its performance in these areas.

Management Structure and Controls at the Mine

The Team at Pokrovskiy Rudnik and How we Operate
We understand the need to implement our environmental and social governance policies throughout all of the Group's operations to ensure that effective and robust systems and controls are in place at an operational level. As a result, we have staff at all levels within the Group who are responsible for environment, health and safety and social and community issues.

Key staff within Pokrovskiy Rudnik responsible for the management of environmental and social issues include:

Uliana Levanova
Director of Management Company Peter Hambro Mining (MC PHM) Corporate Communications (Blagoveschensk)

Uliana was appointed in 2005 to facilitate and encourage communication between management and mine workers, and between Pokrovskiy Rudnik and the local communities and regional administrations. She undertakes ongoing dialogue with employees to maintain effective internal communication and she also manages the ongoing dialogue with local authorities, communities, media, non-government organisations and charitable organisations.

Vera Usova
Director of MC PHM Ecological Department (Blagoveschensk)

Vera was appointed in 2001 and is responsible for environmental monitoring and control at Pokrovskiy Rudnik. Internal and external environmental monitoring is regularly carried out at the mine under the supervision of Vera, who is also responsible for reporting on performance and compliance matters both internally and to Russian regulatory authorities.

Boris Prokopenko – Deputy Chief Engineer of MC PHM for Industrial Safety

Boris is responsible for the implementation and monitoring of health and safety management systems, as well as for reporting on performance and compliance to Russian regulatory authorities. Boris is also responsible for all staff health and safety training.

Environmental Monitoring and Reporting at Pokrovskiy Rudnik
The Group laboratories are state certified and are authorised to monitor air, water and soil quality, tailings and waste management and rehabilitation and restoration programmes at the mine and in the surrounding area.

Monitoring is undertaken both by the Company and by a number of accredited State institutions and accredited privately-owned organisations. Irgiredmet, a well-respected scientific institute which is 98% owned by the Group, also performs extensive sampling and analysis of environmental samples from the mine.

On a six-monthly basis, complete records of all monitoring activities are submitted for inspection to the Amur Oblast branch of Rosprirodnadzor (environmental protection agency) for inspection. On a bi-annual basis, records are submitted to the Moscow headquarters of Rosprirodnadzor for supervisory review.



Tailings Dam at Pokrovskiy Rudnik



Near Pokrovskiy Mine



Near Pokrovskiy Mine

Extensive reviews of our environmental monitoring and performance records by the Russian authorities in December 2006 confirmed that the mine is operating in full compliance with the Russian regulatory requirements.

As part of the ongoing process of implementing international good practice, we will develop a robust and systematic set of environmental, health and safety and social key performance indicators (KPIs) for use going forward.

Environmental Performance
Current key environmental performance indicators include:

- Maximum permissible concentrations were not exceeded for any pollutants (in air or water) on the border of the sanitary-protection zone at Pokrovskiy Rudnik in 2006;
- The mine is designed as a "zero discharge" facility with water recycled from the tailing's pond back through the processing plant – water discharges from the mine are negligible;
- Cyanide levels within the tailing's pond are within the Russian regulatory levels and are within IFC guideline levels;
- Ore geochemistry means that acid drainage is not an issue at the mine;
- Waste is disposed of according to the Russian regulatory requirements and waste disposed off-site is handled and disposed by authorised contractors;
- The Company is seeking to implement the ISO 14001 environmental management system and will continue the process of implementing IFC guidelines and performance standards, as well as broader international good practice.

Land Reclamation
In 2006 1,775,000m^3 of waste rock was used to fill open pits, however, land reclamation is not due to commence until the operations cease. In 2008, termination of operations is planned at the Pokrovka-3 pit and land reclamation and re-vegetation will be addressed at that stage. All land reclamation is undertaken under regulatory supervision and approval by the Russian regulatory authorities.

Health and Safety Performance
Health and safety monitoring is carried out in accordance with our health and safety management system and with the Russian regulatory requirements. On a monthly basis, the General Director undertakes a formal review of the results of ongoing health and safety inspections carried out at the mine to identify non-compliances and to agree corrective actions.

All workers and visitors to the mine undertake a health and safety induction programme.

Workers are tested on an annual basis on health and safety issues, including tests specific to their particular area of work. A safety management system, approved by the Russian regulatory authorities, has been implemented at the mine.

Current key health and safety performance indicators include:

- Health and safety management system has been implemented at the mine;
- All workers undergo health and safety training;
- All workers are provided with personal protective equipment (PPE);
- All workers undergo annual health checks and are supported by a fully-staffed on-site medical centre with one fully-trained medical staff member for each 191 workers;
- No fatalities occurred at the mine during 2006.



Ecological monitoring laboratory

OUR CONTRIBUTION TO OUR HOST COMMUNITIES



Lesson at Magdagachi school


Magdagachi Church


Primary school children, Magdagachi

The Group is committed to operating in a manner that provides tangible and sustainable benefits to our host communities. This includes supporting educational programmes, financial investment and contributions, awareness raising and maintaining an ongoing dialogue with host communities and the local authorities.

Education Programmes
Pokrovskiy Rudnik has a well-established education programme designed to train existing and future employees with skills that will be of value throughout their careers. We currently have 107 employees enrolled on education courses (55 in higher education, 52 in secondary technical education). The Group also operates a scholarship programme for students.

In order to train future workers and to maintain a pool of skilled workers, the Group works closely with local universities. To that end the Blagoveschensck Pedagogical University has established a new Chemistry Department to meet demand from the Group for scientifically-trained graduates. Lecturers for the new department are provided from the Group's staff. The Group is also planning to establish a local mining engineering college to produce trained mining engineers for the Group.

The Group also works with local schools, organising field trips, supporting research and development projects and providing career development sessions to promote awareness of the mining industry within the host community.

Local Community Investment
The Group plays a major role in the economy of the Amur Region, and is the third largest tax-payer, having contributed a total of US$13.8m in 2006. We endeavour to employ local people where possible, and the average salary at Pokrovskiy Rudnik, of US$580 for a 15-day shift, is considerably higher than the average for the industrial sector within the Amur Region, being US$425.

The Group maintains an extensive charitable funding and sponsorship programme in the Amur Region that supports communities and infrastructure in several local districts. The Group makes contributions to public health services, educational institutions and day centres and sponsors a variety of sporting, cultural, and charitable events.

In Tygda for example, the Group has contributed to the construction and running of local schools as well as the town's fire station, and in Magdagachi, the Group contributes to a number of schools and has recently funded construction of a church (see photograph, left). The Group senior management maintains an active dialogue with local authorities and trade unions, and the Pokrovskiy Rudnik has signed agreements with all local communities for mutual cooperation and support.

Investment in community projects for 2006 is summarised in the table below.

Employee Support
Employment within the Group in Russia falls under the Labour Code of the Russian Federation.

The Group believes in providing its staff with first-rate domestic arrangements while they are on duty; including high quality accommodation and canteen facilities, and recreational and sporting facilities. Employees are eligible for vacation breaks at health resorts, and in 2006 there were 65 such trips subsidised by the Company.

Health and safety and the appropriate medical back-up are of a vital consideration for the Group. There is a fully equipped medical facility on site together with fully trained medical staff. The Group provides considerable assistance to medical institutions in the Amur Region and has bought special medical and computer equipment for local hospitals and clinics and sponsored medical students through their training.

We encourage workers to join the local Trade Union for the mine so that the Group and its workers can undertake a mutually-beneficial dialogue on a wide range of issues. Pokrovskiy Rudnik publishes a free monthly internal newspaper to keep employees up to date on its developments. In addition, the Group's management undertakes regular consultation sessions with the employees to ensure that there is clear communication within the Group.

INVESTMENT IN THE COMMUNITY

Sector	Total Company Russian Roubles	Contributions US Dollars
Public health services	686,407	25,422
Education, day-centres	979,778	36,288
Culture	1,055,957	39,110
Sport	1,170,178	43,340
Charity	3,800,550	140,761
Others	1,363,796	50,511
Total	**9,056,667**	**335,432**

ENVIRONMENTAL AND SOCIAL REVIEW OF POKROVSKIY MINE

The International Finance Corporation (IFC) is an equity investor in the Group, which provides us with extensive support and guidance with regard to environmental and social matters. IFC have recently stated the following with regard to our operations:

"Peter Hambro Mining gold operations in the Amur Region are visited annually by IFC environmental and social development specialists. During these monitoring visits recommendations are made on key issues related to environmental management including monitoring, occupational health and safety, community engagement and local employment.

Good progress in implementing various plans and activities has been assessed each year that IFC have undertaken monitoring visits.

With the Pioneer Mine now under construction, IFC is looking at opportunities to support the Group to develop further its environmental, health and safety function as well as linkages for small and medium-sized enterprise development in mining services.

An independent environmental and social audit of the Pokrovskiy Mine was undertaken recently by Citrus Partners to the satisfaction of IFC."

The presence of the IFC, who closely monitors and guides our environmental and social performance, is adding value to the Group by bringing in international good practice standards and worldwide experience. An IFC representative attends the Board level Sustainability Committee, as required, to assist the Group to move forward this important agenda.

Peter Hambro Mining plc
11 Grosvenor Place
London
SW1X 7HH
United Kingdom

9th May 2007

Our ref: J154

ENVIRONMENTAL & SOCIAL REVIEW OF PROKROVSKIY MINE

Citrus Partners LLP (Citrus) was asked by Peter Hambro Mining plc (PHM), at the recommendation of the International Finance Corporation (IFC), to undertake an independent review of environmental and social management at the Prokrovskiy mine in the Amur Oblast of the Russian Federation, both owned and operated by PHM.

Scope of Review

The scope of the review was to assess PHM operations against the new IFC *Environment, Health and sSafety guidelines for Mining*, against the IFC *Performance Standards on Social & Environmental Sustainability*, and against generally accepted good international practice. In addition, we were asked to report on the status of concerns raised in December 2006 by Rosprirodnadzor (the Russian Federation Environmental Protection Agency) with regard to environmental issues at PHM operations in Amur Oblast.

Conclusions

Site visits and management interviews were undertaken during April and May 2007. The conclusions of the review process were as follows:

- Peter Hambro Mining operations in Amur Oblast are well-run. Operations appear to be in full compliance with Russian regulatory requirements and PHM adopts a pro-active approach to ensuring compliance within a complex and changing regulatory framework;
- Potential concerns raised by Rosprirodnadzor with regard to environmental compliance of PHM operations in Amur Oblast were demonstrated by PHM to be without foundation. After extensive checks of all licences and monitoring data, both Rosprirodnadzor and Gosgortechnadzor confirmed in writing to PHM that no regulatory non-compliances were identified;
- PHM has committed to continue to implement IFC environment, health and safety guidelines and performance standards on social and environmental sustainability at its operations in Amur Oblast.

There are a number of operational issues that will need to be addressed in order for operations to meet IFC requirements. These include the development of a Social and Environment Management System, the implementation of the International Cyanide Management Code, and the development of enhanced stakeholder engagement systems. A detailed Action Plan has been prepared and will be implemented by PHM to meet IFC requirements and international good practice.

Opinion

In our opinion, the information presented by PHM in the Sustainability Report 2006 provides a balanced and fair representation of PHM's environmental and social performance. We are not aware of any material issues excluded or misstatements made in relation to this information.

Citrus Partners

Citrus Partners LLP

Registered Office
[illegible]
[illegible]
[illegible]
[illegible]
Company Registration OC317372

PETER HAMBRO MINING PLC

11 Grosvenor Place
Belgravia
London
SW1X 7HH

Tel. +44 20 7201 8900
Fax. +44 20 7201 8901
Email. contact@peterhambro.com

www.peterhambro.com

END